UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

SuccessFactors, Inc.

(Name of Subject Company)

SuccessFactors, Inc.

(Name of Person(s) Filing Statement)

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

864596101

(CUSIP Number of Class of Securities)

Lars Dalgaard

Chief Executive Officer

1500 Fashion Island Blvd., Suite 300

San Mateo, CA 94404

(650) 645-2000

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Gordon K. Davidson, Esq. Jeffrey R. Vetter, Esq. Fenwick & West LLP 801 California Street Mountain View, California 94041 (650) 988-8500	Hillary B. Smith, Esq. General Counsel and Secretary SuccessFactors, Inc. 1500 Fashion Island Blvd., Suite 300 San Mateo, CA 94404 (650) 645-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information

Name and Address

The name of the subject company is SuccessFactors, Inc., a Delaware corporation (the “Company,” “SuccessFactors,” “we,” “our” or “us”), and the address and telephone number of its principal executive offices are 1500 Fashion Island Blvd., Suite 300, San Mateo, CA 94404, (650) 645-2000.

Securities

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes hereto, as it may be amended or supplemented, this “Statement”) relates is SuccessFactors’ common stock, par value $0.001 per share (“Common Stock” or the “Shares”). At the close of business on December 12, 2011, there were 84,873,442 shares of Common Stock outstanding.

Item 2. Identity and Background of Filing Person

Name and Address

SuccessFactors is the person filing this Statement. SuccessFactors’ name, address and business telephone number are set forth in “Item 1. Subject Company Information,” which information is incorporated herein by reference. SuccessFactors’ website address is www.SuccessFactors.com. The information on SuccessFactors’ website is not considered a part of this Statement.

Tender Offer and Merger

This Statement relates to the cash tender offer by Saturn Expansion Corporation, a Delaware corporation (“Purchaser”), which is a wholly-owned subsidiary of SAP America, Inc., a Delaware corporation (“Parent”), which is a wholly-owned subsidiary of SAP AG, a stock corporation organized under the laws of the Federal Republic of Germany (“SAP AG”), to purchase all issued and outstanding shares of Common Stock at a purchase price of $40.00 per share, payable net to the seller in cash, without interest and subject to any withholding of taxes required by applicable law (the “Offer Price”). The tender offer is disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as it may be amended or supplemented, the “Schedule TO”), filed by Purchaser and Parent with the U.S. Securities and Exchange Commission (the “SEC”) on December 16, 2011, and is upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 16, 2011 (the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The Offer to Purchase and Letter of Transmittal are being mailed with this Statement and are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of December 3, 2011 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser and the Company. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Statement and is incorporated herein by reference. The Merger Agreement is summarized in Section 11(b), entitled “The Merger Agreement”, of the Offer to Purchase. The Merger Agreement provides, among other things, for the making of the Offer and further provides that, following the successful completion of the Offer, upon the terms and subject to the conditions contained in the Merger Agreement, Purchaser will consummate a merger (the “Merger”) under the General Corporation Law of the State of Delaware (the “DGCL”) in which any remaining shares of Common Stock not validly tendered pursuant to the Offer (other than shares of Common Stock held by SuccessFactors, Parent or any of their wholly owned subsidiaries or shares of Common Stock held by stockholders of the Company who properly exercise appraisal rights) will be converted into the right to receive the cash in an amount equal to the Offer Price. Upon consummation of the proposed Merger, Purchaser will merge with and into SuccessFactors and will cease to exist, with SuccessFactors continuing as the surviving corporation. SAP AG has agreed to absolutely, irrevocably and unconditionally guarantee the obligations of Parent and Purchaser under the Merger Agreement.

The Merger Agreement governs the contractual rights among SuccessFactors, SAP AG, Parent and Purchaser in relation to the Offer, the Merger, and the transactions contemplated therein. The Merger Agreement has been included as an exhibit to this Statement to provide SuccessFactors’ stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about SuccessFactors, SAP AG, Parent or Purchaser in SuccessFactors’ or SAP AG’s public reports filed with the SEC. The Merger Agreement has been included as an exhibit to this Statement to provide information regarding its terms. It is not intended to modify or supplement any factual disclosures about the Company, SAP AG, Parent or Purchaser in any public reports filed with the SEC by the Company, SAP AG, Parent or Purchaser. In particular, the assertions embodied in the representations, warranties, and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specified dates, were solely for the benefit of the parties to the Merger Agreement, and are subject to limitations agreed upon by the parties to the Merger Agreement, including being qualified by confidential disclosure schedules provided by the Company to Parent and Purchaser in connection with the execution of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement have been made for the purposes of allocating risk between the parties to the Merger Agreement instead of establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about the Company, Parent or Purchaser. The representations and warranties set forth in the Merger Agreement may also be subject to a contractual standard of materiality different from that generally applicable under federal securities laws. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties, or covenants or any descriptions thereof as characterizations of the actual state of facts or the actual condition of the Company, SAP AG, Parent or Purchaser or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Parent has formed Purchaser solely for the purpose of engaging in the transactions contemplated by the Merger Agreement, including the Offer and the Merger. To date, Purchaser has not carried on any activities other than those related to its formation, the Merger Agreement, the Offer and the Merger. According to the Offer to Purchase filed by Purchaser as Exhibit (a)(1)(A) to the Schedule TO, the business address and telephone number of Parent and Purchaser are 3999 West Chester Pike, Newtown Square, Pennsylvania 19073, (610) 661-1000.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

Except as disclosed in this Statement or in the Information Statement of the Company attached to this Statement as Annex II and incorporated herein by reference (the “Information Statement”) or as otherwise incorporated by reference herein, as of the date of this Statement, there is no material agreement, arrangement or understanding, or actual or potential conflict of interest between the Company or any of its affiliates and (1) the Company’s executive officers, directors or affiliates or (2) SAP AG, Parent, or Purchaser or their respective executive officers, directors or affiliates. The Information Statement is being furnished to the Company’s stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act, in connection with Parent’s right (after acquiring a majority of the shares of Common Stock (determined on a fully diluted basis) pursuant to the Offer) to designate persons to the Board of Directors of SuccessFactors (the “Board”) other than at a meeting of the stockholders of the Company.

Any information contained in the documents incorporated herein by reference shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.

Arrangements between SuccessFactors and Parent, Purchaser and SAP AG

Merger Agreement

A summary of the Merger Agreement is contained in Section 11(b) entitled “The Merger Agreement” in the Offer to Purchase, which summary is incorporated herein by reference, but is qualified in its entirety by reference to the Merger Agreement, which is the actual legal document governing the Merger and the parties’ respective rights and obligations with respect thereto. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Statement and is incorporated herein by reference.

The Merger Agreement has been provided solely to inform investors of its terms. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement and as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may be intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality in a way that is different from what may be viewed as material by stockholders of, or other investors in, the Company. Except as expressly provided otherwise in the Merger Agreement, the Company’s stockholders and other investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Parent, the Purchaser or any of their respective subsidiaries or affiliates.

Mutual Non-Disclosure Agreement

The Company and SAP AG are parties to a mutual non-disclosure agreement (the “Mutual Non-Disclosure Agreement”) dated as of October 21, 2011 and effective as of October 20, 2011. The Mutual Non-Disclosure Agreement provides, among other things, that, in connection with an evaluation relating to a potential relationship, cooperation or transaction, each of SAP AG and the Company (i) may deliver to the other party certain confidential information, and that the receiving party will keep all such information relating to the other party confidential and will not disclose such information to any other person (except to their respective representatives who are actively and directly participating in the evaluation of such information or who otherwise have a “need to know” such information for the purpose of such evaluation, or as otherwise required by law) without the consent of the other party, (ii) shall abide by certain “standstill” restrictions involving the other party’s securities until one year following the termination of the Mutual Non-Disclosure Agreement and (iii) shall not, subject to certain limited exceptions, until one year following the termination of the Mutual Non-Disclosure Agreement, solicit, or employ, certain of the other party’s officers or employees. This summary of the Mutual Non-Disclosure Agreement does not purport to be complete and is qualified in its entirety by reference to the Mutual Non-Disclosure Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Exclusivity Agreements

The Company and SAP AG are parties to an exclusivity agreement (the “Exclusivity Agreement”) dated as of November 11, 2011 and effective as of November 9, 2011 whereby, in connection with discussions regarding a possible transaction between the Company and SAP AG and the requirement to expend a substantial amount of time and resources to evaluate such transaction, the Company and SAP AG agreed that, between November 9, 2011 and November 22, 2011, the Company, its subsidiaries and representatives would not (i) solicit, initiate, seek, or knowingly encourage, facilitate or induce the making, submission or announcement of any Alternative Proposal (as defined in the Exclusivity Agreement), (ii) disclose to any person any nonpublic information relating to SuccessFactors and/or any of its subsidiaries in connection with, or enter into, participate in, maintain or continue any communications or negotiations regarding, any Alternative Proposal, (iii) agree to, accept, recommend or endorse (or publicly propose or announce any intention or desire to agree to, accept, recommend or endorse) any Alternative Proposal, or (iv) enter into any letter of intent, contract or other agreement relating to any Alternative Proposal (such prohibited actions, the “Excluded Actions”).

On November 22, 2011, the Company and SAP AG entered into an amended and restated exclusivity agreement (the “Mutual Exclusivity Agreement”) whereby, in connection with the ongoing discussions regarding a possible transaction between the Company and SAP AG and the requirement to expend a substantial amount of time and resources to evaluate such transaction, the Company and SAP AG agreed that, between November 9, 2011 and December 5, 2011, (a) the Company, its subsidiaries and representatives would not engage in any Excluded Actions and (b) SAP AG, its subsidiaries and representatives would not (i) solicit, initiate, seek, or knowingly encourage, facilitate or induce the making, submission or announcement of any Competitor Alternative Proposal (as defined in the Mutual Exclusivity Agreement), (ii) participate in, maintain or continue any communications or negotiations regarding, any Competitor Alternative Proposal, (iii) agree to, accept, recommend or endorse (or publicly propose or announce any intention or desire to agree to, accept, recommend or endorse) any Competitor Alternative Proposal, or (iv) enter into any letter of intent, contract or other agreement relating to, or otherwise agree to or consummate or effect any Competitor Alternative Proposal.

This summary of the Exclusivity Agreement and the Mutual Exclusivity Agreement does not purport to be complete and is qualified in its entirety by reference to the Exclusivity Agreement and the Mutual Exclusivity Agreement, which are filed as Exhibits (e)(3) and (e)(4) hereto, respectively, and incorporated herein by reference.

Beneficial Ownership of Common Stock

According to the Schedule TO, as of December 12, 2011, none of SAP AG, Parent or Purchaser beneficially owned any shares of Common Stock.

Arrangements with Current Executive Officers and Directors of SuccessFactors

Overview

In considering the recommendation of the Board set forth in “Item 4. The Solicitation or Recommendation—Recommendation of the Board” the Company’s stockholders should be aware that certain executive officers and directors of the Company may be considered to have interests in the transactions contemplated by the Merger Agreement (including the Offer and the Merger) that may be different from, or in addition to, those of the Company’s stockholders generally. The Board was aware of these interests and considered them, along with other matters, in evaluating and approving the Merger Agreement and the transactions contemplated thereby and recommending that the Company’s stockholders accept the Offer, tender their Shares in the Offer and, to the extent required by applicable law, adopt the Merger Agreement.

The following is a discussion of all known material agreements, understandings and any actual or potential conflicts of interest between the Company and its executive officers or directors that relate to the transactions contemplated by the Merger Agreement. Additional material agreements, understandings and actual or potential conflicts of interest between the Company and its executive officers or directors that are unrelated to the transactions contemplated by the Merger Agreement are discussed in the Information Statement. The following summaries are qualified in their entirety by reference to the Merger Agreement, the Company’s 2001 Stock Option Plan, filed as exhibit (e)(5) hereto, the Company’s 2007 Equity Incentive Plan, filed as exhibit (e)(6) hereto, the Plateau Systems, Ltd. 2001 Stock Option Plan filed as exhibit (e)(7) hereto, and the Plateau Systems, Ltd. 2011 Equity Incentive Plan, filed as exhibit (e)(8) hereto (together with the 2001 Stock Option Plan, the Company’s 2007 Equity Incentive Plan, the Plateau Systems, Ltd. 2001 Stock Option Plan, and the Plateau Systems, Ltd. 2011 Equity Incentive Plan, collectively, (the “Company Stock Plans”), the Company’s Change in Control Plan, filed as exhibit (e)(9) hereto (the “Change in Control Plan”), the form of Indemnity Agreement with our directors and officers, filed as exhibit (e)(10) hereto, the Executive Employment Agreement with Lars Dalgaard, dated July 20, 2011, filed as exhibit (e)(11) hereto, the Performance Share Unit Agreement with Lars Dalgaard, dated July 20, 2011, filed as exhibit (e)(12) hereto, and the Amended Offer Letter with James Larson, dated May 27, 2010, filed as exhibit (e)(13) hereto, each of which is incorporated herein by reference. For further information with respect to the arrangements between the Company and its named executive officers, see the information included under “Item 8. Additional Information—Golden Parachute Compensation,” which is hereby incorporated into this Item 3 by reference.

Consideration for Shares Tendered Pursuant to the Offer

If the Company’s directors and executive officers were to tender any Shares they beneficially own pursuant to the Offer, pursuant to the Merger Agreement they would receive the same cash consideration per Share on the same terms and conditions as the other stockholders of the Company. As of December 12, 2011, the directors and executive officers of the Company beneficially owned, in the aggregate, 686,739 Shares (excluding for this purpose shares of Common Stock underlying Options, RSUs and Restricted Stock (each as defined below), which are set forth in the tables below). If the directors and executive officers were to tender all 686,739 Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, then such directors and executive officers would receive an aggregate of approximately $27,469,560 in cash, without interest and less any withholding required by applicable tax laws. As indicated below, to the Company’s knowledge after making reasonable inquiry, all of the Company’s directors and executive officers intend to tender all of their Shares in the Offer.

Effect of the Offer and the Merger Agreement on Equity Awards

The discussion below describes the treatment of the Company’s equity awards pursuant to the Merger Agreement, assuming there is no right to change in control benefits under the Change in Control Plan or other employment arrangements, which are discussed separately below. See “—Employment and Change of Control Arrangements.”

Consideration for Options

The Merger Agreement provides that each option to purchase Common Stock (“Option”) (whether vested or unvested) that is unexpired, unexercised and outstanding immediately prior to the time at which the Merger becomes effective (the “Effective Time”) will, upon the occurrence of the Effective Time, be cancelled in exchange for the right to receive, within 30 days following the Effective Time, an amount in cash equal to the product of (x) the aggregate number of Shares subject to such Option and (y) the excess, if any, of the Offer Price over the per share exercise price under such Option, without interest thereon and less any amount required to be withheld or deducted under any provision of U.S. federal, state or local tax law. If the per share exercise price under any such Option is equal to or greater than the Offer Price, such Option shall be canceled without payment of consideration.

Consideration for Unvested Restricted Stock and RSUs

The payout of the Offer Price pursuant to the Merger Agreement in exchange for each Share that immediately prior to the Effective Time remains subject to the Company’s outstanding right to claim the return of such share under the terms of any Company restricted stock units and performance restricted stock units (“Equity Plan Stock” or “RSUs”) and each outstanding share of Company Common Stock that is subject to forfeiture or repurchase by the Company (“Restricted Stock”), in each case, other than those held by non-employee directors, will remain subject to the vesting terms that applied with respect to such shares of Restricted Stock or Equity Plan Stock immediately prior to the Acceptance Time under the Restricted Stock or Equity Plan Stock award applicable to such shares of Restricted Stock or Equity Plan Stock. Each holder of unvested shares of Restricted Stock or Equity Plan Stock will be paid in a cash lump-sum on the date upon which such shares of Restricted Stock or Equity Plan Stock would have vested under the terms and conditions set forth in the Restricted Stock or Equity Plan Stock award applicable to such shares of Restricted Stock or Equity Plan Stock, without interest thereon and less such amounts as are required to be withheld or deducted under any provision of U.S. federal, state or local tax law (provided that if the vesting terms and conditions are not satisfied and vesting ceases to continue at any point after the Effective Time, no such payment will be made with respect to such applicable share of Equity Plan Stock or Restricted Stock).

Consideration for Vested Restricted Stock and RSUs

All shares of Restricted Stock or Equity Plan Stock which are vested immediately prior to the Effective Time, in each case, other than those held by non-employee directors, following the Effective Time will be cancelled and converted into the right to receive an amount in cash equal to the Offer Price, without interest thereon and less such amounts as are required to be withheld or deducted under any provision of U.S. federal, state or local tax law.

Consideration for Restricted Stock and RSUs held by Non-Employee Directors

All shares of Restricted Stock and Equity Plan Stock (whether vested or unvested) held by non-employee directors will be cancelled and converted into the right to receive within 30 days following the Effective Time an amount in cash equal to the Offer Price, without interest and less such amounts as are required to be withheld or deducted under any provision of U.S. federal, state or local tax law.

The table below sets forth the number of outstanding vested and unvested Options, Restricted Stock and RSUs held by the Company’s executive officers and directors as of December 12, 2011 and the estimated consideration that each of them would receive after the Effective Time in connection with the cancellation of, and payment for, such Options, Restricted Stock and RSUs pursuant to the Merger Agreement as described above. The below table assumes continued employment through the Effective Time.

Name of Director or Executive Officer	Number of Un- Restricted Shares Owned	Cash Consider- ation for Un- Restricted Shares ($)	Number of Vested and Unvested Stock Options	Cash Consider- ation for Vested and Unvested Stock Options ($)		Number of Unvested Restricted Stock and Equity Plan Stock	Cash Consider- ation for Unvested Restricted Stock and Equity Plan Stock ($)(1)	Number of Vested Restricted Stock and Equity Plan Stock	Cash Consider- ation for Vested Restricted Stock and Equity Plan Stock	Consider- ation Under Merger Agree- ment($)
William H. Harris, Jr., Director(2)	2,200	88,000	15,820	123,562	(3)	2,823	112,920	761	30,440	354,922
William E. McGlashan, Jr., Director(2)	761	30,440	52,844	1,265,385	(4)	1,522	60,880	761	30,440	1,387,145
Eric C.W. Dunn, Director(2)	29,466	1,178,640	52,844	1,265,385	(5)	1,522	60,880	761	30,440	2,535,345
Elizabeth A. Nelson, Director(2)	40,761	1,630,440	82,844	2,202,885	(6)	1,522	60,880	761	30,440	3,924,645
Douglas J. Burgum, Director(2)	155,761	6,230,440	82,844	2,202,885	(7)	1,522	60,880	761	30,440	8,524,645
Lars Dalgaard, Director, Chief Executive Officer and Founder	111,634	4,465,360	1,386,653	44,570,471	(8)	256,967 199,998	18,278,600	0	0	67,314,431
Doug Dennerline, President	25,000	1,000,000	250,000	2,845,500	(9)	75,000	3,000,000	0	0	6,845,500
Bruce C. Felt, Jr., Chief Financial Officer	100	4,000	139,334	3,588,570	(10)	98,929	3,957,160	0	0	7,549,730
Jeffrey W. Diana, Chief People Officer	0	0	65,000	670,800	(11)	65,000	2,600,000	0	0	3,270,800
Hillary B. Smith, General Counsel	0	0	46,042	782,254	(12)	57,321	2,292,840	0	0	3,075,094
Kara Wilson, Chief Marketing Officer	0	0	50,000	808,500	(13)	50,000	2,000,000	0	0	2,808,500
Paul Sparta, Chief Integration Officer	285,160	11,406,400	86,819	2,173,499	(14)	26,164	1,046,560	0	0	14,626,459
Luen Au, Chief Technical Officer	20,779	831,160	422,500	14,162,325	(15)	43,571	1,742,840	83,555	3,342,200	20,078,525
James Larson, VP Field Operations	15,117	604,680	166,772	5,066,507	(16)	111,429	4,457,160	0	0	10,128,347

(1)

As noted above, the payment for the unvested RSU awards of Messrs. Dalgaard, Dennerline, Felt, Diana, Sparta, Au and Larson, and Ms. Smith and Ms. Wilson will remain subject to the vesting terms that applied to such RSU prior to the Effective Time and will be paid on the vesting date of such award, unless they are terminated or resign in circumstances entitling them to accelerated vesting in accordance with the terms of their Change of Control Agreements (or in the case of Mr. Larson, his offer letter). Please see “—Effect of the Offer and the Merger Agreement on Equity Awards—Unvested Restricted Stock and RSUs” above. Mr. Dalgaard’s PRSU (as defined below) will convert to time-based vesting at the Acceptance Time. Please see “—Employment and Change of Control Arrangements” below.
(2)	This individual is a Non-Employee Director. All shares of Equity Plan Stock held by this individual will be cancelled and converted into the right to receive an amount in cash equal to the Offer Price, net of withholding and taxes. Please see “—Effect of the Offer and the Merger Agreement on Equity Awards—Consideration for Restricted Stock and RSUs held by Non-Employee Directors” above.
(3)	Based upon a weighted average exercise price of $32.19.
(4)	Based upon a weighted average exercise price of $16.05
(5)	Based upon a weighted average exercise price of $16.05.
(6)	Based upon a weighted average exercise price of $13.41.
(7)	Based upon a weighted average exercise price of $13.41.
(8)	Based upon a weighted average exercise price of $7.86.
(9)	Based upon a weighted average exercise price of $28.62.
(10)	Based upon a weighted average exercise price of $14.24.
(11)	Based upon a weighted average exercise price of $29.68.
(12)	Based upon a weighted average exercise price of $23.01.
(13)	Based upon a weighted average exercise price of $23.83.
(14)	Based upon a weighted average exercise price of $14.97.
(15)	Based upon a weighted average exercise price of $6.48.
(16)	Based upon a weighted average exercise price of $9.62.

Company Stock Plans

Following the date and time of acceptance for payment of Shares tendered and not properly withdrawn (the “Acceptance Time”) and prior to the Effective Time, each of the Company Stock Plans shall be terminated, and no further equity awards (including, but not limited to, any options to acquire shares of Common Stock, RSUs or performance-based RSUs (“PRSUs”)) or other rights with respect to Shares shall be granted thereunder.

Employment and Change of Control Arrangements

Change in Control Plan

The Company has, with each of the executive officers, at-will employment agreements and change in control benefits pursuant to the Change in Control Plan or arrangements as otherwise specified below. The potential compensation to be provided to the Company’s executive officers in connection with the change in control that will result from the Offer are described below and, for our named executive officers, under the heading “Item 8. Additional Information—Golden Parachute Compensation,” below, which information is incorporated by reference herein.

Under the Change in Control Plan, in the event of a qualifying termination in connection with a Change in Control (as defined below) and contingent upon the participant’s execution of a binding severance and release agreement, the participant will be entitled to receive (1) a lump sum cash payment in an amount equal to such participant’s annual base salary as in effect immediately prior to the severance date, plus such participant’s target annual bonus or cash incentive opportunity for the year in which the severance date occurs, multiplied by (i) two, in the case of the Chief Executive Officer and other employees designated as Tier 1 Employees by the plan administrator in writing, (ii) one, in the case of (i) an “officer” of SuccessFactors within the meaning of Section 16 and Rule 16a-1(f) under the Exchange Act, (ii) an “executive officer” of SuccessFactors within the meaning of Item 401(b) of Regulation S-K and Rule 405 of the Securities Act of 1933, as amended, or (ii) any other employee designated as Tier 2 Employees by the plan administrator in writing; or (iii) 0.5, in the case of any employee designated as Tier 3 Employees by the plan administrator, (2) full acceleration of all outstanding equity awards; and (3) reimbursement of premiums paid for continuation coverage for twelve months for Tier 1 and Tier 2 Employees and six months for Tier 3 Employees pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”). Mr. Dalgaard is the only Tier 1 Employee and all other participating executive officers are Tier 2 Employees.

A “Change in Control” under the Change in Control Plan shall be deemed to have occurred if any one of the following events shall have occurred: (i) any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becomes the “beneficial owner” (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of our securities representing fifty percent (50%) or more of the total voting power represented by our then-outstanding voting securities; (ii) the consummation of the sale or disposition by us of all or substantially all of our assets; (iii) the consummation of a merger or consolidation of us with any other corporation, other than a merger or consolidation which would result in our voting securities outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) at least fifty percent (50%) of the total voting power represented by our voting securities or such surviving entity or its parent outstanding immediately after such merger or consolidation; or (iv) any other transaction which qualifies as a “corporate transaction” under Section 424(a) of the Code wherein our stockholders give up all of their equity interest in us (except for the acquisition, sale or transfer of all or substantially all of our outstanding shares).

Employment Arrangements.

Lars Dalgaard. In July 2011, we entered into an amended and restated employment agreement with Lars Dalgaard, our founder and Chief Executive Officer (the “2011 Employment Agreement”). This agreement specifies that Mr. Dalgaard’s employment with us is at will. If Mr. Dalgaard’s employment is terminated without “Cause” or he resigns for “Good Reason” during the period of time beginning on the date the Merger Agreement is executed and ending on either the date that is 12 months following a Change in Control (if the Change in Control is consummated) or the date of termination of such agreement (if the Change in Control is not consummated), and he executes a binding release of claims, he will receive the benefits under the Change in Control Plan, except that his PRSUs will be accelerated as provided in the 2011 Employment Agreement, provided he executes a two-year non-competition agreement. Under the 2011 Employment Agreement and the PRSU Agreement, 1/3 of the PRSU shares will vest based upon actual performance as of December 31, 2011 (such number of shares may be more or less than 33,333 based upon actual performance). Following the consummation of the Merger, 33,333 PRSU shares will vest on each of December 31, 2012 and 2013, except that if Mr. Dalgaard is terminated without cause or resigns for good reason (as such terms are defined in the Change in Control Plan) within 12 months following the Merger, all of such unvested PRSUs will immediately vest.

James Larson. In August 2007, we entered into an employment offer letter with James Larson, our Vice President of Field Operations, which we subsequently amended in May 2010. This amended offer letter specifies that Mr. Larson’s employment with us is at-will. In the event of a Change in Control (as defined in the Company’s 2001 Stock Option Plan), in addition to normal vesting, 50% of his then-unvested equity awards shall vest in equal monthly installments over the 12 months immediately following the consummation of the Change in Control. In addition, if he is terminated without “Cause” or he resigns for “Good Reason” (each as defined in his offer letter) within 12 months following the Change in Control, and he executes a binding release of claims, all of his then-unvested shares shall vest in full on his termination date. Mr. Larson has declined participation in the Change in Control Plan.

Effect of Merger Agreement on Employee Benefits

With respect to any “employee benefit plan,” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, maintained by Parent or any of its subsidiaries (collectively, “Parent Benefit Plans”), in which any director, officer or employee of SuccessFactors or a SuccessFactors subsidiary will participate as of or after the Effective Time, Parent or any subsidiary of Parent will recognize all service of directors, officers or employees of SuccessFactors or a SuccessFactors subsidiary for vesting or eligibility purposes (but not for benefit accrual purposes, except for vacation and severance, if applicable) in any Parent Benefit Plan in which such director, officer or employee of SuccessFactors or a SuccessFactors subsidiary may be eligible to participate after the Effective Time.

Prior to the Effective Time, SuccessFactors shall take such actions as Parent may reasonably request relating to the 401(k) Plan of SuccessFactors (the 401(k) Plan) as Parent may deem necessary or appropriate, including amending and/or terminating the 401(k) Plan prior to the Effective Time, subject to the terms of the 401(k) Plan and applicable Law and provided that such action does not preclude the immediate participation of SuccessFactors employees in any successor plan.

As of the date of this Statement, no members of the Company’s current management have entered into any agreement, arrangement or understanding with SAP AG, Parent, the Purchaser or their affiliates to provide continuing employment with, or the right to convert into or reinvest or participate in the equity of, the Purchaser, the Surviving Corporation or any of its subsidiaries. Moreover, as of the date of this Statement, no discussions have occurred between members of the Company’s current management and representatives of SAP AG, Parent, the Purchaser or their affiliates with respect to any such agreement, arrangement or understanding. Although it is possible that certain members of the Company’s current management team will enter into arrangements with SAP AG, Parent, the Purchaser or their affiliates regarding employment (and severance arrangements) with, and the right to purchase or participate in the equity of, SAP AG, as of the date of this Statement, no discussions have occurred between members of the Company’s current management and representatives of SAP AG, Parent, the Purchaser or their affiliates regarding any such arrangements, and there can be no assurance that any parties will reach an agreement.

Appointment of the Company’s Chief Executive Officer to SAP AG’s Executive Board

The executive board of SAP AG has indicated that it will propose to the supervisory board of SAP AG that it appoint Mr. Dalgaard to SAP AG’s executive board concurrently with the consummation of the Merger; however, there is no binding agreement between SAP AG and Mr. Dalgaard regarding this appointment.

Directors’ and Officers’ Indemnification, Exculpation and Insurance

Section 145 of the DGCL provides that a Delaware corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities with other entities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful. The Company’s bylaws provide for the indemnification of the Company’s directors, officers, employees and agents to the fullest extent permitted by applicable law.

Section 102(b)(7) of the DGCL allows a corporation to eliminate in its certificate of incorporation the personal liability of its directors to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware law or for any transaction from which the director derived an improper personal benefit. Article Seventh of the Company’s certificate of incorporation provides for such limitation of liability to the fullest extent permitted by the DGCL.

In addition, to complement the indemnification protection afforded under applicable law, the Company’s certificate of incorporation and bylaws and any policies of insurance which may be maintained by the Company, the Company has entered into separate indemnification agreements with each of the Company’s independent, non-management directors and senior executives, which provide for the indemnification of the directors and executives party thereto under certain circumstances.

Pursuant to the Merger Agreement, Parent agreed that, for six years from and after the Effective Time, it will cause the Surviving Corporation to, indemnify and hold harmless all current and former directors and officers of the Company to the same extent such persons were indemnified as of the date of the Merger Agreement under applicable law, the Company certificate of incorporation and bylaws, and any indemnification agreements in existence on the date of the Merger Agreement with any directors, officers or employees of the Company. In addition, the Merger Agreement provides that, through the sixth anniversary of the Effective Time, the certificate of incorporation and bylaws of the Surviving Corporation shall contain provisions regarding elimination of liability of directors, and indemnification of and advancement of expenses to directors, officers and employees of the Company no less favorable than those contained in the Company’s certificate of incorporation and bylaws as in effect as of the date of the Merger Agreement. The indemnification agreements and other similar agreements with the Company’s directors and executive officers that survive the Merger will continue in full force and effect in accordance with their terms.

Pursuant to the Merger Agreement, Parent further agreed that, for six years from and after the Effective Time, it will cause the Surviving Corporation to maintain directors’ and officers’ liability insurance with terms, conditions, retentions and levels of coverage at least as favorable in the aggregate as the Company’s existing directors’ and officers’ liability insurance. However, in no event will the Surviving Corporation be required to spend an annual premium amount in excess of 300% of the annual premium paid by the Company for such insurance prior to the date of the Merger Agreement. In addition, the requirement for the Surviving Corporation to maintain such insurance policies in effect for six year from and after the Effective Time may also be satisfied if a prepaid “tail” policy for directors’ and officers’ liability insurance coverage is obtained prior to the Effective Time.

Continuing Directors

The Merger Agreement provides that, from the Acceptance Time until the Effective Time, at least three existing directors of the Company who are “independent directors” as defined by Rule 303A.02 of the New York Stock Exchange (“NYSE”) Listed Company Manual and eligible to serve on SuccessFactors’ audit committee under the Exchange Act and NYSE rules and, at least one of whom is an “audit committee financial expert” as defined in Item 407(d)(5) of Regulation S-K and the instructions thereto will continue to serve on the Board (the “Continuing Directors”). If the number of Continuing Directors is reduced below three for any reason, the remaining Continuing Directors are entitled to elect or designate a person meeting the foregoing criteria to fill the vacancy or, if no Continuing Directors remain, the other directors will designate three persons meeting the foregoing criteria to fill such vacancies. The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. For additional information regarding these arrangements, see Section 11(b), entitled “The Merger Agreement,” in the Offer to Purchase.

Item 4. The Solicitation or Recommendation

Solicitation or Recommendation

After careful consideration, including a thorough review of the terms and conditions of the Offer in consultation with the Company’s management and legal and financial advisors, on December 3, 2011 the full Board unanimously (i) determined and declared that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, were advisable and fair to, and in the best interests of, the Company and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (iii) recommended that the Company’s stockholders accept the Offer, tender their shares of Common Stock to the Purchaser in the Offer, and, to the extent stockholder approval is required under applicable law, adopt the Merger Agreement.

Accordingly, for the reasons described in more detail below, the Board unanimously recommends that the Company’s stockholders accept the Offer, tender their shares of Common Stock to Purchaser in the Offer, and, to the extent stockholder approval is required under applicable law, adopt the Merger Agreement.

In reaching the conclusions and in making the recommendation described above, the Board took into account a number of reasons, described under “—Reasons for the Recommendation of the Board” below.

A copy of the joint press release issued by the Company and SAP AG announcing the execution of the Merger Agreement is filed as Exhibit (a)(5)(A) hereto, and is incorporated herein by reference.

Background of the Offer

The Board, together with senior management of the Company, has in the ordinary course regularly evaluated business development strategies and reviewed the Company’s strategic alternatives in light of the business and economic environment, as well as developments in the enterprise software industry. As part of this strategy, the Company has completed various acquisitions of providers of complementary products and services. These reviews have included potential acquisitions of companies or assets of a wide range of sizes and development, potential joint venture opportunities or other strategic alliances with third parties.

On July 20, 2010, the Company completed the acquisition of CubeTree, Inc. (“CubeTree”), a provider of social media and collaboration software. SAP AG and CubeTree had commercial dealings prior to the Company’s acquisition of CubeTree, which commercial relationship has continued in effect following the acquisition.

On September 23, 2011 the assistant to Lars Dalgaard, the Chief Executive Officer of the Company, was contacted by the assistant to William Richard McDermott, SAP AG’s Co-Chief Executive Officer, for purposes of scheduling an informal meeting between Messrs. Dalgaard and McDermott.

On September 27, 2011, Mr. McDermott met with Mr. Dalgaard at the Company’s offices to discuss a possible acquisition of the Company by SAP AG. During this discussion, neither Mr. McDermott nor Mr. Dalgaard proposed or discussed specific terms of a potential acquisition. Following this discussion, Mr. Dalgaard spoke with each of the other members of the Board regarding the meeting that had taken place between SAP AG and Mr. Dalgaard earlier on the same day.

On September 29, 2011, James Hagemann Snabe, SAP AG’s Co-Chief Executive Officer, conducted a conference call with Mr. Dalgaard to discuss the potential for an acquisition of the Company by SAP AG. During this conference call, neither Mr. Snabe nor Mr. Dalgaard proposed or discussed specific terms of a potential acquisition.

On September 30, 2011, the Board held a telephonic meeting to discuss the meeting and conference call between a representative of SAP AG and Mr. Dalgaard that had taken place on September 27, 2011 and September 29, 2011, respectively. Mr. Dalgaard informed the Board of the matters discussed during his conversations with Messrs. McDermott and Snabe, and stated that SAP AG had not presented a specific proposal with respect to a proposed business combination. The Board asked Mr. Dalgaard to continue to keep the Board promptly apprised of further discussions and developments between the Company’s management and representatives of SAP AG.

On October 10, 2011, Mr. Dalgaard and James Mackey, SAP AG’s head of corporate development, discussed the steps SAP AG would need to take to evaluate a potential acquisition and prepare a formal proposal for an acquisition of the Company. Mr. Mackey stated that SAP AG was prepared to proceed rapidly but would require an exclusivity period in which to complete its due diligence. During this discussion, neither Mr. Mackey nor Mr. Dalgaard proposed or discussed specific terms of a potential acquisition.

On October 11, 2011, the Board held a regularly-scheduled meeting, and, in a separate closed session, discussed the meetings between the Company and SAP AG. At this meeting, the Company’s outside counsel, Fenwick & West LLP (“Fenwick & West”), made a presentation to the Board regarding public company acquisitions, disclosure obligations and fiduciary duties of the Board in the context of an acquisition.

On October 12, 2011, Mr. Dalgaard had a telephone call with Mr. McDermott in which Mr. McDermott described SAP AG’s internal approval process to proceed with diligence for a potential transaction and stated that Mr. Mackey would contact Mr. Dalgaard to discuss the process.

On October 13, 2011, Mr. McDermott and Mr. Dalgaard spoke via telephone. Mr. McDermott indicated SAP AG’s desire to commence its due diligence investigation in connection with a potential acquisition of the Company. Mr. Dalgaard specified that, before the Company could permit SAP AG to conduct due diligence, SAP AG would first need to present a formal proposal with respect to a potential acquisition of the Company for the Board’s consideration.

On October 17, 2011, Mr. Mackey provided the Company with a draft of a mutual non-disclosure agreement. The parties negotiated certain changes in the agreement, and on October 21, 2011, the Company and SAP AG executed the Mutual Non-Disclosure Agreement regarding the protection of information exchanged between the parties with respect to a potential transaction.

On October 21, 2011, Mr. Dalgaard and Mr. Mackey had a telephone conversation in which Mr. Mackey stated that SAP AG would submit a non-binding indication of interest to the Company on October 24, 2011.

On October 24, 2011, SAP AG submitted a non-binding written indication of interest to the Company, contemplating an all-cash transaction at a price of $34 per share of Common Stock. Following receipt of SAP AG’s non-binding written indication of interest, the Board convened a telephonic meeting on October 24, 2011 and discussed the terms of the proposal and the need to retain an investment bank to assist the Company in the evaluation of the proposal.

On October 25, 2011, representatives of Morgan Stanley & Co. LLC (“Morgan Stanley”) met with Mr. Dalgaard to discuss trends in software industry mergers and acquisitions. Additionally, on October 25, 2011, the Board authorized the Company to retain a financial advisor to assist the Company and the Board in evaluating a strategic transaction involving the Company, and the Company began negotiations with Morgan Stanley regarding its engagement terms for this potential advisory assignment.

On October 27, 2011, the Board held a telephonic meeting to discuss the indication of interest submitted by SAP AG and the retention of a financial advisor. Following the Board meeting, at the direction of the Board, Mr. Dalgaard had a telephone call with Mr. Mackey in which he informed Mr. Mackey that the Board was still considering SAP AG’s indication of interest and that the Company was still in the process of selecting its financial advisor.

On October 28, 2011, the Board held a meeting at the offices of Fenwick & West in San Francisco, and representatives of Morgan Stanley attended the meeting. Representatives of Morgan Stanley discussed with the Board an overview of SAP AG’s strategy and its prior large acquisitions, as well as potential response strategies available to the Board and preliminary data regarding the valuation of the Company and certain other strategic alternatives. The Board then approved the formal retention of Morgan Stanley as the Company’s financial advisor to advise the Board in connection with potential strategic transactions. During the course of the meeting, the Board discussed SAP AG’s indication of interest and found the proposed purchase price of $34 per share of Common Stock to be insufficient, but indicated its willingness to further discuss a potential transaction with SAP AG and to provide SAP AG with limited access to due diligence information to assist SAP AG to formulate a new proposal at a higher price and provided guidance to representatives of Morgan Stanley regarding its communications with SAP AG and its advisors regarding valuation. Immediately after the meeting, at the direction of the Board, Mr. Dalgaard and a representative of Morgan Stanley communicated this response to Mr. McDermott and scheduled a due diligence session at which certain members of the Company’s management would make presentations to SAP AG regarding the Company’s products, technology and financial performance.

On November 3, 2011, representatives of SAP AG and the Company met at the offices of SAP AG’s outside counsel, Jones Day. Representatives of Morgan Stanley and SAP’s financial advisor, J.P. Morgan Securities LLC

(“J.P. Morgan”), were also in attendance. The Company made presentations regarding its products, technology and financial performance and discussed a possible transaction and the proposed price per share of Common Stock. Morgan Stanley discussed the possible transaction with J.P. Morgan, and indicated that there was a meaningful gap that would need to be bridged before the Board would consider a possible transaction with SAP AG.

On November 4, 2011, the Board held a telephonic meeting to discuss the meetings that occurred on November 3, 2011. Mr. Dalgaard provided an update on the progress of conversations with SAP AG. Representatives of Morgan Stanley summarized to the Board their conversations with J.P. Morgan. The Board discussed at length the likely impact on negotiating a transaction with SAP AG if the Company were to make efforts to solicit proposals from other likely interested parties given SAP AG’s repeated statements that it would insist on a period of exclusivity to complete due diligence and to negotiate definitive agreements. The Board considered the risks and potential impact of conducting such a pre-signing market check of other potentially interested parties, taking into account its discussions with representatives of Morgan Stanley and management regarding the cash resources, ability to act quickly and previously demonstrated willingness to make unsolicited competing proposals after a transaction has been announced of other potential interest parties and its discussions with representatives of Fenwick & West regarding its fiduciary duties in the context of the proposed transaction.

On November 7, 2011, Mr. Dalgaard met with Hasso Plattner, a co-founder of SAP AG and current co-chairman of the SAP AG Supervisory Board, and Mr. McDermott in Bermuda to discuss the strategic plans of SAP AG and the potential acquisition of the Company by SAP AG.

On November 8, 2011, the Board held a telephonic meeting to discuss the November 7th meeting between Mr. Dalgaard and Mr. Plattner. Representatives of J.P. Morgan contacted Morgan Stanley to discuss the indication of interest by SAP AG to acquire the Company. Mr. Dalgaard had a subsequent telephone call with Mr. Mackey, during which Mr. Mackey indicated that SAP AG would provide a revised non-binding indication of interest on November 9th.

On November 9, 2011, the Company received a second non-binding written indication of interest from SAP AG, with a proposed purchase price of $37 per share of Common Stock in cash, and a separate request from SAP AG that the Company enter into exclusive negotiations with SAP AG for a period of 30 days. The Board convened a telephonic meeting that day to discuss the terms of the revised indication of interest. At the meeting, representatives of Morgan Stanley discussed with the Board preliminary valuation analysis regarding the revised indication of interest. The Board discussed at length the potential valuation of the Company and whether it would be appropriate to enter into exclusive negotiations with SAP AG. The Board also discussed the small group of potential alternative bidders and whether a brief market check would be likely to result in a higher price, as well as SAP AG’s likely adverse reaction if a market check were conducted and if a competing proposal were to be submitted. It was noted that SAP AG had stated that it would require an exclusivity period to move forward with the potential transaction with the Company. During the Board meeting, representatives of Fenwick & West advised the Board regarding its fiduciary duties in connection with its consideration of this proposal and its evaluation of whether to agree to enter into exclusive negotiations with SAP AG. The Board then discussed with management and representatives of Morgan Stanley other potential bidders that could be reasonably likely to have an interest in acquiring the Company, including whether any of those would reasonably be deterred from bidding for the Company after announcement of a transaction with SAP AG. The Board also discussed that the terms of any definitive merger agreement would need to permit the Board to consider and respond to any bona fide alternative proposal from a third party bidder, and that any termination fee would need to be at a reasonable level that would not preclude a superior proposal from being submitted by a third party bidder. During the Board meeting, the Board determined that the $37 per share of Common Stock purchase price proposed by SAP AG was insufficient for the Company to consider entering into exclusive negotiations with SAP AG. The Board further discussed with management and representatives of Morgan Stanley and Fenwick & West potential higher purchase prices that would warrant entering into a short period of exclusive negotiations with SAP AG, and the risk that a counterproposal by the Company at a higher price per share might prompt SAP AG to terminate further negotiations. Following this discussion, the Board authorized Mr. Dalgaard to engage in further negotiations with SAP AG with regard to the price and to inform SAP AG that the Company would be willing to enter into exclusive negotiations if SAP AG increased its price to $40.00 per share.

On November 10, 2011, as authorized by the Board, Mr. Dalgaard had a telephone call with Mr. McDermott, in which he informed Mr. McDermott that $37 per share of Common Stock was an insufficient price for the Company to enter into exclusive negotiations, and that the Company would not enter into a written exclusivity agreement to provide for a short period of exclusive negotiations unless SAP AG was prepared to propose $40 per share. Mr. McDermott informed Mr. Dalgaard that he would consult with the other members of senior management of SAP AG to determine whether that might be acceptable. Also on November 10, 2011, SAP AG prepared a demonstration of SAP AG cloud offerings in its Newtown Square offices, at which Mr. Mackey, Arlen Shenkman, Parent’s Vice President of Corporate Finance, and Mr. Dalgaard were in attendance. Later on the same date, representatives of SAP AG contacted Mr. Dalgaard and indicated that they would be prepared to recommend to the Executive Board and Supervisory Board of SAP AG a price of $40 per share of Common Stock, subject to satisfactory findings in confirmatory due diligence and satisfactory negotiation of terms of a mutually acceptable merger agreement, on the condition that the Company enter into a written exclusivity agreement, and, in connection with this indication of interest, SAP AG sent the Company a draft exclusivity agreement providing for a 30 day period of exclusive negotiations as well as a due diligence request list.

On November 11, 2011, the Board held a telephonic meeting to discuss a proposed transaction with SAP AG in light of the increased proposed purchase price. Representatives of Morgan Stanley discussed with the Board preliminary financial analysis regarding the revised indication of interest. It was noted that SAP AG reiterated that it was not willing to move forward unless the Company agreed to an exclusivity period. Representatives of Fenwick & West again advised the Board regarding its fiduciary duties in connection with its consideration of this proposal and its evaluation of whether to agree to exclusive negotiations with SAP AG. The Board also discussed that the terms of any definitive merger agreement would need to permit the Board to consider and respond to any bona fide alternative proposal from a third party bidder, and that any termination fee would need to be at a reasonable level that would not to preclude a superior proposal from being submitted by a third party bidder. The Board also discussed and considered the potentially significant adverse effects that a leak or other public disclosure regarding the Company’s consideration of a potential transaction could have on its business and operations. After discussion, including consideration of the substantial increase in the price proposed by SAP AG, the benefits of entering into a short exclusive negotiation period in response to the proposal made by SAP AG, and other potential benefits and risks associated with granting SAP AG a limited exclusivity period, the Board concluded that granting SAP AG a short exclusivity period of 12 days was both reasonable under the circumstances and designed to achieve the best value reasonably available if the Board determined to ultimately enter into a transaction. On November 11, 2011, the Company received from SAP AG a third written non-binding indication of interest to acquire all of the outstanding shares of Common Stock for a purchase price of $40.00 per share in cash. Also on November 11, 2011, the Company’s counsel negotiated and the Company and SAP AG executed the Exclusivity Agreement, which provided for an exclusivity period extending through November 22, 2011.

Commencing on November 12, 2011, representatives and advisors for SAP AG were granted access to an online data room for purposes of SAP AG’s due diligence review of the Company in connection with the proposed transaction. During the period from November 12, 2011 to December 2, 2011, representatives of SAP AG and its legal and financial advisors engaged with the Company and its legal and financial advisors for the purpose of extensive confirmatory due diligence activities. During the same period, representatives of SAP AG and the Company as well as their respective financial and legal advisors engaged in detailed negotiations concerning the proposed terms of the definitive agreements necessary to consummate the proposed transaction.

On November 13, 2011, Allen & Overy LLP (“Allen & Overy”), legal counsel to SAP AG, provided a draft of the Merger Agreement to Fenwick & West, reflecting the broad transaction terms outlined in SAP AG’s revised preliminary, non-binding indication of interest, including a proposed termination fee of 3.25% of the equity value of the transaction. On November 15, 2011, Fenwick & West returned preliminary comments to the draft Merger Agreement to Allen & Overy, requesting among other terms, a reduction of the proposed termination fee from 3.25% to 2.0%.

On November 15, 2011, the Board held a telephonic meeting, with representatives from Fenwick & West and Morgan Stanley in attendance, to discuss the draft of the Merger Agreement and the material issues identified in the initial draft of the Merger Agreement. The Board discussed, among other issues, the need to permit the Board to be able to respond to potentially superior unsolicited proposals under the terms of the Merger Agreement, and the need to provide for the acceptance of a superior proposal and terminate the Merger Agreement with the payment of a reasonable termination fee.

Between November 15, 2011 and December 2, 2011, representatives of SAP AG and the Company and their respective financial advisors and outside counsel continued to engage in negotiations regarding the terms of the Merger Agreement, including the conditions to the consummation of the Offer and the Merger, the circumstances in which the Company could consider unsolicited third party acquisition proposals, the amount of and terms associated with the termination fee, the qualifications to the Company’s representations and warranties, and certain provisions intended to protect certain employee benefits. During this period, the parties and their advisors continued to review additional due diligence materials and engaged in a more detailed discussion regarding the terms and timeline for the proposed transaction.

On November 17, 2011, at the request of Mr. Dalgaard, Morgan Stanley provided to Mr. Mackey a summary of various potential synergy opportunities that could result from a combination between SAP AG and the Company. Also on November 17, 2011, Mr. Mackey and Mr. Dalgaard spoke by telephone regarding the timing of the required corporate approvals of SAP AG and its relevant affiliates and the potential extension of the exclusivity period beyond November 22, 2011.

On November 18, 2011, Mr. Dalgaard, Mr. McDermott and Mr. Mackey had a telephone call regarding SAP AG’s need to schedule a Supervisory Board meeting to approve the proposed acquisition of the Company by SAP AG, during which Mr. Mackey stated that the meeting could not feasibly be scheduled to a date prior to December 3, 2011, and therefore requested an extension of the exclusivity period until December 5, 2011. Mr. McDermott then had a telephone call with Doug Burgum, the Chairman of the Board, regarding the proposed extension of the exclusivity period and provided Mr. Burgum assurance of SAP AG’s intent to complete its due diligence as expeditiously as possible and of its confidence that the Supervisory Board would approve the proposed transaction. Following these calls, the Board held a telephonic meeting, with representatives from Fenwick & West and Morgan Stanley in attendance, to discuss the timing of signing for the Merger Agreement and whether to extend the exclusivity period contemplated under the Exclusivity Agreement. No determination was made at this meeting as to whether to extend the exclusivity period.

On November 20, 2011, Mr. Dalgaard and Mr. Mackey had telephone calls regarding a possible extension of the period of exclusivity, the addition of a provision to the extended Exclusivity Agreement under which SAP AG would agree not to pursue acquisitions of certain specified companies during the extended exclusivity period, and which companies would fall within this restriction.

On November 21, 2011, Mr. Mackey as well as representatives of Allen & Overy and Fenwick & West negotiated an extension of exclusivity until December 5, 2011 and a provision pursuant to which SAP AG agreed that it would not pursue the acquisition of certain companies that are competitive with the Company during the exclusivity period and, the following day, the parties entered into an amended exclusivity agreement.

On November 22, 2011, the Board held a telephonic meeting, with representatives from Fenwick & West and Morgan Stanley in attendance, to discuss the conversations Mr. Dalgaard had with respect to the timing for the completion of SAP AG’s due diligence review of the Company and the execution of the Merger Agreement, provided that the open issues could be resolved. The Board discussed the fact that SAP AG required the approval of its Supervisory Board, which had scheduled a meeting for December 3, 2011, and that it was not feasible for SAP AG to reschedule this meeting earlier than December 3, 2011. After discussion, the Board determined that it was advisable to remain in exclusivity with SAP AG through the date of the Supervisory Board meeting, given that the meeting was unlikely to be accelerated and this approach would be more likely to keep SAP AG engaged in negotiating and finalizing a transaction. After discussion, the Board approved authorizing management to enter into an amended Exclusivity Agreement to provide for an exclusivity period with SAP AG through December 5, 2011 in exchange for SAP AG agreeing not to pursue an acquisition of certain specified competitors to the Company during that same period and SAP AG’s acceleration of the completion of its due diligence review of the Company. At this meeting, the Board also discussed the current status of negotiations on the provisions of the Merger Agreement, including among other terms the proposed termination fee and required regulatory filings and approvals. Later on November 22, 2011, SAP AG and the Company executed the Mutual Exclusivity Agreement, extending the period of exclusivity to December 5, 2011, and binding SAP AG to a reciprocal exclusivity provision that it would not pursue the acquisition of certain other companies that are competitive with the Company during the exclusive period.

On November 29, 2011, Mr. Mackey and Mr. Dalgaard had telephone calls to negotiate certain matters related to the Merger Agreement and to discuss communication planning in connection with the announcement of the proposed transaction.

On December 2, 2011 the parties and their advisors finalized the Merger Agreement and between December 2 and December 3, 2011, the parties and their advisors finalized the related documentation to the Merger Agreement. During the course of the negotiations that occurred on December 2, 2011, SAP AG agreed to a number of changes to the Merger Agreement requested by the Company and reduced the proposed amount of the termination fee to 3.15% of the equity value of the transaction. After further debate around the amount of the termination fee, SAP AG informed the Company and its representatives that SAP AG would not accept a termination fee in an amount less than 3.0% of the equity value of the transaction. With the amount of the termination fee as the last remaining open issue, the Company and its advisors attempted to negotiate a termination fee equal to 2.8% of the equity value of the transaction, but SAP AG refused to agree to a fee less than 3.0%, and the parties agreed to a termination fee of 3.0% of the equity value of the transaction, or $112.5 million.

On the evening of December 2, 2011, the Board convened a meeting at the offices of Fenwick & West in San Francisco. At this meeting, representatives of Morgan Stanley and Fenwick & West, as well as the Company’s Chief Financial Officer and the Company’s General Counsel, were present. Representatives of Fenwick & West reviewed in detail the material terms and conditions of the Merger Agreement and the proposed transaction, including the process for the Company to respond to unsolicited acquisition proposals and superior proposals as well as the amount of the termination fee and the circumstances under which it would be payable. Representatives of Morgan Stanley reviewed with the Board its analysis of the $40 per share of Common Stock consideration and delivered to the Board an oral opinion, confirmed by delivery of a written opinion dated December 2, 2011, concluding that, as of that date and based on and subject to the various assumptions, procedures, factors, qualifications and limitations set forth in the written opinion, the consideration of $40.00 per share in cash to be received by holders of shares of Common Stock (other than the holders of shares (i) held in treasury, (ii) held by any subsidiary directly or indirectly wholly-owned by the Company, (iii) held by Parent, Purchaser, or any of their respective direct or indirect wholly-owned subsidiaries, or (iv) as to which dissenters’ rights have been perfected) pursuant to the Merger Agreement was fair from a financial point of view to such holders. The full text of the written opinion of Morgan Stanley, dated as of December 2, 2011, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken in connection with, such opinion, is attached as Annex I to this Statement. See also “Item 4. The Solicitation or Recommendation—Opinion of SuccessFactor’s Financial Advisor.” The Board then engaged in deliberations regarding the proposed acquisition. Upon concluding these deliberations, and after consideration of the proposed terms of the draft Merger Agreement, the discussions with management and its legal and financial advisors, and the factors described under “Item 4. The Solicitation or Recommendation – Reasons for Recommendation” the Board unanimously adopted resolutions that determined and declared that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, were advisable and fair to, and in the best interests of, the Company and its stockholders, approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommended that the Company’s stockholders accept the Offer, tender their shares of Common Stock to the Purchaser in the Offer, and, to the extent stockholder approval is required under applicable law, adopt the Merger Agreement. The Board unanimously authorized the Company to execute and deliver the Merger Agreement. In addition, the Board determined that its Compensation Committee is independent within the meaning of Rule 14d-10 under the Securities Exchange Act of 1934, as amended, and authorized the Compensation Committee to review and determine that any compensation arrangements entered into in connection with the Offer fit within the employee compensation exception to the safe harbor established under the Rule.

On December 3, 2011, the Supervisory Board of SAP AG approved the acquisition of the Company as contemplated by the Merger Agreement.

On December 3, 2011, the Board held an additional telephonic meeting to confirm that the Supervisory Board was approving the transaction and that no new issues had arisen from SAP AG with respect to the Merger Agreement or the transactions contemplated by the Merger Agreement. The Company, SAP AG, Parent and the Purchaser then executed the Merger Agreement. On that same date, the Company and SAP AG issued a joint press release announcing the signing of the Merger Agreement and the transactions contemplated thereby.

On December 16, 2011, the Purchaser commenced the Offer.

Reasons for Recommendation

Reasons for the Recommendation of the Board

The Board, in evaluating the Merger Agreement, the Offer and the Merger, consulted with our management and legal and financial advisors, and, in reaching its unanimous decision to (i) determine and declare that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable and fair to, and in the best interests of, the Company and its stockholders, (ii) approve and declare advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger and (iii) recommend that the Company’s stockholders accept the Offer, tender their shares of Common Stock to Purchaser in the Offer, and, to the extent stockholder approval is required under applicable law, adopt the Merger Agreement, considered and evaluated a number of factors, including, but not limited to, the following:

•

Business and Financial Condition and Prospects. The Board’s and our management team’s knowledge and familiarity with SuccessFactors’ business, financial condition, results of operations and future growth prospects if SuccessFactors was to remain an independent public company. The Board discussed and deliberated at length concerning SuccessFactors’ current prospects for continued growth, including the potential benefits inherent in, as well as the risks associated with, continuing to execute upon and achieve SuccessFactors’ business plans.

•

Strategic Alternatives. The Board’s belief, after a thorough review of other strategic opportunities reasonably available to SuccessFactors, including continuing to operate on a stand-alone basis and the possibility of growing its business through significant acquisitions and internal growth while remaining an independent public company, in each case taking into account the potential benefits, risks and uncertainties associated with those other opportunities, that completion of the Offer and consummation of the Merger represent the Company’s best reasonably available prospect for maximizing stockholder value.

•	Full and Fair Value. The Board’s belief that the Offer Price of $40.00 per share of Common Stock represents full and fair value for the shares of Common Stock, taking into account the Board’s familiarity with the business, operations, prospects, business strategy, properties, assets, liabilities and financial condition of SuccessFactors, and the relative certainty and liquidity of the consideration in cash for the Offer and the Merger compared to the risks and uncertainty associated with the operation of SuccessFactors’ business as an independent company.

•

Negotiations with SAP AG. The course of negotiations between the Company and SAP AG, which resulted in an increase from $34.00 to $40.00 in the price per share of Common Stock offered by SAP AG and improvement in the deal protection provisions from the Company’s perspective.

•

Premium to Current and Historical Trading Prices of Common Stock. The relationship of the Offer Price of $40.00 per share of Common Stock to the current trading price and the historical trading prices of the shares of Common Stock, including the fact that the Offer Price represents an implied premium of approximately 54% to the $25.96 per share closing price on December 1, 2011 (the last full trading day prior to the date of the meeting of the Board to consider and approve the Merger Agreement) and an implied premium of approximately 54% to the average closing price per share of Common Stock for the 30 days prior to and including December 1, 2011.

•

Opinion of Financial Advisor. Morgan Stanley’s oral opinion, subsequently confirmed in writing, that as of December 2, 2011, and based upon and subject to the various assumptions, procedures, factors, qualification and limitations set forth in the written opinion, the consideration for $40.00 per share in cash to be received by holders of shares of Common Stock (other than the holders of shares (i) held in treasury, (ii) held by any subsidiary directly or indirectly wholly-owned by the Company, (iii) held by Parent, Purchaser, or any of their respective direct or indirect wholly-owned subsidiaries, or (iv) as to which dissenters’ rights have been perfected) pursuant to the Merger Agreement was fair from a financial point of view to such holders, as more fully described in “Item 4. The Solicitation or Recommendation – Opinion of SuccessFactors’ Financial Advisor.” The Board was aware that Morgan Stanley became entitled to certain fees upon the execution of the Merger Agreement and will become entitled to additional fees upon consummation of the Merger, as more fully described below in “Item 4. The Solicitation or Recommendation – Opinion of SuccessFactors’ Financial Advisor.”

•

Likelihood of Completion. The Board’s belief of the reasonable likelihood that the Offer will be completed and the Merger will be consummated, based on, among other things, (i) the limited number of conditions to the Offer and the Merger, (ii) the fact that obligations of Parent and Purchaser under Merger Agreement, are absolutely, irrevocably and unconditionally guaranteed by SAP AG and the financial strength of SAP AG and (iii) the fact that consummation of the Offer and the Merger are not subject to any financing conditions.

•

Business Reputation of SAP AG. The business reputation and capabilities of SAP AG and its management and the substantial financial resources of SAP AG and, by extension, Parent and Purchaser, which the Board believed supported the conclusion that a transaction with Parent and Purchaser could be completed relatively quickly and in an orderly manner. The Board also considered the impact of the Offer and the Merger on SuccessFactors’ employees, business partners and customers.

•

Terms of Merger Agreement; Ability to Respond to Unsolicited Proposals. The terms and conditions of the Merger Agreement, including the ability of the Company to consider and respond, under certain circumstances specified in the Merger Agreement, to an unsolicited, written proposal for a business combination from a third party prior to completion of the Offer, the right of the Board after complying with the terms of the Merger Agreement to terminate the Merger Agreement in order to accept a superior offer upon payment of a termination fee of $112.5 million, and the belief of the Board that the termination fee was reasonable, would not be a significant deterrent to competing offers and was not designed to preclude higher offers from third parties.

•	Tender Offer Structure. The fact that the transaction is structured as a tender offer, meaning that:

•

the completion of the Offer and delivery to SuccessFactors’ stockholders of the Offer Price can occur on a prompt basis, reducing the period of uncertainty during the pendency of the transaction to SuccessFactors’ stockholders, employees and business partners;

•

the completion of the Offer will be followed by a second-step Merger, in which stockholders who do not tender their shares of Common Stock in the Offer will receive the same cash price as the Offer Price; and

•

under certain circumstances following the Acceptance Time, Purchaser may exercise an option to purchase, at a price per share equal to the Offer Price, an aggregate number of additional shares of Common Stock (the “Top-Up Shares”) sufficient to cause Purchaser to own one share more than 90% of the fully diluted Common Stock immediately after the issuance of the Top-Up Shares (the “Top-Up Option”), and this could permit Purchaser to consummate the Merger more quickly as a short form merger under the DGCL. For a further discussion of the Top-Up Option, see “Item 8. Additional Information – Top-Up Option.”

•

Extension of Offer. The fact that, subject to limited exceptions, Purchaser will be required to extend the Offer beyond the initial expiration date of the Offer if the conditions to the completion of the Offer are not satisfied as of such date.

•

Delaware Appraisal Rights. The availability of statutory appraisal rights to our stockholders who do not tender their shares of Common Stock in the Offer or vote in favor of adopting the Merger Agreement and otherwise comply with all the required procedures under the DGCL, which allows such stockholders to seek appraisal of the fair value of their shares of Common Stock as determined by the Delaware Court of Chancery. For a further discussion of statutory appraisal rights, see “Item 8. Additional Information – Delaware General Corporation Law—Appraisal Rights.”

•

Arms’ Length Negotiation. The Board’s belief that the terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations to consummate the Offer and the Merger, are reasonable and are the product of arms’ length negotiations between SuccessFactors, with the assistance of its advisors, on the one hand, and Parent, with the assistance of its advisors, on the other hand;

The Board has also considered a variety of uncertainties and risks and other potentially negative factors in its deliberations concerning the Offer, the Merger and the other transactions contemplates by the Merger Agreement, including, but not limited to, the following:

•

No Stockholder Participation in Future Growth or Earnings. The fact that, while the Offer and the Merger give SuccessFactors’ public stockholders the opportunity to realize a premium over the prices at which the shares of Common Stock were trading prior to the meeting of the Board to consider and approve the Merger Agreement, SuccessFactors’ public stockholders will cease to participate in SuccessFactors’ future earnings growth or benefit from any future increase in its value following the Merger and the possibility that the price of the Common Stock might have increased in the future to a price greater than $40.00 per share.

•

Exclusivity Agreement. The fact that the Exclusivity Agreement and the Mutual Exclusivity Agreement, the execution of which SAP AG made a condition to its willingness to negotiate a possible acquisition of SuccessFactors, limited the Board’s ability to solicit bids from other potential buyers or to conduct an auction process prior to entering into the Merger Agreement.

•	No-Shop Restrictions. The restrictions that the Merger Agreement imposes on soliciting competing acquisition proposals.

•

Termination Fee. The possibility that the termination fee of $112.5 million payable by SuccessFactors to Parent may deter third parties who might be interested in exploring an acquisition of SuccessFactors and, if the Merger Agreement is terminated in circumstances where the termination fee is not immediately payable, may also impact SuccessFactors’ ability to engage in another transaction for up to one year following such termination should the Offer not be completed, and the fact that SuccessFactors may be required to pay the termination fee under circumstances in which SuccessFactors does not engage in an another transaction. In addition, the Board recognized that the provisions in the Merger Agreement relating to termination fees and non-solicitation of acquisition proposals were insisted upon by Parent as a condition to entering into the Merger Agreement. However, the Board was of the view, after discussion with SuccessFactors’ legal and financial advisors, that the amount of the termination fee and the provisions in the Merger Agreement relating to the termination fee and non-solicitation of acquisition proposals were reasonable in light of, among other things, the benefits of the Offer and the Merger to SuccessFactors’ stockholders, and would not likely deter competing bids.

•

Closing Conditions. The fact that completion of the Offer and the Merger would require antitrust clearance in the U.S. and other jurisdictions, clearance by the Committee on Foreign Investment in the United States and the satisfaction of other closing conditions that are not within SuccessFactors’ control.

•

Taxable Consideration. The fact that the gains from the transactions contemplated by the Merger Agreement would be taxable to stockholders for U.S. federal income tax purposes, and any gains from any appraisal proceeding could be taxable for U.S. federal income tax purposes to stockholders who perfect their appraisal rights.

•

Business Disruption Resulting from Offer. The possible disruption to SuccessFactors’ business and the possible effect on the ability of SuccessFactors to attract key personnel that may result from the announcement of the Offer and the Merger and the resulting distraction of the attention of SuccessFactors’ management.

•

Potential Conflicts of Interest. The fact that SuccessFactors’ executive officers and directors may have interests in the transaction that are different from, or in addition to, those of SuccessFactors’ other stockholders. For a further discussion of such conflicts of interest, see “Item 3. See Past Contacts, Transactions, Negotiations and Agreements.”

•

Interim Restrictions on Business Pending the Completion of the Offer. The restrictions imposed by the Merger Agreement on the conduct of SuccessFactors’ business prior to completion of the Offer which could delay or prevent SuccessFactors from undertaking some business opportunities that may arise during that time.

•

No Meaningful Stockholder Vote on Merger by Stockholders other than Purchaser after Completion of the Offer. The fact that if the Offer is completed, SuccessFactors’ remaining stockholders who are unaffiliated with SAP AG, Parent and Purchaser will not have a meaningful opportunity to vote, since following completion of the Offer Purchaser will control at least a majority of SuccessFactors’ outstanding shares of Common Stock (on a fully diluted basis), meaning that Purchaser will control the votes required to approve the Merger and adopt the Merger Agreement and may be able to consummate the Merger without a stockholder vote if Parent or Purchaser, with or without the Top-Up Option, owns more than 90% of SuccessFactors’ outstanding shares of Common Stock.

•

Parent Control of Board after Completion of Offer. The provisions of the Merger Agreement that provide, subject to certain conditions, Purchaser with the ability to obtain representation on the Board proportional to Purchaser’s ownership of shares of Common Stock upon completion of the Offer.

•

Risk Associated with Failure to Complete the Offer and Consummate the Merger. The risks and costs to SuccessFactors if the Offer is not completed or the Merger is not consummated, including the diversion of management and employee attention, potential employee attrition and the potential disruptive effect on business and customer relationships, and the payment by SuccessFactors of its expenses associated with the Offer and Merger.

The Board believed that, overall, the potential benefits of the Offer and the Merger to the Company’s stockholders outweighed the uncertainties and risks and other potentially negative factors concerning the Offer and the Merger.

The foregoing discussion of information and factors considered by the Board is not meant to be exhaustive, but includes the material information, factors and analyses considered by the Board in reaching its conclusions and recommendation in relation to the Offer, the Merger, the Merger Agreement and the transactions proposed thereby. The members of the Board evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of SuccessFactors, in consultation with SuccessFactors’ management and legal and financial advisors. In light of the variety of factors and amount of information that the Board considered, the members of the Board did not find it practicable to provide specific assessment of, quantify or otherwise assign any relative weights to, the factors considered in determining its recommendation. However, the recommendation of the Board was made after considering the totality of the information and factors involved. Individual members of the Board may have given different weight to different factors. In addition, in arriving at its recommendation, the directors of the Company were aware of the interests of certain officers and directors of the Company as described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements.”

Recommendation of the Board

In light of the factors described above, the Board has unanimously (i) determined and declared that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable and fair to, and in the best interests of, the Company and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger and (iii) recommended that the Company’s stockholders accept the Offer, tender their shares of Common Stock to Purchaser in the Offer, and, to the extent stockholder approval is required under applicable law, adopt the Merger Agreement.

Opinion of SuccessFactors’ Financial Advisor

We retained Morgan Stanley to provide us with financial advisory services and a financial opinion in connection with a possible merger, sale or other strategic business combination. Our Board selected Morgan Stanley to act as our financial advisor based on Morgan Stanley’s qualifications, expertise and reputation and its knowledge of our business and affairs. At the meeting of our Board on December 2, 2011, Morgan Stanley rendered its oral opinion, subsequently confirmed in writing, that as of December 2, 2011, and based upon and subject to the various assumptions, procedures, factors, qualifications and limitations set forth in the written opinion, the $40.00 per share in cash to be received by the holders of shares of Common Stock (other than the holders of shares (i) held in treasury, (ii) held by any subsidiary directly or indirectly wholly-owned by the Company, (iii) held by Parent, Purchaser, or any of their respective direct or indirect wholly-owned subsidiaries, or (iv) as to which dissenters’ rights have been perfected, all of which we refer to as excluded shares) pursuant to the Merger Agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Morgan Stanley, dated as of December 2, 2011, is attached to this Statement as Annex I. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion. We encourage you to read the entire opinion carefully and in its entirety. Morgan Stanley’s opinion is directed to our Board and addresses only the fairness from a financial point of view of the consideration to be received by the holders of shares of Common Stock (other than the holders of the excluded shares) pursuant to the Merger Agreement as of the date of the opinion. It does not address any other aspects of the Offer or the Merger and does not constitute a recommendation as to whether the stockholders of the Company should tender their shares in the Offer, or as to how the stockholders of the Company should vote at any stockholders’ meeting that may be held in connection with the Merger (or whether to take any other action with respect to the Merger). The summary of the opinion of Morgan Stanley set forth below is qualified in its entirety by reference to the full text of the opinion.

In connection with rendering its opinion, Morgan Stanley, among other things:

•	reviewed certain publicly available financial statements and other business and financial information of the Company;

•	reviewed certain internal financial statements and other financial and operating data concerning the Company;

•	reviewed certain financial projections prepared by the management of the Company;

•	discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

•	reviewed the reported prices and trading activity for Common Stock;

•

compared the financial performance of the Company and the prices and trading activity of Common Stock with that of certain other publicly-traded companies comparable with the Company and their securities;

•	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

•	participated in discussions and negotiations among representatives of the Company and SAP AG and their financial and legal advisors;

•	reviewed the Merger Agreement and certain related documents; and

•	performed such other analyses and reviewed such other information and considered such other factors as Morgan Stanley deemed appropriate.

In arriving at its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Morgan Stanley by the Company and formed a substantial basis for its opinion. With respect to the financial projections, Morgan Stanley assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of our management of the future financial performance of the Company. In addition, Morgan Stanley assumed that the Offer and the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions, and that the definitive Merger Agreement would not differ in any material respect from the final draft furnished to Morgan Stanley. Morgan Stanley assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Offer and Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Offer and Merger. Morgan Stanley is not a legal, tax or regulatory advisor. Morgan Stanley is a financial advisor only and relied upon, without independent verification, the assessment of the Company and its legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of our officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of shares of Common Stock in the transaction. Morgan Stanley did not make any independent valuation or appraisal of our assets or liabilities, nor was Morgan Stanley furnished with any such appraisals. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of, December 2, 2011. Events occurring after December 2, 2011 may affect Morgan Stanley’s opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion. In arriving at its opinion, Morgan Stanley was not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition, business combination or other extraordinary transaction, involving the Company, nor did Morgan Stanley negotiate with any of the parties, other than SAP AG, which expressed interest to Morgan Stanley in the possible acquisition of the Company or certain of its constituent businesses.

Summary of Financial Analyses

The following is a brief summary of the material analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion letter dated December 2, 2011. The various analyses summarized below were based on the closing price of $25.96 per share of Common Stock as of December 1, 2011, the last full trading day prior to the meeting of our Board on December 2, 2011 to consider and approve, adopt and authorize the Merger Agreement. Some of these summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

Trading Range Analysis

Morgan Stanley performed a trading range analysis with respect to the historical share prices of the Common Stock. Morgan Stanley reviewed the range of closing prices of the Common Stock for various periods ending on December 1, 2011. Morgan Stanley observed the following:

Period Ending December 1, 2011	Range of Closing Prices
Last 3 Months	$20.26 – 28.32
Last 6 Months	$19.52 – 33.70
Last 12 Months	$19.52 – 40.27

Morgan Stanley observed that the Common Stock closed at $25.96 on December 1, 2011. Morgan Stanley noted that the consideration per share of Common Stock of $40.00 pursuant to the Merger Agreement reflected a 54.3% premium to the average closing price per share of Common Stock for the 30 days prior to and including December 1, 2011 and a 61.2% premium to the average closing price per share of Common Stock for the 60 days prior to and including December 1, 2011.

Equity Research Analysts’ Future Price Targets

Morgan Stanley reviewed and analyzed future public market trading price targets for Common Stock prepared and published by equity research analysts prior to December 1, 2011. These one year forward targets reflected each analyst’s estimate of the future public market trading price of Common Stock and are not discounted to reflect present values. The range of undiscounted analyst price targets for Common Stock was $26.00 to $45.00 per share as of December 1, 2011 and Morgan Stanley noted that the median undiscounted analyst price target was $32.00 per share, while the 25th and 75th percentile undiscounted analyst price targets were $30.00 and $34.00, respectively. The range of analyst price targets per share for Common Stock discounted at 10.2% to reflect the Company’s cost of equity was $23.59 to $40.82 per share as of December 1, 2011, and Morgan Stanley noted that the median discounted analyst price target was $29.03 per share, while the 25th and 75th percentile discounted analyst price targets were $27.21 and $30.84, respectively.

Morgan Stanley noted that the consideration to be received by holders of shares of Common Stock pursuant to the Merger Agreement is $40.00 per share.

The public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for Common Stock and these estimates are subject to uncertainties, including the future financial performance of the Company and future financial market conditions.

Public Trading Comparables Analysis

Morgan Stanley performed a public trading comparables analysis, which attempts to provide an implied value of a company by comparing it to similar companies that are publicly traded. Morgan Stanley compared certain financial information of the Company with equivalent publicly available consensus estimates for companies that share similar business characteristics such as those that provide software as a service or those that have similar scale and operating characteristics (the “Comparable Companies”). These companies included the following:

Selected Software as a Service Companies

•	Ariba, Inc.

•	Concur Technologies, Inc.

•	Constant Contact, Inc.

•	Cornerstone OnDemand, Inc.

•	Kenexa Corporation

•	LivePerson, Inc.

•	NetSuite Inc.

•	Salesforce.com, Inc.

•	Taleo Corporation

•	The Ultimate Software Group, Inc.

•	Vocus, Inc.

Selected High-Growth Software Companies

•	Green Dot Corporation

•	IntraLinks Holdings, Inc.

•	Qlik Technologies Inc.

•	SolarWinds, Inc.

•	Sourcefire, Inc.

•	VMware, Inc.

For purposes of this analysis, Morgan Stanley analyzed the following statistics of each of these companies for comparison purposes:

•	the ratio of aggregate value, defined as fully diluted market capitalization plus total debt less cash and cash equivalents, to estimated revenue for calendar year 2012; and

•	the ratio of price per share to estimated free cash flow per share for calendar year 2012.

Based on the analysis of the relevant metrics for each of the Comparable Companies, Morgan Stanley selected representative ranges of financial multiples and applied these ranges of multiples to the relevant Company financial statistic. For purposes of estimated calendar year 2012 revenue and free cash flow per share, Morgan Stanley utilized publicly available street analyst estimates, available as of December 1, 2011 (the “Street Case”). Morgan Stanley also utilized three sets of estimates prepared by the Company’s management, the

Management Commit Scenario, the Management Target Scenario and the Management High Growth Scenario, as more fully described in “Item 8. Additional Information – Certain Company Projections.”

Based on the Company’s outstanding shares of Common Stock on a fully diluted basis (including outstanding options and restricted stock units), Morgan Stanley calculated the estimated implied value per share of Common Stock of the Company as follows:

Calendar Year Financial Statistic	Comparable Company Multiple Range	Implied Value Per Share of the Common Stock
Street Case
Aggregate Value to Estimated 2012 Revenue	5.0x – 6.5x	$24.96 – $31.49
Price to Estimated 2012 Free Cash Flow per Share	35.0x – 50.0x	$17.69 – $25.27
Management Commit Scenario
Aggregate Value to Estimated 2012 Revenue	5.5x – 7.0x	$28.50 – $35.37
Price to Estimated 2012 Free Cash Flow per Share	35.0x – 55.0x	$21.73 – $34.15
Management Target Scenario
Aggregate Value to Estimated 2012 Revenue	6.0x – 7.5x	$31.04 – $37.97
Price to Estimated 2012 Free Cash Flow per Share	60.0x – 80.0x	$20.58 – $27.44
Management High Growth Scenario
Aggregate Value to Estimated 2012 Revenue	6.5x – 8.0x	$35.87 – $43.37
Price to Estimated 2012 Free Cash Flow per Share	60.0x – 80.0x	$22.29 – $29.72

Morgan Stanley noted that the consideration to be received by holders of shares of Common Stock pursuant to the Merger Agreement is $40.00 per share.

No company utilized in the public trading comparables analysis is identical to the Company. In evaluating comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company and Morgan Stanley, such as the impact of competition on the businesses of the Company and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of the Company or the industry, or in the financial markets in general. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using peer group data.

Discounted Equity Value Analysis

Morgan Stanley performed a discounted equity value analysis, which is designed to provide insight into the estimated future value of a company’s common equity as a function of the company’s estimated future revenue and free cash flow per share and a potential range of aggregate value to revenue multiples and price per share to free cash flow per share multiples. The resulting value is subsequently discounted to arrive at a present value for such company’s stock price. In connection with this analysis, Morgan Stanley calculated a range of present equity values per share of Common Stock on a standalone basis. To calculate the discounted equity value, Morgan Stanley used calendar year 2013 revenue and free cash flow per share estimates based on the Street Case, the Management Commit Scenario, the Management Target Scenario and the Management High Growth Scenario. Morgan Stanley applied a range of revenue and free cash flow multiples to these estimates and applied a discount rate of 10.2%.

The following table summarizes Morgan Stanley’s analysis:

	Comparable Company Representative Multiple Range	Implied Present Value Per Share of the Company
Calendar Year 2013 Estimated Revenue
Street Case	5.0x – 6.5x	$22.51 – $28.50
Management Commit Scenario	5.5x – 7.0x	$27.78 – $34.63
Management Target Scenario	6.0x – 7.5x	$32.47 – $39.98
Management High Growth Scenario	6.5x – 8.0x	$39.15 – $47.62
Calendar Year 2013 Estimated Free Cash Flow per Share
Street Case	35.0x – 50.0x	$26.95 – $38.49
Management Commit Scenario	40.0x – 55.0x	$31.41 – $43.19
Management Target Scenario	55.0x – 70.0x	$33.33 – $42.43
Management High Growth Scenario	60.0x – 80.0x	$31.73 – $42.31

Morgan Stanley noted that the consideration to be received by holders of shares of Common Stock pursuant to the Merger Agreement is $40.00 per share.

Discounted Cash Flow Analysis

Morgan Stanley calculated a range of equity values per share for the Company based on a discounted cash flow analysis to value the Company as a standalone entity. Morgan Stanley utilized projections from each of the Street Case, the Management Commit Scenario, the Management Target Scenario and the Management High Growth Scenario. For the analysis utilizing the Street Case, projections were based on publicly available estimates, prepared by equity research analysts available as of December 1, 2011, through 2013, and estimates for 2014 through 2021 were developed by an extrapolation of 2013 estimates based on 2013 growth and margin performance. With respect to the analysis utilizing management provided estimates, projections through 2015 were based on management projections, and projections for 2016 through 2021 were developed by an extrapolation of 2015 estimates based on 2015 growth and margin performance in each of the Management Commit Scenario, the Management Target Scenario and the Management High Growth Scenario. Morgan Stanley calculated the net present value of free cash flows for the Company for the years 2012 through 2021 and calculated terminal values in the year 2021 based on a terminal perpetual growth rate ranging from 2.0% to 4.0%. These values were discounted to present values as of December 31, 2011 at a discount rate of 10.2%.

The following table summarizes Morgan Stanley’s analysis:

Implied Present Value Per Share of the Company
Street Case	$20.32 – $24.29
Management Commit Scenario	$29.43 – $35.22
Management Target Scenario	$31.46 – $38.23
Management High Growth Scenario	$46.35 – $56.79

Morgan Stanley noted that the consideration to be received by holders of shares of Common Stock pursuant to the Merger Agreement is $40.00 per share.

Analysis of Precedent Transactions

Morgan Stanley performed a precedent transactions analysis, which is designed to imply a value of a company based on publicly available financial terms and premia of selected transactions that share some characteristics with this transaction. In connection with its analysis, Morgan Stanley compared publicly available statistics for select software sector transactions with a value of greater than $500 million occurring between January 1, 2008 and December 1, 2011. The following is a list of the transactions reviewed:

Selected Software Sector Transactions (Target / Acquiror)

ArcSight, Inc. / Hewlett-Packard Company

Art Technology Group, Inc. / Oracle Corporation

Autonomy Corporation / Hewlett-Packard Company

Blackboard Inc. / Providence Equity Partners LLC

Eclipsys Corporation / Allscripts-Misys Healthcare Solutions, Inc.

Epicor Software Corporation / Apax Partners Worldwide LLP

Fast Search & Transfer, Inc. / Microsoft Corporation

Interactive Data Corporation / Investor Group

Interwoven Inc. / Autonomy Corporation

Lawson Software Inc. / Infor Global Solutions, Inc. (Golden Gate Capital)

McAfee, Inc. / Intel Corporation

Novell, Inc. / Attachmate Corporation

Omniture, Inc. / Adobe Systems Inc.

Phase Forward Inc. / Oracle Corporation

Radiant Systems Inc. / NCR Corporation

RightNow Technologies, Inc. / Oracle Corporation

S1 Corporation / ACI Worldwide, Inc.

SkillSoft Incorporated / Investor Group

Sonic Corporation / Rovi Corporation

SonicWALL, Inc. / Investor Group

SPSS Inc. / International Business Machines Corporation

Sun Microsystems Computer Corporation / Oracle Corporation

Sybase, Inc. / SAP AG

Wind River Systems, Inc. / Intel Corporation

For each transaction listed above, Morgan Stanley noted the following financial statistics where available: (1) implied premium to the acquired company’s closing share price on the last trading day prior to announcement; (2) implied premium to the acquired company’s 30 trading day average closing share price prior to announcement; (3) implied premium to the acquired company’s 60 trading day average closing share price prior to announcement; and (4) the multiple of aggregate value of the transaction to next twelve months estimated revenue.

Based on the analysis of the relevant metrics and time frame for each transaction listed above, Morgan Stanley selected representative ranges of implied premia and financial multiples of the transactions and applied these ranges of premia and financial multiples to the relevant Company financial statistic. For purposes of estimated next twelve months revenue, Morgan Stanley utilized estimates included in each of the Street Case, the Management Commit Scenario, the Management Target Scenario and the Management High Growth Scenario. The following table summarizes Morgan Stanley’s analysis:

Precedent Transactions Financial Statistic	Representative Range	Implied Value Per Share of the Company
Street Case
Aggregate Value to Estimated Next Twelve Months Revenue	4.0x – 7.0x	$20.60 – $33.65
Management Commit Scenario
Aggregate Value to Estimated Next Twelve Months Revenue	4.0x – 7.0x	$21.59 – $35.37
Management Target Scenario
Aggregate Value to Estimated Next Twelve Months Revenue	4.0x – 7.0x	$21.76 – $35.66
Management High Growth Scenario
Aggregate Value to Estimated Next Twelve Months Revenue	5.0x – 8.0x	$28.35 – $43.37
Premia
Premium to 1-Day Prior Closing Share Price	32.4% – 64.0%	$34.37 – $42.57
Premium to 30-Day Average Closing Share Price	38.1% – 69.7%	$35.80 – $44.00
Premium to 60-Day Average Closing Share Price	35.5% – 64.9%	$33.62 – $40.92

Morgan Stanley noted that the consideration to be received by holders of shares of Common Stock pursuant to the Merger Agreement is $40.00 per share.

No company or transaction utilized in the precedent transactions analysis is identical to the Company or the Offer and the Merger. In evaluating the precedent transactions, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, market and financial conditions and other matters, which are beyond the control of the Company, such as the impact of competition on the business of the Company or the industry generally, industry growth and the absence of any adverse material change in the financial condition of the Company or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value and equity value of the transactions to which they are being compared.

General

In connection with the review of the Offer and Merger by our Board, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of the Company. In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Many of these assumptions are beyond our control. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness from a financial point of view of the consideration to be received by the holders of shares of Common Stock (other than the holders of the excluded shares) pursuant to the Merger Agreement and in connection with the delivery of its opinion, dated December 2, 2011, to our Board. These analyses do not purport to be appraisals or to reflect the prices at which shares of Common Stock might actually trade.

The consideration to be received by the holders of shares of Common Stock pursuant to the Merger Agreement was determined through arm’s length negotiations between the Company and SAP AG and was approved by our Board. Morgan Stanley provided advice to our Board during these negotiations. Morgan Stanley did not, however, recommend any specific consideration to the Company or our Board or that any specific consideration constituted the only appropriate consideration for the Offer and/or Merger.

Morgan Stanley’s opinion and its presentation to our Board was one of many factors taken into consideration by our Board in deciding to approve, adopt and authorize the Merger Agreement. Consequently, the analyses as described above should not be viewed as determinative of the opinion of our Board with respect to the consideration pursuant to the Merger Agreement or of whether our Board would have been willing to agree to different consideration.

Our Board retained Morgan Stanley based upon Morgan Stanley’s qualifications, experience and expertise. Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan Stanley, as part of its investment banking and financial advisory business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate, estate and other purposes. In the ordinary course of Morgan Stanley’s trading, brokerage, investment management and financing activities, Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or for the accounts of customers, in the debt or equity securities or loans of the Company, SAP AG or any other company, or any currency or commodity, that may be involved in the transactions contemplated by the Merger Agreement, or any related derivative instrument.

Under the terms of its engagement letter, Morgan Stanley provided the Company financial advisory services and a financial opinion in connection with the Offer and the Merger, and the Company has agreed to pay Morgan Stanley a fee of approximately $20 million for its services, a substantial portion of which is contingent on consummation of the Offer. The Company has also agreed to reimburse Morgan Stanley for its expenses, including reasonable fees of outside counsel and other professional advisors, incurred in connection with its engagement. In addition, the Company has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, relating to or arising out of Morgan Stanley’s engagement. In the two years prior to the date of its opinion, Morgan Stanley has provided financial advisory and financing services for the Company and financing services for SAP AG and has received fees in connection with such services. Morgan Stanley may also seek to provide such services to SAP AG and the Company in the future and expects to receive fees for the rendering of these services. Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with Morgan Stanley’s customary practice.

Intent to Tender

To the knowledge of the Company, after making reasonable inquiry, each of the Company’s executive officers, directors and affiliates currently intend to tender or cause to be tendered all shares of Common Stock held of record or beneficially by such persons for purchase pursuant to the Offer, other than shares of Common Stock that are not transferable.

Item 5. Person/Assets Retained, Employed, Compensated or Used

Under the terms of its engagement letter, Morgan Stanley provided the Company financial advisory services and a financial opinion in connection with the Offer and the Merger, and the Company has agreed to pay Morgan Stanley a fee of approximately $20 million for its services, a substantial portion of which is contingent on consummation of the Offer. The Company has also agreed to reimburse Morgan Stanley for its expenses, including reasonable fees of outside counsel and other professional advisors, incurred in connection with its engagement. In addition, the Company has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, relating to or arising out of Morgan Stanley’s engagement. In the two years prior to the date of its opinion, Morgan Stanley has provided financial advisory and financing services for the Company and financing services for SAP AG and has received fees in connection with such services. Morgan Stanley may also seek to provide such services to SAP AG and the Company in the future and expects to receive fees for the rendering of these services.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf in connection with the Offer.

Item 6. Interest in Securities of the Subject Company

During the past 60 days prior to the date of this Statement, no transactions with respect to the shares of Common Stock have been effected by SuccessFactors or, to SuccessFactors’ knowledge after reasonable inquiry and a review of Form 4 filings, by any of its current executive officers, directors, affiliates or subsidiaries, except for the following:

Name	Date	Nature of Transaction	Number of Shares	Weighted Average Price per Share
Bruce C. Felt, Jr.	10/18/11	Sale effected pursuant to a Rule 10b5-1 sales plan	3,500	$25.8007

Lars Dalgaard	10/25/11	Exercise of employee stock option pursuant to a Rule 10b5-1 sales plan	9,600	$1.3000

Lars Dalgaard	10/25/11	Sale effected pursuant to a Rule 10b5-1 sales plan	9,600	$25.6861

Lars Dalgaard	10/26/11	Exercise of employee stock option pursuant to a Rule 10b5-1 sales plan	9,600	$1.3000

Lars Dalgaard	10/26/11	Sale effected pursuant to a Rule 10b5-1 sales plan	9,600	$24.8069

Lars Dalgaard	11/07/11	Exercise of employee stock option pursuant to a Rule 10b5-1 sales plan	53,400	$1.3000

Lars Dalgaard	11/07/11	Sale effected pursuant to a Rule 10b5-1 sales plan	53,400	$26.3432

Lars Dalgaard	11/08/11	Exercise of employee stock option pursuant to a Rule 10b5-1 sales plan	9,600	$1.3000

Lars Dalgaard	11/08/11	Sale effected pursuant to a Rule 10b5-1 sales plan	9,600	$26.7295

Bruce C. Felt, Jr.	11/18/11	Sale effected pursuant to a Rule 10b5-1 sales plan	3,500	$25.9118

Lars Dalgaard	11/22/11	Exercise of employee stock option pursuant to a Rule 10b5-1 sales plan	9,600	$1.3000

Lars Dalgaard	11/22/11	Sale effected pursuant to a Rule 10b5-1 sales plan	9,600	$24.1352

Lars Dalgaard	11/23/11	Exercise of employee stock option pursuant to a Rule 10b5-1 sales plan	9,600	$1.3000

Lars Dalgaard	11/23/11	Sale effected pursuant to a Rule 10b5-1 sales plan	9,600	$23.1941

Bruce C. Felt, Jr.	12/5/11	Exercise of employee stock option pursuant to a Rule 10b5-1 sales plan	11,976	$5.1100

Bruce C. Felt, Jr.	12/5/11	Sale effected pursuant to a Rule 10b5-1 sales plan	17,500	$39.7725

Luen Au	12/5/11	Sale effected pursuant to a Rule 10b5-1 sales plan	2,000	$39.7900

Luen Au	12/6/11	Sale effected pursuant to a Rule 10b5-1 sales plan	1,000	$39.7800

Item 7. Purposes of the Transaction and Plans or Proposals

Except as indicated in this Statement (including the exhibits to this Statement or incorporated in this Statement by reference), the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company, or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as indicated in this Statement (including the exhibits to this Statement or incorporated in this Statement by reference), there are no transactions, board resolutions, agreements in principle, or signed contracts that were entered into in response to the Offer that relate to or would result in one or more of the matters referred to in the preceding paragraph.

Item 8. Additional Information

The information contained in all of the exhibits to this Statement referred to in Item 9 below is incorporated herein by reference in its entirety.

Golden Parachute Compensation

Background

Messrs. Dalgaard, Dennerline, Felt and Diana and Ms. Smith are the Company’s named executive officers (“Named Executive Officers”). In this Schedule 14D-9, the Company is required to disclose any agreement or understanding, whether written or unwritten, between the Named Executive Officers and the Company or SAP AG concerning any type of compensation, whether present, deferred or contingent, that is based upon or otherwise relates to the Offer. The Company has entered into a Change in Control Plan with the Named Executive Officers and the Company has issued a PRSU to Mr. Dalgaard, both of which provide for potential compensation in connection with the Offer. The terms and conditions of the Change in Control Plan and the PRSU are described in “Item 3 – Employment and Change in Control Agreements,” incorporated herein by reference.

Aggregate Amounts of Potential Compensation

The table below summarizes potential payments and benefits that a Named Executive Officer could be entitled to receive if the Offer is consummated and, for certain payments and benefits if the Named Executive Officer also incurs certain terminations of employment, as discussed below. Please note that the amounts indicated below are estimates based on multiple assumptions that may or may not actually occur, including assumptions described herein. Some of these assumptions are based on information currently available and, as a result, the actual amounts, if any, to be received by a Named Executive Officer may differ in material respects from the amounts set forth below.

For purposes of calculating such potential amounts, we have assumed an Acceptance Time of January 31, 2012, including with respect to calculating the portion of equity awards subject to accelerated vesting, and have further assumed that each Named Executive Officer incurs a termination of his or her employment without “cause” or for “good reason” on such date that would entitle them to the benefits set forth in the table below.

Golden Parachute Compensation

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Total ($)
Lars Dalgaard, Chief Executive Officer and Founder	2,400,000	17,069,538	18,000	19,487,538
Doug Dennerline, President	900,000	5,063,088	18,000	5,981,088
Bruce C. Felt, Jr., Chief Financial Officer	577,500	5,842,732	18,000	6,438,232
Jeffrey W. Diana, Chief People Officer	546,000	2,439,125	18,000	3,003,125
Hillary B. Smith, General Counsel	453,750	2,960,043	18,000	3,431,793

(1)

Amounts in this column represent the cash severance payments under the Change in Control Plan if, prior to the one-year anniversary of the Acceptance Time, the Named Executive Officer is terminated without “cause” or voluntarily terminates for “good reason,” (i.e., “double trigger” severance payments). Payment would be contingent upon the executive’s executing a severance and release agreement. Severance would be paid as a cash lump sum within 60 days of the employment termination date, in an amount equal to (x) 1 times the executive’s annual base salary in effect immediately prior to such termination, plus 1 times the executive’s target annual bonus or cash incentive opportunity for Messrs. Dennerline, Felt and Diana and Ms. Smith and (y) 2 times the executive’s annual base salary in effect immediately prior to such termination, plus 2 times the executive’s target annual bonus or cash incentive opportunity for Mr. Dalgaard. Receipt of benefits for all Named Executive Officers is subject to each executing and not revoking a general release of claims in favor of the Company. For Mr. Dalgaard only, receipt of benefits under the Change in Control Plan is subject to Mr. Dalgaard entering into and complying with the terms of a two-year noncompetition agreement.
(2)	Amounts in this column represent (x) cash to be received in respect of Options whose vesting will accelerate (i.e., “single-trigger” acceleration) at the Acceptance Time and (y) the estimated value of RSUs whose vesting may accelerate under the Change in Control Plan if, prior to the one-year anniversary of the Acceptance Time, the Named Executive Officer is terminated without “cause” or voluntarily terminates for “good reason,” (i.e., “double trigger” acceleration). Pursuant to the Merger Agreement, all Options (whether vested or unvested) that are unexpired, unexercised and outstanding as of the Effective Time will be cancelled and converted into the right to receive a cash payment as described above and a termination of employment is not required before payment of these amounts can occur. The Option payment will be in an amount equal to the product of (x) the aggregate number of shares of common stock of the Company subject to such options and (y) the excess, if any, of the Offer Price of $40.00 over the per share exercise price of each option and will be made within 30 days following the Effective Time. The amount of the “single-trigger” Option vesting acceleration payment for Mr. Dalgaard is $4,124,218, for Mr. Dennerline is $2,063,088, for Mr. Felt is $1,885,572, for Mr. Diana is $489,125 and for Ms. Smith is $667,203. Each unvested RSU is being converted into the right to receive unvested cash in the amount of $40.00, payable at the time the converted RSU would have otherwise vested under the terms and conditions of governing such RSU. For purposes of the above table it is assumed that each Named Executive Officer’s employment was terminated without “cause” or for “good reason” in connection with the Acquisition, thereby entitling such executives to full acceleration of their RSUs under the terms of the Change in Control Plan, or for Mr. Dalgaard’s PRSU, under the terms of the PRSU agreement (i.e., “double trigger” acceleration). The value of “double-trigger” vesting acceleration with respect to RSUs that are converted to restricted cash for Mr. Dalgaard is $12,945,320 (for purposes of the PRSU acceleration it is assumed that one third of the PRSU had been earned at target and did not accelerate, and two-thirds remained unvested at the time of termination and therefore was subject to vesting acceleration), for Mr. Dennerline is $3,000,000, for Mr. Felt is $3,957,160, for Mr. Diana is $1,950,000 and for Ms. Smith is $2,292,840.
(3)	Amounts in this column represent the estimated value of payments for continuation of medical coverage pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) for 12 months, to which the Named Executive Officer would be entitled under the Change in Control Plan if, prior to the one-year anniversary of the Acceptance Time, the Named Executive Officer is terminated without “cause” or voluntarily terminates for “good reason,” (i.e., “double trigger” COBRA payments).

Delaware General Corporation Law

Business Combination Statute

As a Delaware corporation with a class of voting stock listed on a national securities exchange, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 prevents an “interested stockholder” (generally defined as a person who, together with its affiliates and associates, beneficially owns 15% or more of a corporation’s voting stock) from engaging in a “business combination” (which includes a merger, consolidation, a sale of a significant amount of assets, and a sale of stock) with a Delaware corporation for three years following the time such person became an interested stockholder unless:

i.	before such person became an interested stockholder, the board of directors of the corporation approved either the transaction in which the interested stockholder became an interested stockholder or the business combination;

ii.

upon consummation of the transaction in which the interested stockholder became an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares outstanding, stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or

iii.

following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation which is not owned by the interested stockholder.

These restrictions will not be applicable to SAP AG, Parent and Purchaser because the Board has approved the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby, including for the purposes of Section 203.

Appraisal Rights

Appraisal rights are not available in connection with the Offer, and holders of shares of Common Stock who tender shares of Common Stock in the Offer will not have appraisal rights in connection with the Merger. However, if the Merger is consummated, holders of shares of Common Stock at the Effective Time who have neither voted in favor of the adoption of the Merger Agreement nor consented to the Merger in writing, and who otherwise complies with the applicable statutory procedures under Section 262 of the DGCL (“Section 262”) will be entitled, under Section 262, to receive a judicial determination of the fair value of their shares of Common Stock (excluding any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with such rate of interest, if any, as the Delaware court may determine for shares of Common Stock held by such holder. Any such judicial determination of the fair value of any shares of Common Stock could be based upon considerations other than, or in addition to, the Offer Price and the market value of such any shares of Common Stock. The value so determined could be higher or lower than, or the same as, the Offer Price or the consideration paid in the Merger (which is equivalent in amount to the Offer Price). In the event that any holder of any shares of Common Stock who demands appraisal under Section 262 fails to perfect, or effectively withdraws or loses his rights to appraisal, the any shares of Common Stock of such stockholder will be converted into the right to receive the merger consideration which is equal to the Offer Price. Failure to follow the steps required by Section 262 for perfecting appraisal rights will result in the loss of such rights.

For the avoidance of doubt, the Company, Purchaser and Parent have acknowledged and agreed in the Merger Agreement that, in any appraisal proceeding described herein, the fair value of the shares of Common Stock subject to the appraisal proceeding shall be determined in accordance with Section 262(h) of the DGCL without regard to the Top-Up Option, any shares of Common Stock issued upon the exercise of the Top-Up Option, or any promissory note issued by SAP AG, Parent or Purchaser in connection with the purchase of any shares of Common Stock upon the exercise of the Top-Up Option.

The foregoing summary of the appraisal rights of stockholders under the DGCL does not purport to be a statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights in accordance with Delaware law. The preservation and exercise of appraisal rights require strict and timely adherence to the applicable provisions of Delaware law, which will be set forth in their entirety in the proxy statement or information statement disseminated in connection with the Merger, unless effected as a “short-form” merger, in which case they will be set forth in a notice of merger to be sent to the Company’s stockholders. The foregoing discussion is not a complete statement of law pertaining to appraisal rights in accordance with Delaware law and is qualified in its entirety by reference to Delaware law.

Regulatory Requirements

United States Antitrust Laws

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisitions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The purchase of shares of Common Stock by Purchaser pursuant to the Offer is subject to such requirements. SAP AG filed a Premerger Notification and Report Form in connection with the Offer with the Antitrust Division and the FTC on December 9, 2011. The required waiting period with respect to the Offer will expire at 11:59 p.m., New York City time, on December 26, 2011, unless earlier terminated by the FTC and the Antitrust Division or unless the FTC or the Antitrust Division issues a Request for Additional Information and Documentary Materials (a “Second Request”) prior to that time. If within the 15 calendar day waiting period either the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer would be extended until 10 calendar days following the date of substantial compliance by SAP AG with that request, unless the FTC or the Antitrust Division terminates the additional waiting period earlier. After the expiration of the 10 calendar day waiting period, the waiting period may be extended only by court order or SAP AG’s and SuccessFactors’ agreement not to close. In practice, complying with a Second Request can take a significant period of time. Although SuccessFactors is required to file certain information and documentary material with the FTC and the Antitrust Division in connection with a Second Request, failure by SuccessFactors to substantially comply with an applicable Second Request will not extend the waiting period with respect to the Offer.

The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as Purchaser’s acquisition of shares of Common Stock pursuant to the Offer. The Antitrust Division or the FTC may take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of shares of Common Stock pursuant to the Offer or seeking the divestiture of shares of Common Stock acquired by Purchaser or the divestiture of substantial assets of SAP AG or its subsidiaries, or of SuccessFactors or its subsidiaries. Private parties who may be adversely affected by the Offer and individual states may also bring legal actions under the antitrust laws in certain circumstances. Although the parties believe that consummation of the Offer and the Merger would not violate any antitrust law, there can be no assurance that a challenge to the Offer and the Merger on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser may not be obligated to consummate the Offer and the Merger.

German Antitrust Laws

The German Act against Restraints of Competition requires SAP AG and SuccessFactors to file a notification with the Federal Cartel Office (“FCO”) and provides that the acquisition of shares of Common Stock in the Offer shall not occur until a one month waiting period, or in case of an in-depth investigation, a waiting period of four months, from submission of a complete notification to the FCO has expired or otherwise terminated. SAP AG submitted the filing in Germany on December 12, 2011.

Austrian Antitrust Laws

Section 10 of the Austrian Cartel Act requires SAP AG and SuccessFactors to file a notification with the Federal Competition Authority (“FCA”) in Austria and provides that the acquisition of shares of Common Stock in the Offer shall not occur until a four week waiting period from submission of a complete notification to the FCA, or in case of an in-depth investigation, an additional waiting period of five months, has expired or otherwise terminated. SAP AG submitted the filing in Austria on December 12, 2011.

Irish Antitrust Law

Part 3 of the Ireland Competition Act of 2002 requires SAP AG and SuccessFactors to file a notification with the Competition Authority (“CA”) within one month (45 days where remedies are proposed) of execution of the Merger Agreement or commencement of the Offer and provides that the acquisition of shares of Common

Stock in the Offer shall not occur until a one month waiting period from the “appropriate date” has expired, which is the later of (i) submission of a complete notification to the CA or (ii) submission of all additional information requested by the CA. In case of an in-depth investigation, there is an additional waiting period of four months from the appropriate date. SAP AG submitted the filing in Ireland on behalf of itself and SuccessFactors on December 12, 2011.

Colombian Antitrust Law

Colombian Law 1340/09 and related decrees require SAP AG and SuccessFactors to file a notification with the Colombian Superintendent of Industry and Commerce (“SIC”) and provides that the acquisition of shares of Common Stock in the Offer will be automatically approved and the parties are not precluded from closing the Offer or the Merger if the parties’ market share is below 20% of the relevant market. In case the authority assumes the parties’ market share is above 20% of the relevant market, the acquisition of shares of Common Stock in the Offer shall not occur until clearance has been obtained from the SIC upon the expiration or earlier termination of a thirty day waiting period from submission of a complete notification to the SIC, or in case of an in-depth investigation, an additional waiting period of three months following submission of all additional information requested by the SIC. SAP AG intends to file the notice on behalf of itself and SuccessFactors as soon as practicable.

Brazilian Antitrust Law

Brazilian Law No. 8,884/94 requires SAP AG and SuccessFactors to file a notification with the Brazilian competition authorities within fifteen business days of the execution of the Merger Agreement. Following such notice, the Secretariat of Economic Supervisions/SEAE (Ministry of Finance) and the Secretariat of Economic Law/SDE (Ministry of Justice) will analyze the economic and legal aspects of the Merger and will issue opinions on the Merger. Brazil’s Administrative Council for Economic Defense (“CADE”) will then issue a final ruling regarding the Merger. The timing of this process can vary greatly, depending on the complexity of the transaction and the extent to which Brazilian competition authorities request additional information regarding the Merger. The Brazilian regime is not suspensory and the parties are not precluded from closing the Offer or the Merger prior to receiving approval from CADE. SAP AG intends to file the notice on behalf of itself and SuccessFactors on or before December 23, 2011.

European Union Antitrust Laws

Under Article 22 of Council Regulation EC No. 139/2004 (the “EC Merger Regulation”), the Offer may be referred by the competition authority of Austria, Ireland, Germany or any other Member State of the European Union to the European Commission (the “EC”) for review in lieu of review by the Member States. In the event the EC accepts the referral, the purchase of shares of Common Stock pursuant to the Offer may not be completed before it is notified to the EC and the EC has declared, or been deemed to have declared, that the transaction is compatible with the common market. Under the provisions of the EC Merger Regulation, the initial (Phase I) review period is 25 working days. If the EC has serious doubts whether a notified transaction is compatible with the common market, it may initiate Phase II proceedings, which last an additional 90 to 125 working days. The EC could prohibit the transaction by declaring that the concentration is incompatible with the common market or the EC could require, as a condition to clearance, a remedy such as the divestiture of shares of Common Stock acquired by Purchaser or the divestiture of substantial assets of SAP AG or its subsidiaries, or of SuccessFactors or its subsidiaries. Although the parties believe that consummation of the Offer is not incompatible with the common market, there can be no assurance that a challenge to the Offer will not be made by the EC or, if a challenge is made, what the result will be.

U.S. National Security Regulations

Section 721 of the Defense Production Act of 1950, as amended by Section 5021 of the Omnibus Trade and Competitiveness Act of 1988 and by the Foreign Investment and National Security Act of 2007 (the “Exon-Florio Amendment”), empowers the President of the United States of America to review and, if necessary, prohibit or suspend an acquisition of, or investment in, a U.S. company by a “foreign person” if the President, after investigation, determines that the foreign person’s control threatens to impair the national security of the United States. Pursuant to the Exon-Florio Amendment, the Committee on Foreign Investment in the United States (“CFIUS”) has been delegated the authority to receive notices of proposed transactions, determine when an investigation is warranted, conduct investigations, require mitigation measures and submit recommendations to the President to suspend or prohibit the completion of transactions or to require divestitures of completed transactions. A party or parties to a transaction may, but are not required to, submit to CFIUS a voluntary notice of the transaction, except in limited circumstances, which do not apply in this case. CFIUS also has the power to initiate reviews on its own in the absence of a voluntary notification. The parties intend to file a voluntary notice with CFIUS pursuant to the Exon-Florio Amendment and its implementing regulations as soon as practicable.

Other

It may be necessary to make additional filings relating to Purchaser’s acquisition of shares of Common Stock pursuant to the Offer and the Merger with governmental entities in other foreign jurisdictions, however, no other filings are a condition to the closing of the Offer. SAP AG is reviewing whether any such filings are required in connection with the Offer and the Merger and intends to make any such filings promptly to the extent required. Although the parties believe that consummation of the Offer and the Merger would not violate any antitrust law, there can be no assurance that governmental entities will not challenge the Offer and the Merger on competition or other grounds, or if such challenge is made, what the results thereof will be.

The Merger Agreement provides that in connection with the receipt of any necessary approvals or clearances of a governmental entity (including under the HSR Act and Exon-Florio Amendment), neither Parent nor the Company (nor any of their respective subsidiaries or affiliates) shall be required to (and, without Parent’s prior consent, the Company shall not) sell, hold separate or otherwise dispose of or conduct their business in a specified manner, or offer or agree to sell, hold separate or otherwise dispose of or conduct their businesses in a specified manner, enter into or offer or agree to enter into a voting trust arrangement, proxy arrangement, “hold separate” agreement or arrangement or similar agreement or arrangement with respect to the assets, operations or conduct of their business in a specified manner, or permit the sale, holding separate or other disposition of, any assets of Parent, the Company or their respective subsidiaries or affiliates.

Short Form Merger

The Board has approved the Offer, the Merger and the Merger Agreement in accordance with the DGCL. Section 253 of the DGCL provides that, if a corporation owns at least 90% of the outstanding shares of each class of stock of a subsidiary corporation, the corporation holding such stock may merge such subsidiary into itself, or itself into such subsidiary, without any action or vote on the part of the board of directors or the stockholders of such other corporation. Upon the terms and subject to the conditions of the Merger Agreement, if the Purchaser acquires, pursuant to the Offer or otherwise (including through exercise of the Top-Up Option described below), at least 90% of the outstanding shares of Common Stock entitled to vote on the adoption of the Merger Agreement (the “Short Form Threshold”), the parties have agreed to take all reasonably necessary and appropriate action to cause the Merger to become effective as promptly as practicable without a meeting of the stockholders of SuccessFactors in accordance with Section 253 of the DGCL. If Purchaser acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding shares of Common Stock, the affirmative vote of the holders of a majority of the outstanding shares of Common Stock will be required under the DGCL to effect the Merger under Section 251 of the DGCL.

Top-Up Option

As described in “Item 4. The Solicitation or Recommendation – Reasons for Recommendation,” SuccessFactors has granted to Purchaser an irrevocable Top-Up Option, exercisable in whole but not in part, on one occasion; provided that (i) the number of shares of Common Stock issuable upon exercise of the Top-Up Option may not exceed the number of Shares authorized and unissued shares and not reserved for issuance under any company benefits plan (including as authorized and unissued shares of Common Stock any treasury shares of Common Stock) (the “Available Shares”) and (ii) the Top-Up Option is not exercisable if, immediately after exercise and the issuance of all Available Shares pursuant to the Top-Up Option, Purchaser would not hold of record at least 90% of the outstanding shares of Common Stock (assuming the issuance of the shares of Common Stock in respect of the Top-Up Option). Purchaser may exercise the Top-Up Option at any time after Purchaser has accepted for payment all shares of Common Stock validly tendered in the Offer and not properly withdrawn.

The aggregate purchase price for the shares of Common Stock purchased upon exercise of the Top-Up Option may be paid by Purchaser either entirely in cash or, at Purchaser’s election, by paying in cash an amount equal to not less than the aggregate par value of the Top-Up Shares and executing and delivering to SuccessFactors a promissory note having a principal amount equal to the balance of the aggregate purchase price for the shares of Common Stock purchased upon exercise of the Top-Up Option less the amount paid in cash. Any such promissory note will be unsecured, full recourse, non-negotiable and non-transferable, bear simple interest at 2% per annum, will mature one year after the purchase of the Top-Up Shares, and will be prepayable in whole or in part without premium or penalty.

The Top-Up Option is intended to expedite the timing of the completion of the Merger by effecting the Merger pursuant to Delaware’s “short form” merger statute. Following the Offer, if, assuming the exercise of the Top-Up Option, Purchaser would not own at least 90% of the outstanding shares of Common Stock, a Company stockholder vote is required to consummate the Merger. In such case, the approval of the Merger at a meeting of the Company’s stockholders would be assured because of Purchaser’s ownership of at least a majority of the shares of the Company’s common stock (calculated on a fully diluted basis in accordance with the Merger Agreement) following completion of the Offer.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Section 14(f) Information Statement

The Information Statement included as Exhibit (a)(1)(G) and attached as Annex II to this Statement is being furnished in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Board, other than at a meeting of SuccessFactors’ stockholders as described in Item 3 above and in the Information Statement, and is incorporated herein by reference.

Litigation

On December 8, 2011, the Company, the members of its Board, SAP America and Purchaser were named as defendants in a purported stockholder class action suit in the Superior Court of the State of California, County of San Mateo, captioned Peretti et al. v. Burgum et al., Case No. CIV510279. The complaint seeks certification of a class of the Company’s stockholders and generally alleges, among other things, that (i) the members of the Board breached their fiduciary duties in connection with the transactions contemplated by the Merger Agreement by failing to maximize stockholder value and agreeing to preclusive deal protection provisions, and (ii) SAP America and Purchaser aided and abetted the Board’s purported breaches of fiduciary duties. The complaint seeks, among other relief, an injunction prohibiting the transactions contemplated by the Merger Agreement, rescission in the event such transactions are consummated, damages, and attorneys’ fees and costs. The Company has not yet responded to the complaint. The Company believes the plaintiff’s allegations are without merit and intends to contest them vigorously.

Certain Company Projections

The Company’s management does not as a matter of course make public projections as to future performance, earnings or other results beyond the current fiscal year and is especially cautious of making financial forecasts for extended periods because of the unpredictability of the underlying assumptions and estimates. However, in connection with the evaluation of a possible transaction involving the Company and in connection with the rendering of Morgan Stanley’s opinion described under “Item 4. The Solicitation or Recommendation – Opinion of SuccessFactors’ Financial Advisor,” the Company provided Morgan Stanley certain non-public, unaudited, stand-alone, financial forecasts that were prepared by our management and not for public disclosure (i) as part of the Company’s business planning process for 2012 (the “Management Commit Scenario”), (ii) which assumes higher investments by the Company and a higher productivity rate for the Company’s sales representatives than reflected in the Management Commit Scenario (the “Management Target Scenario”) and (iii) which assumes higher growth prospects for the Company that assumes an acceleration of the Company’s revenue growth rate driven by higher investments by the Company and productivity for the Company’s sales representatives (the “Management High Growth Scenario” together with the Management Commit Scenario and the Management Target Scenario, the “Projections”). In addition, in connection with the evaluation of a possible transaction involving the Company, the Management High Growth Scenario was provided to SAP AG. Neither the Management Commit Scenario nor the Management Target Scenario, however, was provided to SAP AG, Parent or Purchaser.

The Projections were prepared solely for internal use and were not prepared with a view toward public disclosure and, accordingly, do not necessarily comply with the published guidelines of the SEC regarding projections and the use of measures other than generally accepted accounting principles as applied in the United States, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial projections or forecasts, or generally accepted accounting principles. Neither the Company’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the Projections described below, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the Projections.

The Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions, including, but not limited to, those relating to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to our business, all of which are difficult to predict and many of which are beyond our control. The Projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. There can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected. The Projections cover multiple years and such information by its nature becomes less predictive with each successive year. The assumptions upon which the Projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. The Projections also reflect assumptions as to certain business decisions that are subject to change. The Projections cannot, therefore, be considered a guaranty of future operating results, and this information should not be relied on as such. None of the Company, SAP AG, Parent, Purchaser, any of their respective affiliates or any other person assumes any responsibility for the validity, reasonableness, accuracy or completeness of the Projections described below.

The Projections do not take into account any circumstances or events occurring after the date they were prepared, including the announcement of the potential acquisition of the Company by Parent and Purchaser pursuant to the Offer and the Merger, or the potential acquisition of Jobs2Web Inc. by the Company. Our management’s internal financial forecast, upon which the Projections were based, are subjective in many respects. There can be no assurance that these financial projections will be realized or that actual results will not be significantly higher or lower than forecasted. The financial forecasts cover multiple years and such information by its nature becomes less reliable with each successive year. As a result, the inclusion of the Projections in this Statement should not be relied on as necessarily predictive of actual future events.

The Projections are forward-looking statements. For information on factors that may cause our future financial results to materially vary, see “Item 8. Additional Information – Forward-Looking Statements” below.

The information from the Projections set forth below should be evaluated, if at all, in conjunction with the historical consolidated financial statements and other information regarding the Company contained elsewhere in this Statement, the Offer to Purchase and our public filings with the SEC. In light of the foregoing factors and the uncertainties inherent in the Projections, readers of this Statement are cautioned not to place undue, if any, reliance on the Projections described in this Statement.

The Projections set forth below are not being included in this Statement to influence your decision whether to tender your shares of Common Stock in the Offer or because we believe they are material or because we believe they are a reliable prediction of actual future results, but because the Management High Growth Scenario was made available to SAP AG and the Projections were made available to Morgan Stanley.

Management Commit Scenario (1)

	Summary Financial Projections (dollars in millions)
	FY 2011E	FY 2012E	FY 2013E	FY 2014E	FY 2015E
Revenue	$335	$437	$550	$696	$871
Operating Profit(2)	$13	$44	$78	$140	$211
Cash Flow From Operations(3)	$43	$76	$111	$179	$257
Capital Expenditures	$10	$13	$16	$21	$26
Free Cash Flow(4)	$33	$63	$95	$158	$231

(1)	Amounts in this table reflect financial scenarios of the Company prepared by our management as part of the Company’s business planning process for 2012.
(2)	Operating profit excludes the impact of stock-based compensation expense, the amortization of intangible assets, integration costs, future cash consideration of acquisition and deal related costs, revaluation of contingent consideration or write-downs for fair value accounting related to business combinations, and any unrealized foreign exchange gain/loss or tax benefit resulting from acquisitions or divestitures.
(3)	Cash flow from operations refers to net cash flow provided by operating activities.
(4)	Free Cash Flow refers to cash flow from operations less capital expenditures.

Management Target Scenario (1)

	Summary Financial Projections (dollars in millions)
	FY 2011E	FY 2012E	FY 2013E	FY 2014E	FY 2015E
Revenue	$335	$441	$603	$785	$1,001
Operating Profit(2)	$13	$7	$53	$95	$152
Cash Flow From Operations(3)	$43	$48	$91	$144	$211
Capital Expenditures	$10	$13	$18	$24	$30
Free Cash Flow(4)	$33	$35	$73	$120	$181

(1)	Amounts in this table reflect financial scenarios of the Company prepared by our management, assuming higher investments by the Company and a higher productivity rate for the Company’s sales representatives than reflected in the Management Commit Scenario, above.

(2)	Operating profit excludes the impact of stock-based compensation expense, the amortization of intangible assets, integration costs, future cash consideration of acquisition and deal related costs, revaluation of contingent consideration or write-downs for fair value accounting related to business combinations, and any unrealized foreign exchange gain/loss or tax benefit resulting from acquisitions or divestitures.
(3)	Cash flow from operations refers to net cash flow provided by operating activities.
(4)	Free Cash Flow refers to cash flow from operations less capital expenditures.

Management High Growth Scenario (1)

	Summary Financial Projections (dollars in millions)
	FY 2011E		FY 2012E		FY 2013E		FY 2014E		FY 2015E
Revenue	$335		$478		$680		$980		$1,384
Operating Profit(2)	$13		$19		$37		$92		$206
Cash Flow From Operations(3)	$43		$52		$84		$157		$293
Capital Expenditures	$10		$14		$20	(5)	$29	(5)	$42	(5)
Free Cash Flow(4)	$33	(5)	$38	(5)	$64	(5)	$128	(5)	$251	(5)

(1)	Amounts in this table reflect financial scenarios of the Company prepared by our management, which was presented to SAP AG in connection with the proposed transaction, and which assumes higher growth prospects for the Company that assumes an acceleration of the Company’s revenue growth rate driven by higher investments by the Company and productivity for the Company’s sales representatives.
(2)	Operating profit excludes the impact of stock-based compensation expense, the amortization of intangible assets, integration costs, future cash consideration of acquisition and deal related costs, revaluation of contingent consideration or write-downs for fair value accounting related to business combinations, and any unrealized foreign exchange gain/loss or tax benefit resulting from acquisitions or divestitures.
(3)	Cash flow from operations refers to net cash flow provided by operating activities.
(4)	Free Cash Flow refers to cash flow from operations less capital expenditures.
(5)	SAP AG, Parent, and Purchaser were not provided with projections with respect to capital expenditures for FY2013 through FY2015 or with respect to free cash flow.

No representation is made by the Company or any other person to any stockholder of the Company or any other person regarding the ultimate performance of the Company compared to the information included in the above unaudited, stand-alone, projected financial information for the Company. The inclusion of unaudited, stand-alone, projected financial information in this Statement should not be regarded as an indication that such prospective financial information will be an accurate prediction of future events, and they should not be relied on as such. Except to the extent required by federal securities laws, none of the Company, SAP AG, Parent, the Purchaser or any of their respective affiliates or representatives intends to, and each of them disclaims any obligation to, update, revise or correct the above prospective financial information to reflect circumstances existing after the date when made or to reflect the occurrence of future events.

Forward-Looking Statements

This Statement contains forward-looking statements that are not historical facts and are subject to risks and uncertainties that could cause actual results to differ materially from those described. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Forward-looking statements in this Statement include statements regarding the anticipated benefits of the transactions contemplated by the Merger Agreement; statements regarding the expected timing of the completion of the transactions; statements regarding the number of Shares that will be tendered in the Offer; and any statements of assumptions underlying any of the foregoing. Forward-looking statements may be identified by words such as “anticipate,” “expect,” “suggest,” “plan,” “believe,” “intend,” “estimate,” “target,” “project,” “could,” “should,” “may,” “will,” “would,” “continue,” “forecast,” and other similar expressions. All forward-looking statements are based on current expectations and beliefs concerning future events, approvals and transactions that are subject to substantial risks and uncertainties. Factors that may cause or contribute to the actual results or outcomes being different from those contemplated by forward-looking statements include: risks and uncertainties associated with the Offer, including uncertainties as to the timing of the Offer and Merger, uncertainties as to how many of the Company’s stockholders will tender their Shares in the Offer, the risk that competing offers will be made, and the possibility that various closing conditions for the transactions may not be satisfied or waived. Other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements are discussed in the Company’s filings with the SEC, including in its periodic reports filed on Form 10-K and Form 10-Q with the SEC. Except as required by law, the Company undertakes no obligation to update any forward-looking statement to reflect subsequent events or circumstances.

Item 9. Exhibits

Exhibit No.	Document

(a)(1)(A)	Offer to Purchase, dated December 16, 2011 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(1)(G)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (incorporated by reference to Annex II to the Statement).

(a)(2)	Opinion of Morgan Stanley & Co. LLC to the board of directors of SuccessFactors, dated December 2, 2011 (incorporated by reference to Annex I of the statement).

(a)(5)(A)	Joint Press Release issued by SuccessFactors, Inc. and SAP AG on December 3, 2011 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by SuccessFactors, Inc. with the Securities and Exchange Commission on December 5, 2011).

(a)(5)(B)	Summary Advertisement as published in the Wall Street Journal on December 16, 2011 (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO).

(a)(5)(C)	Press Release issued by SAP AG, dated December 16, 2011 (incorporated by reference to Exhibit (a)(5)(C) to the Schedule TO).

Exhibit No.	Document

(a)(5)(D)	Complaint captioned Frederic Peretti v. Douglas J. Burgum et al., Case No. CIV510279 filed on December 8, 2011 in the Superior Court of the State of California – County of San Mateo (filed herewith).

(e)(1)	Agreement and Plan of Merger among SuccessFactors, Inc., SAP America, Inc. and Saturn Expansion Corporation, dated December 3, 2011 (incorporated by reference to Exhibit 2.1 attached to the Current Report on Form 8-K filed by SuccessFactors, Inc. with the Securities and Exchange Commission on December 5, 2011).

(e)(2)	Mutual Non-Disclosure Agreement, dated as of October 21, 2011, between SuccessFactors, Inc. and SAP AG. (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

(e)(3)	Exclusivity Agreement, dated as of November 9, 2011, between SuccessFactors, Inc. and SAP AG (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e)(4)	Mutual Exclusivity Agreement, dated as of November 22, 2011, between SuccessFactors, Inc. and SAP AG (incorporated by reference to Exhibit (d)(4) to the Schedule TO).

(e)(5)	2001 Stock Option Plan (incorporated by reference to Exhibit 10.2 filed with SuccessFactors’ Registration Statement on Form S-1 filed on July 20, 2007).

(e)(6)	2007 Equity Incentive Plan (incorporated by reference to Exhibit 10.4 filed with SuccessFactors’ Registration Statement on Form S-1/A filed on November 13, 2007).

(e)(7)	Plateau Systems, Ltd. 2001 Stock Option Plan (incorporated by reference to Exhibit 99.1 filed with SuccessFactors’ Registration Statement on Form S-8 filed on June 30, 2011).

(e)(8)	Plateau Systems, Ltd. 2011 Equity Incentive Plan (incorporated by reference to Exhibit 99.2 filed with SuccessFactors’ Registration Statement on Form S-8 filed on June 30, 2011).

(e)(9)	Change in Control Plan, adopted July 27, 2010, as amended (filed herewith).

(e)(10)	Form of Indemnity Agreement (incorporated by reference to Exhibit 10.1 filed with SuccessFactors’ Registration Statement on Form S-1 filed on July 20, 2007).

(e)(11)	Executive Employment Agreement dated July 20, 2011 between SuccessFactors, Inc. and Lars Dalgaard (incorporated by reference to Exhibit 99.1 filed with SuccessFactors’ Current Report filed on Form 8-K filed on July 22, 2011).

(e)(12)	Performance Share Unit Agreement dated July 20, 2011 between SuccessFactors, Inc. and Lars Dalgaard (incorporated by reference to Exhibit 99.2 filed with SuccessFactors’ Current Report filed on Form 8-K filed on July 22, 2011).

(e)(13)	Amended Offer Letter with James Larson, dated May 27, 2010 (incorporated by reference to Exhibit 10.1 filed with SuccessFactors’ Current Report on Form 8-K filed on May 28, 2010).

(e)(14)	Restated Certificate of Incorporation of SuccessFactors, Inc. (incorporated by reference to Exhibit 3.1 filed with SuccessFactors’ Annual Report on Form 10-K for the year ended December 31, 2007).

(e)(15)	Amended and Restated Bylaws of SuccessFactors, Inc. (incorporated by reference to Exhibit 3.1 filed with SuccessFactors’ Current Report on Form 8-K filed on March 28, 2011).

(g)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SuccessFactors, Inc.

By:	/s/ Bruce C. Felt, Jr.
Name:	Bruce C. Felt, Jr.
Title:	Chief Financial Officer
Date:	December 16, 2011

EXHIBIT INDEX

Exhibit No.	Document

(a)(1)(A)	Offer to Purchase, dated December 16, 2011 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(1)(G)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (incorporated by reference to Annex II to the Statement).

(a)(2)	Opinion of Morgan Stanley & Co. LLC to the board of directors of SuccessFactors, dated December 2, 2011 (incorporated by reference to Annex I of the statement).

(a)(5)(A)	Joint Press Release issued by SuccessFactors, Inc. and SAP AG on December 3, 2011 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by SuccessFactors, Inc. with the Securities and Exchange Commission on December 5, 2011).

(a)(5)(B)	Summary Advertisement as published in the Wall Street Journal on December 16, 2011 (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO).

(a)(5)(C)	Press Release issued by SAP AG, dated December 16, 2011 (incorporated by reference to Exhibit (a)(5)(C) to the Schedule TO).

(a)(5)(D)	Complaint captioned Frederic Peretti v. Douglas J. Burgum et al., Case No. CIV510279 filed on December 8, 2011 in the Superior Court of the State of California—County of San Mateo (filed herewith).

(e)(1)	Agreement and Plan of Merger among SuccessFactors, Inc., SAP America, Inc. and Saturn Expansion Corporation, dated December 3, 2011 (incorporated by reference to Exhibit 2.1 attached to the Current Report on Form 8-K filed by SuccessFactors, Inc. with the Securities and Exchange Commission on December 5, 2011).

(e)(2)	Mutual Non-Disclosure Agreement, dated as of October 21, 2011, between SuccessFactors, Inc. and SAP AG. (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

(e)(3)	Exclusivity Agreement, dated as of November 9, 2011, between SuccessFactors, Inc. and SAP AG (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e)(4)	Mutual Exclusivity Agreement, dated as of November 22, 2011, between SuccessFactors, Inc. and SAP AG (incorporated by reference to Exhibit (d)(4) to the Schedule TO).

(e)(5)	2001 Stock Option Plan (incorporated by reference to Exhibit 10.2 filed with SuccessFactors’ Registration Statement on Form S-1 filed on July 20, 2007).

(e)(6)	2007 Equity Incentive Plan (incorporated by reference to Exhibit 10.4 filed with SuccessFactors’ Registration Statement on Form S-1/A filed on November 13, 2007).

(e)(7)	Plateau Systems, Ltd. 2001 Stock Option Plan (incorporated by reference to Exhibit 99.1 filed with SuccessFactors’ Registration Statement on Form S-8 filed on June 30, 2011).

Exhibit No.	Document

(e)(8)	Plateau Systems, Ltd. 2011 Equity Incentive Plan (incorporated by reference to Exhibit 99.2 filed with SuccessFactors’ Registration Statement on Form S-8 filed on June 30, 2011).

(e)(9)	Change in Control Plan, adopted July 27, 2010, as amended (filed herewith).

(e)(10)	Form of Indemnity Agreement (incorporated by reference to Exhibit 10.1 filed with SuccessFactors’ Registration Statement on Form S-1 filed on July 20, 2007).

(e)(11)	Executive Employment Agreement dated July 20, 2011 between SuccessFactors, Inc. and Lars Dalgaard (incorporated by reference to Exhibit 99.1 filed with SuccessFactors’ Current Report filed on Form 8-K filed on July 22, 2011).

(e)(12)	Performance Share Unit Agreement dated July 20, 2011 between SuccessFactors, Inc. and Lars Dalgaard (incorporated by reference to Exhibit 99.2 filed with SuccessFactors’ Current Report filed on Form 8-K filed on July 22, 2011).

(e)(13)	Amended Offer Letter with James Larson, dated May 27, 2010 (incorporated by reference to Exhibit 10.1 filed with SuccessFactors’ Current Report on Form 8-K filed on May 28, 2010).

(e)(14)	Amended and Restated Certificate of Incorporation of SuccessFactors, Inc., as of November 26, 2007 (incorporated by reference to Exhibit 3.1 filed with SuccessFactors’ Annual Report on Form 10-K for the year ended March 5, 2008).

(e)(15)	Amended and Restated Bylaws of SuccessFactors, Inc. as of March 22, 2011 (incorporated by reference to Exhibit 3.1 filed with SuccessFactors’ Current Report on Form 8-K filed on March 22, 2011).

(g)	Not applicable.

Annex I

[MORGAN STANLEY & CO. LLC LETTERHEAD]

December 2, 2011

Board of Directors

SuccessFactors, Inc.

1500 Fashion Island Blvd. Suite 300

San Mateo, CA 94404

Members of the Board:

We understand that SuccessFactors, Inc. (the “Company”), SAP AG (“SAP”), SAP America, Inc. (the “Buyer”) and Saturn Expansion Corporation, a wholly owned subsidiary of the Buyer (“Acquisition Sub”), propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated December 2, 2011 (the “Merger Agreement”), which provides, among other things, for (i) the commencement by Acquisition Sub of a tender offer (the “Tender Offer”) for all outstanding shares of common stock, par value $0.001 per share (the “Company Common Stock”) of the Company for $40.00 per share in cash (the “Consideration”), and (ii) the subsequent merger (the “Merger”) of Acquisition Sub with and into the Company. Pursuant to the Merger, the Company will become a wholly owned subsidiary of the Buyer, and each outstanding share of the Company Common Stock, other than shares (i) held in treasury, (ii) held by any subsidiary directly or indirectly wholly-owned by the Company, (iii) held by the Buyer, Acquisition Sub or any of their respective direct or indirect wholly-owned subsidiaries, or (iv) as to which dissenters’ rights have been perfected (collectively, the “Excluded Shares”), will be converted into the right to receive the Consideration. The terms and conditions of the Tender Offer and the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Consideration to be received by the holders of shares of the Company Common Stock (other than the holders of the Excluded Shares) pursuant to the Merger Agreement is fair from a financial point of view to such holders.

For purposes of the opinion set forth herein, we have:

1)	Reviewed certain publicly available financial statements and other business and financial information of the Company;

2)	Reviewed certain internal financial statements and other financial and operating data concerning the Company;

3)	Reviewed certain financial projections prepared by the management of the Company;

4)	Discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

5)	Reviewed the reported prices and trading activity for the Company Common Stock;

6)	Compared the financial performance of the Company and the prices and trading activity of the Company Common Stock with that of certain other publicly-traded companies comparable with the Company and its securities;

7)	Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

8)	Participated in discussions and negotiations among representatives of the Company and SAP and its subsidiaries and their financial and legal advisors;

9)	Reviewed the Merger Agreement and certain related documents; and

10)	Performed such other analyses and reviewed such other information and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company and formed a substantial basis for this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company. In addition, we have assumed that the Tender Offer and the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions, and that the definitive Merger Agreement will not differ in any material respect from the draft thereof furnished to us. We have assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Tender Offer and the Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Tender Offer and the Merger. We are not legal, tax or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Company and its legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the Consideration to be received by the holders of shares of the Company Common Stock (other than the holders of the Excluded Shares) in the Tender Offer and the Merger. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition, business combination or other extraordinary transaction, involving the Company, nor did we negotiate with any of the parties, other than SAP, which expressed interest to Morgan Stanley in the possible acquisition of the Company or certain of its constituent businesses.

We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services, a substantial portion of which is contingent upon the closing of the Merger. In the two years prior to the date hereof, we have provided financial advisory and financing services for the Company and financing services for SAP and have received fees in connection with such services. Morgan Stanley may also seek to provide such services to SAP and the Company in the future and expects to receive fees for the rendering of these services.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of SAP, the Company, or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the Securities and Exchange Commission in connection with this transaction if such inclusion is required by applicable law. In addition, Morgan Stanley expresses no opinion or recommendation as to whether the stockholders of the Company should tender shares into the Tender Offer or as to how the stockholders of the Company should vote at any stockholders’ meeting to be held in connection with the Merger.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Consideration to be received by the holders of shares of the Company Common Stock (other than the holders of the Excluded Shares) pursuant to the Merger Agreement is fair from a financial point of view to such holders.

Very truly yours,

MORGAN STANLEY & CO. LLC

By:	/s/ Charles Cory
Charles Cory Managing Director

Annex II

SUCCESSFACTORS, INC.

INFORMATION STATEMENT PURSUANT

TO SECTION 14(F) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

WE ARE NOT ASKING YOU FOR A PROXY AND YOU

ARE REQUESTED NOT TO SEND US A PROXY.

SuccessFactors, Inc., a Delaware corporation (the “Company,” “SuccessFactors” or “we”), is mailing this Information Statement on or about December 16, 2011 (the “Information Statement”) as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (as it may be amended or supplemented, the “Schedule 14D-9”) to holders of SuccessFactors’ Common Stock, par value $0.001 per share (“Common Stock” or the “Shares”).

The Schedule 14D-9 relates to the tender offer by Saturn Expansion Corporation, a Delaware corporation (“Purchaser”), and a wholly owned subsidiary of SAP America, Inc., a Delaware corporation (“Parent”) to purchase all outstanding Shares at a purchase price of $40.00 per share, net to the holder thereof in cash, without interest and less any required withholding of taxes (the “Offer Price”). The tender offer is disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as it may be amended or supplemented, the “Schedule TO”), filed by Purchaser and Parent with the Securities and Exchange Commission (the “SEC”) on December 16, 2011, and is subject to the conditions set forth in the Offer to Purchase dated December 16, 2011 (as it may be amended or supplemented, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). You are receiving this Information Statement in connection with the possible appointment of persons designated by Parent to the Board of Directors of the Company (the “Board”). Such designation is to be made pursuant to the Agreement and Plan of Merger, dated as of December 3, 2011 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser and the Company. SAP AG, a stock corporation organized under the laws of the Federal Republic of Germany (“SAP AG”), the parent company of Parent, has agreed to absolutely, irrevocably and unconditionally guarantee the obligations of Parent and Purchaser under the Merger Agreement.

SuccessFactors is mailing this Information Statement to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9. Please read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used and not otherwise defined herein have the meanings set forth in the Schedule 14D-9.

Parent and Purchaser provided the information in this Information Statement concerning Parent, Purchaser and the Designees (as defined below), and the Company assumes no responsibility for the accuracy, completeness or fairness of such information.

GENERAL INFORMATION

The Common Stock is the only type of security entitled to vote at a meeting of the stockholders of the Company. Each Share has one vote. As of December 12, 2011, there were 84,873,442 shares of Common Stock (of which no shares of Common Stock were held in treasury by the Company) and no shares of preferred stock (“Preferred Stock”) issued and outstanding. The Company has no shares of Common Stock or Preferred Stock reserved for or otherwise subject to issuance, except for (i) 6,024,389 shares of Common Stock reserved for issuance pursuant to the exercise of outstanding options to purchase Common Stock (“Options”) under the

Company’s stock option plans, (ii) 4,302,483 shares of Common Stock reserved for issuance pursuant to the vesting of Restricted Stock Units (“RSUs”), other than Company performance-based RSUs (“PRSUs”), under the Company’s stock option plans, (iii) up to 199,998 shares of Common Stock reserved for issuance pursuant to the vesting of PRSUs under the Company’s stock option plans.

BACKGROUND INFORMATION

On December 3, 2011, the Company entered into the Merger Agreement with Parent and Purchaser. The Merger Agreement provides, among other things, for the making of the Offer by Purchaser and further provides that, following the successful completion of the Offer, upon the terms and subject to the conditions contained in the Merger Agreement, Purchaser will consummate a merger (the “Merger”) in which any remaining Shares of SuccessFactors not validly tendered pursuant to the Offer will be converted into the right to receive an amount in cash equal to the Offer Price (other than Shares that are held by SuccessFactors, Parent or any of their wholly owned subsidiaries or Shares held by stockholders who properly exercise appraisal rights), without interest and less any required withholding of taxes. Upon consummation of the proposed Merger, Purchaser will merge with and into SuccessFactors and will cease to exist, with SuccessFactors continuing as the surviving corporation. SAP AG has agreed to absolutely, irrevocably and unconditionally guarantee the obligations of Parent and Purchaser under the Merger Agreement.

There has been no change in control of the Company since the beginning of the Company’s last fiscal year.

DIRECTORS DESIGNATED BY PURCHASER

Right to Designate Directors

The Merger Agreement provides that promptly following the time Purchaser accepts for payment all Shares validly tendered in the Offer and not properly withdrawn (the “Acceptance Time”), and at all times thereafter (subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder), Parent will be entitled to elect or designate such number of directors (the “Designees”), rounded up to the next whole number, on the Board as will give Parent representation on the Board equal to the product of the total number of directors on the Board (giving effect to the directors elected or designated by Parent pursuant to the Merger Agreement) multiplied by the percentage that the aggregate number of Shares then owned directly or indirectly by Parent bears to the total number of Shares then outstanding. The Merger Agreement further provides that, after the Acceptance Time, the Company will, upon request by Parent, take all actions as are necessary to enable the Designees to be so elected or appointed to the Board, including by promptly filling vacancies or newly created directorships on the Board, promptly increasing the size of the Board (including by amending SuccessFactors’ bylaws if necessary to increase the size of the Board) and/or promptly securing the resignations of such number of its incumbent directors as is necessary to provide Parent with such level of representation, and will cause the Designees to be so elected or appointed at such time. Additionally, the Merger Agreement provides that, after the Acceptance Time, the Company will also, upon Parent’s request, cause the directors elected or designated by Parent to the Board to serve on and constitute the same percentage as such individuals represent of the entire Board (but not less than a majority) (rounded up to the next whole number) of: (i) each committee of the Board; (ii) each board of directors (or similar body) of each of SuccessFactors’ subsidiaries; and (iii) each committee (or similar body) of each such board, in each case to the extent permitted by applicable law and the rules of the New York Stock Exchange (“NYSE”). The Merger Agreement further provides that, at the request of Parent, the Company will take all actions necessary to effect any such appointment or election of the Designees, including mailing to the Company’s stockholders the information required by Section 14(f) of the Exchange Act and Rule 14f-l promulgated thereunder.

Potential Designees

Parent has informed the Company that it will choose the Designees for the Board from the list of persons set forth below. The following table, prepared with information furnished to the Company by Parent, sets forth, with respect to each individual who may be designated by Parent as one of its Designees, the name, age of the individual as of December 16, 2011, present principal occupation with Parent or SAP AG, and employment history during the past five years. Parent has informed the Company that each individual is a U.S. citizen (except as set forth below) and has consented to act as a director of the Company, if so appointed or elected. Unless otherwise indicated below, the business address of each such individual is c/o 3999 West Chester Pike, Newtown Square, Pennsylvania 19073.

SAP AG and Parent have advised the Company that none of the individuals listed below has, during the past five years, (1) been convicted in a criminal proceeding or (2) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities with respect to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Name	Age	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
William Richard McDermott	50	Present occupation: Co-Chief Executive Officer, SAP AG (February 2010 – Present); Member of Executive Board, SAP AG (July 2008 – Present); Chairman of the Board of Directors, SAP America, Inc., (January 2009 – Present); Member of the Board of Directors, SAP America, Inc. (October 2002 – Present). Positions in past five years: President and Chief Executive Officer, SAP America, Inc. (September 2002 – February 2010)

Werner Brandt, citizen of Germany	57	Present occupation: Chief Financial Officer, SAP AG (February 2001 – present); Member of the Executive Board of SAP AG (2001 – Present). Positions in past five years: same as present occupation.

Jim Hagemann Snabe, citizen of Denmark	46	Present Occupation: Co-Chief Executive Officer, SAP AG (February 2010 – Present); Member of Executive Board, SAP AG (July 2008 – Present). Positions in past five years: Vice President and Chief Operations Officer of Business Solution group, SAP AG (2002-2006); Business Suite organization, SAP AG (2007 –2010).

Vishal Sikka	44	Present occupation: Head of Technology, Platform Development & Innovation, SAP AG (February 2010 – Present); Member of Executive Board of SAP AG (February 2010 – Present). Positions in past five years: Chief Technology Officer (April 2007 – February 2010); Chief Software Architect, SAP AG (2002 – April 2007).

Michael Junge, citizen of Germany	51	Present Occupation: Executive Vice President and Group General Counsel of SAP AG (2008 – Present). Positions in past five years: Senior Vice President and General Counsel of SAP AG (1993 – 2008).

None of the Designees is a director of, or holds any position with, the Company. SAP AG and Parent have each advised the Company that, to its respective knowledge, except as disclosed in the Offer to Purchase, none of the Designees beneficially owns any securities (or rights to acquire any securities) of the Company or has been involved in any transactions with the Company or any of its current directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC. SAP AG and Parent have advised the Company that, to its respective knowledge, none of the Designees has any family relationship with any current director, executive officer, or key employee of the Company.

We expect that the Designees may assume office at any time following the time at which such designees are designated in accordance with the terms of the Merger Agreement and that, upon assuming office, the Designees will thereafter constitute at least a majority of the Board. We anticipate that this step will be accomplished at a meeting or by written consent of the Board providing that the size of the Board will be increased and/or sufficient numbers of current directors will resign such that, immediately following such action, the number of vacancies to be filled by the Designees will constitute at least a majority of the available positions on the Board. It is not currently known which of the current directors of the Company may resign, if any.

CURRENT BOARD OF DIRECTORS

The Board is presently composed of six members. The terms of each director will expire upon the election and qualification of the directors to be nominated at the next annual meeting of the stockholders.

Director	Age	Principal Occupation	Director Since
William H. Harris, Jr.	55	Founder and Chief Executive Officer of Personal Capital Corporation	2011

William E. McGlashan, Jr.	48	Partner and Managing Director, TPG Growth	2005

Eric C.W. Dunn	53	Senior Vice President, Intuit Inc.	2004

Douglas J. Burgum	55	Co-founder, Arthur Ventures	2007

Lars Dalgaard	44	Founder and Chief Executive Officer of SuccessFactors	2001

Elizabeth A. Nelson	51	Consultant	2007

The following are brief biographies of each current member of the Board.

William H. Harris, Jr. has served as a director since January 2011. Mr. Harris is currently the founder and Chief Executive Officer of Personal Capital Corporation, an early-stage financial firm. Mr. Harris serves on the board of directors of several private companies and previously served as a director of EarthLink, Inc. from October 2003 through July 2008, Visual Sciences, Inc. from April 2005 until its acquisition by Omniture, Inc. in January 2008, RSA Security, Inc. from April 2006 until its acquisition by EMC Corporation in September 2006, Global Cash Access Holdings, Inc. from April 2005 through August 2007 and Macromedia, Inc. from May 2002 until its acquisition by Adobe, Inc., in December 2005. Mr. Harris has also previously served as Chief Executive Officer of PayPal, Inc. from October 1999 through March 2000, as an executive, including President and Chief Executive Officer, of Intuit Inc. from January 1994 through September 1999 and as President of ChipSoft, Inc. from 1991 to 1993. Mr. Harris holds a Bachelor of Arts degree in American Studies from Middlebury College and a Masters in Business Administration from Harvard University. Mr. Harris brings extensive experience as an executive officer at growing technology and software companies as well as his service on the boards of leading technology companies.

William E. McGlashan, Jr. has served as a director since September 2005. Since April 2004, Mr. McGlashan has been the Founder and Managing Partner of TPG Growth, LLC, a venture capital firm. From December 2001 to March 2004, Mr. McGlashan served as Chairman of the Board of Directors and Chief Executive Officer of Critical Path, Inc., a digital communications software company. Mr. McGlashan currently serves on the Boards of Directors of several private companies. He is a board member of XOJET, Inc., AgraQuest, SuccessFactors, Elevance Renewable Sciences, Inc., Schiff Nutrition International, Inc and The Vincraft Group. Mr. McGlashan holds a B.A. in history from Yale University and an M.B.A. from the Stanford University Graduate School of Business. Mr. McGlashan brings his experience running a technology company as well as his extensive experience with technology companies gained through his investments made at TPG.

Eric C.W. Dunn has served as a director since May 2004. Since March 2010, Mr. Dunn has served as Senior Vice President, Payments Initiatives at Intuit Inc., a business, financial management and tax solution software company. From June 2003 to March 2010, Mr. Dunn was a General Partner of Cardinal Venture Capital, a venture capital firm. From August 2000 to June 2003, Mr. Dunn owned and operated Kingston Creek Ventures, a venture capital firm. From 1986 to 2000, Mr. Dunn served in a number of senior executive capacities at Intuit Inc., including Chief Financial Officer and Senior Vice President and Chief Technology Officer. Mr. Dunn currently serves on the Boards of Directors of TIBCO Software, Inc. a public software company. Mr. Dunn holds a B.A. in physics from Harvard College and an M.B.A. from Harvard Business School. Mr. Dunn brings his extensive experience in growing Intuit into a leading software company, as well as his investing experience through Cardinal Venture Capital.

Douglas J. Burgum has served as a director since October 2007. Mr. Burgum is currently serving on the Board of Directors and as interim Chief Executive Officer of Intelligent InSites, Inc., a provider of a software-as-a-service software platform for health care organizations. From April 2001 to August 2007, Mr. Burgum served as Senior Vice President of the Microsoft Business Solutions group of Microsoft Corporation, a software company. From 1983 until its acquisition in April 2001 by Microsoft Corporation, Mr. Burgum served in various executive positions at Great Plains Software, Inc., a business-management software company, including President since March 1984, Chief Executive Officer since September 1991 and Chairman of the Board of Directors since January 1996. Mr. Burgum previously served on the Advisory Board of Stanford University Graduate School of Business and is co-founder and Chairman of Arthur Ventures and founder and Chairman of Kilbourne Group. Mr. Burgum holds a Bachelor of University Studies degree from North Dakota State University and an M.B.A. from Stanford University Graduate School of Business. Mr. Burgum brings extensive operational and technology experience leading Great Plains through its eventual acquisition by Microsoft, and in his senior role at Microsoft.

Lars Dalgaard founded SuccessFactors in May 2001 and has served as a director and our President (until November 2010 when Doug Dennerline joined) and Chief Executive Officer since May 2001. From 1994 to 1998, Mr. Dalgaard served in various general management positions at Unilever N.V., a global packaged consumer and industrial goods company, in the Netherlands, Germany and Denmark. From 1991 until 1993, Mr. Dalgaard held various positions at Novartis (formerly known as Sandoz), a pharmaceutical company, including Sales Representative, Product Manager and Corporate Finance Controller, in the United States and Switzerland. Mr. Dalgaard currently serves on the board of directors of the GLIDE Foundation. Mr. Dalgaard holds a B.A. from Copenhagen Business School, Denmark and an M.S. from Stanford University Graduate School of Business as a Sloan Fellow. Mr. Dalgaard brings his long experience with our company as the founder as well as his operational experience as Chief Executive Officer.

Elizabeth A. Nelson has served as a director since September 2007. Since 2006, Ms. Nelson has been an independent investor and consultant to various private companies. Ms. Nelson served on the Board of Directors of CNET Networks, Inc. from December 2003 through July 2008 and Autodesk, Inc. from December 2007 through April 2010. She currently serves on the Boards of Directors of Ancestry.com and several private companies in addition to SuccessFactors. From 1996 until its acquisition in December 2005 by Adobe Systems Incorporated, Ms. Nelson served in various executive positions at Macromedia, Inc., a multimedia software company, including Executive Vice President, Chief Financial Officer and Secretary since February 1998 and a member of the Board of Directors since January 2005. Prior to joining Macromedia, Ms. Nelson spent eight years at Hewlett-Packard Company, a computer-hardware company, where she held various positions in international finance and corporate development. Ms. Nelson holds a B.S. in Foreign Service from Georgetown University and an M.B.A. from the Wharton School of the University of Pennsylvania. Ms. Nelson brings her expertise in financial management as well as her deep operational experience in senior positions at leading technology companies.

NON-EMPLOYEE DIRECTOR COMPENSATION

Cash Compensation

In January 2011, the Board revised its compensation for non-employee directors. Each non-employee director receives an annual retainer of $40,000. The non-employee Chairperson of the Board receives an additional annual retainer of $40,000. The chairs of the Audit Committee, the Compensation and Leadership

Development Committee, the Nominating and Corporate Governance Committee and the Mergers and Acquisitions Committee receive annual retainers of $20,000, $20,000, $12,500 and $12,500, respectively. Each non-chair member of the Audit Committee, the Compensation and Leadership Development Committee, the Nominating and Corporate Governance Committee and the Mergers and Acquisition Committee receive annual retainers of $10,000, $10,000, $6,250 and $6,250, respectively. Non-employee directors may elect to receive a fully-vested award of common stock in lieu of the current annual cash retainer. Non-employee directors making this election receive shares having a value equal to the cash retainer. For those non-employee directors that elect to receive common stock in lieu of the cash retainer, they must so elect at the beginning of the particular year, which election will be binding for the full amount of the retainer for that year.

The common stock is paid in advance on a quarterly basis, based on the price as of the last trading day of each fiscal quarter. In 2010, Mr. Strohm, who resigned from the Board in 2010, Mr. Whorton, who resigned from the Board in 2011, elected to receive common stock in lieu of cash fees, receiving 4,655 and 2,082 shares respectively. Mr. Dunn elected to receive common stock in lieu of 20% of his cash fees, receiving 539 shares in 2010.

Equity Compensation

Upon appointment to the Board, non-employee directors will be granted an initial equity award having a value of $100,000 (the “Initial Award”), 50% of which shall be in the form of a stock option and 50% of which shall be in the form of a RSU, and, in the case of an outside director that does not join at an annual meeting, such director will also receive a pro-rata portion of the Annual Award (defined below) based on the date of appointment through the date of the next annual meeting.

On the first trading date following the date of each annual meeting of stockholders, each outside director who continues in service as an outside director shall automatically be granted an equity award having a value of $200,000 (the “Annual Award”), 50% of which shall be in the form of an option and 50% of which shall be in the form of a RSU.

The options and the RSUs granted for Board service vest as follows: (1) awards for Initial Grants shall vest as to 12.5% of such shares on a quarterly basis over a two-year period, and (2) awards for Annual Awards shall vest as to 25% of such shares on a quarterly basis over a one-year period

DIRECTOR COMPENSATION PAID IN 2010

The following table provides information for 2010 regarding all compensation awarded to, earned by or paid to each person who served as a non-employee director for some portion or all of 2010. Other than as set forth in the table and the narrative that follows it, to date we have not paid any fees to or reimbursed any expenses of our directors, made any equity or non-equity awards to directors, or paid any other compensation to directors.

Name	Fees Earned or Paid in Cash(1)	Option Awards(2)	Common Stock	Total
David N. Strohm(3)	$59,375	$112,881	—	$172,256
Douglas J. Burgum	56,250	112,881	—	169,131
Eric C.W. Dunn	55,000	112,881	—	167,881
William E. McGlashan, Jr.	65,000	112,881	—	177,881
Elizabeth A. Nelson	60,000	112,881	—	172,881
John G. Schwarz(4)	16,667	255,162	—	271,829
David G. Whorton(5)	42,500	112,881	—	155,381

(1)	Represents shares of common stock in lieu of all or a portion of the cash retainer as described below under “—Cash Compensation.”

(2)	The amounts in this column represent share-based payments based on the fair value of the stock options on the grant date computed in accordance with FASB ASC Topic 718 utilizing the assumptions discussed in Note 8 of the Notes to Consolidated Financial Statements in our Annual Report on Form 10-K for 2010, without giving effect to estimated forfeitures. We estimated the grant date fair value of stock option awards described in footnote 8 using the Black-Scholes option valuation model with the following assumptions—Expected life: 2.42 years, Risk free interest rate: 0.91%, Volatility; 57.93%, and Dividend yield: 0.00%.
(3)	Mr. Strohm resigned from the Board, effective as of November 2, 2010. His annual cash compensation was pro rated accordingly.
(4)	Mr. Schwarz was appointed to the Board, effective as of September 21, 2010, and served until his term expired on June 3, 2011. His annual cash compensation was pro rated accordingly.
(5)	Mr. Whorton resigned from the Board effective as of January 13, 2011.

CORPORATE GOVERNANCE

SuccessFactors is committed to strong principles of corporate governance and business ethics. The Company is in compliance with all applicable corporate governance requirements of the NYSE, the SEC, and the Sarbanes-Oxley Act of 2002. The Company has adopted a code of conduct and ethics that applies to Company’s executive officers and employees, including its Chief Executive Officer and Chief Financial Officer. The code of conduct and ethics is available on our website at www.SuccessFactors.com/investor/governance/.

Corporate Governance Guidelines

The Board’s Corporate Governance Guidelines comply with NYSE listing standards. These policies are intended to guide the Company and the Board on a variety of corporate governance matters including director responsibilities, director independence, Board composition, director continuing education, Board committees, and management development and succession planning. Our Corporate Governance Guidelines are available on our website at www.SuccessFactors.com/investor/governance/.

Board Independence

None of our non-employee directors have any direct or indirect material relationships with the Company, and each of them is “independent” within the meaning of the Company’s director independence standards set forth in the NYSE listing standards regarding director independence.

Board of Directors

The rules of the NYSE require that a majority of the members of our Board be independent. Our Board has adopted the definitions, standards and exceptions to the standards for evaluating director independence provided in the NYSE rules, and determined that five of our directors are independent under the rules of the NYSE: Messrs. Burgum, Dunn, Harris, and McGlashan and Ms. Nelson. Messrs. Burgum, Dalgaard and Dunn and Ms. Nelson attended our 2011 annual meeting.

During 2010, the Board met eleven times and acted by unanimous written consent seven times. None of the directors attended fewer than 75% of the aggregate of the total number of meetings of the Board (held during the period for which he or she was a director) and the total number of meetings held by all committees of the Board on which such director served (held during the period that such director served).

Board Committees

Our Board has an Audit Committee, a Compensation and Leadership Development Committee, a Nominating and Corporate Governance Committee and a Mergers and Acquisitions Committee. The composition and responsibilities of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our Board. Each of these committees has adopted a written charter. Current copies of the charters of the Audit Committee, Compensation and Leadership Development Committee and Nominating and Corporate Governance Committee are available on our website at www.SuccessFactors.com/investor/governance.

Audit Committee

Our Audit Committee is currently comprised of Mr. Dunn, who is the chair of the committee, Mr. McGlashan and Ms. Nelson. The composition of our Audit Committee meets the requirements for independence under the current NYSE rules and SEC rules and regulations. Each member of our Audit Committee is financially literate. Each of the members of, our Audit Committee is a financial expert, within the meaning of Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Act of 1933, as amended (the “Securities Act”). All audit services and all permissible non-audit services, other than de minimis non-audit services, to be provided to us by our independent registered public accounting firm will be approved in advance by our Audit Committee. Our Board adopted a charter for our Audit Committee, which is posted on our website. Our Audit Committee, among other things:

•	selects our independent registered public accounting firm to audit our financial statements;

•	helps ensure the independence of our independent registered public accounting firm;

•

discusses the scope and results of the audit with our independent registered public accounting firm, and reviews, with management and our independent registered public accounting firm, our interim and year-end operating results;

•	reviews with management, our major financial risk exposures and the steps taken to manage such exposures;

•	develops procedures for employees to anonymously submit concerns about questionable accounting or audit matters;

•	considers the adequacy of our internal accounting controls and audit procedures and oversees any internal audit function; and

•	approves or, as permitted, pre-approves all audit and non-audit services to be performed by our independent registered public accounting firm.

During 2010, the Audit Committee met in person or by telephone thirteen times.

Compensation and Leadership Development Committee

Our Compensation and Leadership Development Committee is currently comprised of Mr. Burgum, who is the chair of the committee and Mr. Harris. Mr. Harris was appointed to the Compensation and Leadership Development Committee in 2011. The composition of our Compensation and Leadership Development Committee meets the requirements for independence under the current NYSE rules and each member is an outside director under the applicable rules and regulations of the Internal Revenue Service. When the Compensation Committee updated its charter to reflect its role in management development and succession planning it felt it was appropriate to change the name to “Compensation and Leadership Development Committee.”

The purpose of our Compensation and Leadership Development Committee is to discharge the responsibilities of our Board relating to the compensation of our executive officers. Our Board adopted a charter for our Compensation and Leadership Development Committee. Our Compensation and Leadership Development Committee, among other things:

•	reviews and approves the compensation of our executive officers;

•	administers our compensation and equity plans;

•	reviews the succession plan and leadership development activities for senior management;

•	reviews any major compensation-related risk exposures;

•	reviews and makes recommendations to our Board with respect to incentive compensation and equity plans; and

•	establishes and reviews general policies relating to the compensation and benefits of our employees.

During 2010, the Compensation and Leadership Development Committee met in person or by telephone 18 times.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee is comprised of Ms. Nelson, who is the chair of the committee and Mr. McGlashan. The composition of our Nominating and Corporate Governance Committee meets the requirements for independence under the current NYSE rules and SEC rules and regulations. Our Board adopted a charter for our Nominating and Corporate Governance Committee. Our Nominating and Corporate Governance Committee, among other things:

•	identifies, evaluates and recommends nominees to our Board and committees of our Board;

•	searches for appropriate directors;

•	evaluates the performance of our Board and the committees;

•	reviews with management our program for monitoring applicable legal and regulatory requirements and legal compliance and risk exposures;

•	considers and makes recommendations to our Board regarding the composition of our Board and its committees;

•	reviews related party transactions and proposed waivers of our code of conduct;

•	reviews developments in corporate governance practices; and

•	evaluates the adequacy of our corporate governance practices and reporting.

During 2010, the Nominating and Corporate Governance Committee met in person or by telephone 14 times.

Mergers and Acquisitions Committee

The Mergers and Acquisitions Committee reviews acquisition and investment strategies and opportunities with management and also makes recommendations to the Board. During 2010, the Mergers and Acquisition Committee met six times.

Board Leadership Structure

The Board has determined that having an independent director serve as Chairman of the Board is in our best interests and those of our stockholders. Mr. Burgum serves as our Chairman of the Board and presides over meetings of the stockholders, the Board and the non-executive members of our Board and holds such other powers and carries out such other duties as are customarily carried out by the Chairman of our Board. Mr. Burgum is also a member of our Compensation and Leadership Development Committee. We believe this structure ensures a greater role for the independent directors in the oversight of our company and active participation of the independent directors in setting agendas and establishing priorities and procedures for the work of the Board. Generally, every regular meeting of our Board includes a meeting of our independent directors without management present.

Risk Management

The Board is actively involved in oversight of risks that could affect the Company. This oversight is conducted primarily through the Nominating and Corporate Governance Committee, with the Audit Committee also involved in the oversight of risk as it relates to our financial reporting and internal controls and the Compensation and Leadership Development Committee also involved in the oversight of risk as it relates to our compensation policies. However, the full Board has retained responsibility for general oversight of risks. The Board satisfies this responsibility through reports by each committee chair regarding the committee’s considerations and actions, as well as through regular reports directly from the members of management that are responsible for oversight of risk in various operational areas throughout our company.

Stockholder Communications

Any securityholder of SuccessFactors wishing to communicate with the Board may write to the Board at Board of Directors, c/o SuccessFactors, 1500 Fashion Island Blvd., Suite 300, San Mateo, California 94404. An employee of SuccessFactors, under the supervision of the Chairman of the Board, will forward these letters directly to the Board. Stockholders may indicate in their letters if their communication is intended to be provided to certain director(s) only.

Policy Regarding Stockholder Nominations

The Nominating and Corporate Governance Committee will consider stockholder recommendations for director candidates. The Nominating and Corporate Governance Committee has established the following procedure for stockholders to submit director nominee recommendations:

•

If a stockholder would like to recommend a director candidate for the next annual meeting, he or she must submit the recommendations by mail to SuccessFactors’ Corporate Secretary at SuccessFactors’ principal executive offices, no later than the 120th calendar day before the date that SuccessFactors mails its proxy statement to stockholders in connection with the previous year’s annual meeting.

•

Recommendations for candidates must be accompanied by personal information of the candidate, including a list of the candidate’s references, the candidate’s resume or curriculum vitae and such other information as determined by SuccessFactors’ Corporate Secretary and as would be necessary to satisfy SEC rules and SuccessFactors’ Bylaws, together with a letter signed by the proposed candidate consenting to serve on the Board if nominated and elected.

The Nominating and Corporate Governance Committee will consider nominees based on SuccessFactors’ need to fill vacancies or to expand the Board, and also considers SuccessFactors’ need to fill particular roles on the Board or committees thereof, such as independent director, or Audit Committee financial expert. Other factors the Nominating and Corporate Governance Committee will consider in any such evaluation include:

•	the appropriate size of the Board and its committees;

•	the perceived needs of the Board for particular skills, background, and business experience;

•

the relevant skills, background, reputation, and business experience of nominees compared to the skills, background, reputation, and business experience already possessed by other members of the Board;

•	nominees’ independence from management;

•	applicable regulatory and listing requirements, including independence requirements and legal considerations, such as antitrust compliance;

•	the benefits of a constructive working relationship among directors; and

•	the desire to balance the considerable benefit of continuity with the periodic injection of the fresh perspective provided by new members.

The Nominating and Corporate Governance Committee does not have a formal policy with respect to diversity; however, the Board and the Nominating and Corporate Governance Committee believe that it is essential that the Board members represent diverse viewpoints. The Nominating and Corporate Governance Committee’s goal is to assemble a Board that brings to our company a variety of perspectives and skills derived from high quality business and professional experience. Directors should possess the highest personal and professional ethics, integrity, and values, and be committed to representing the best interests of our stockholders. They must also have an inquisitive and objective perspective and mature judgment. Director candidates must have sufficient time available in the judgment of the Nominating and Corporate Governance Committee to perform all Board and committee responsibilities. The Nominating and Corporate Governance Committee will also focus on issues of diversity, such as diversity of gender, race and national origin, education, professional experience and differences in viewpoints and skills. Board members are expected to prepare for, attend, and participate in all Board and applicable committee meetings.

Other than the foregoing, there are no stated minimum criteria for director nominees, although the Nominating and Corporate Governance Committee may also consider such other factors as it may deem, from time to time, are in the best interests of SuccessFactors and its stockholders.

Compensation Committee Interlocks and Insider Participation

None of the members of the Compensation and Leadership Development Committee has at any time during the last fiscal year ever been an officer or employee of our company or any of its subsidiaries, and none have had any relationships with our company of the type that is required to be disclosed under Item 404 of Regulation S-K. None of our executive officers has served as a member of the Board, or as a member of the compensation or similar committee, of any entity that has one or more executive officers who served on our Board or Compensation and Leadership Development Committee during 2010.

STOCK OWNERSHIP OF MANAGEMENT AND BENEFICIAL OWNERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of December 12, 2011, for:

•	each person who we know beneficially owns more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table or footnotes below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership is based on 84,873,442 shares of common stock outstanding at December 12, 2011. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares of common stock subject to stock options, warrants or other convertible securities held by that person or entity that are currently exercisable or exercisable within 60 days of December 12, 2011. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o SuccessFactors, Inc., 1500 Fashion Island Blvd., Suite 300, San Mateo, California 94404.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage
Directors and Named Executive Officers:
Lars Dalgaard(1)	1,396,203	1.6%
Bruce C. Felt, Jr.(2)	74,434	*
Doug Dennerline(3)	96,875	*
Jeffrey W. Diana(4)	35,209	*
Hillary Smith(5)	8,125	*
Douglas J. Burgum(6)	235,444	*
Eric C.W. Dunn(7)	79,149	*
William H. Harris, Jr.(8)	12,945	*
William E. McGlashan, Jr.(7)	50,444	*
Elizabeth A. Nelson(6)	120,444	*
All executive officers and directors as a group (14 persons)(9)	3,096,642	3.6%
5% Stockholders:
FMR LLC(10)	11,393,150	13.4%

*	Less than 1%.
(1)	Includes 1,251,236 shares subject to stock options that are exercisable within 60 days of December 12, 2011 and 33,333 shares subject to RSUs that will vest within 60 days of December 12, 2011.
(2)	Includes 74,334 shares subject to a stock option that is exercisable within 60 days of December 12, 2011, of which, if the stock option is exercised, 721 shares would be subject to vesting and a right of repurchase in our favor upon Mr. Felt’s cessation of service prior to vesting.
(3)	Includes 71,875 shares subject to stock options that are exercisable within 60 days of December 12, 2011.
(4)	Includes 18,959 shares subject to stock options that are exercisable within 60 days of December 12, 2011 and 16,250 shares subject to RSUs that will vest within 60 days of December 12, 2011.
(5)	Includes 8,125 shares subject to stock options that are exercisable within 60 days of December 12, 2011.
(6)	Includes 78,922 shares subject to stock options that are exercisable within 60 days of December 12, 2011.
(7)	Includes 48,922 shares subject to stock options that are exercisable within 60 days of December 12, 2011.
(8)	Includes 9,505 shares subject to stock options that are exercisable within 60 days of December 12, 2011 and 479 shares subject to RSUs that will vest within 60 days of December 12, 2011.
(9)	Includes (i) 2,272,481 shares subject to stock options that are exercisable within 60 days of December 12, 2011, of which, if the stock options are exercised, 721 shares would be subject to vesting and a right of repurchase in our favor, and (ii) 50,062 shares subject to RSUs that will vest within 60 days of December 12, 2011.
(10)

Based solely on information provided by FMR LLC in its Schedule 13G/A filed with the Securities and Exchange Commission on February 14, 2011. The address of FMR LLC is 82 Devonshire Street, Boston, MA, 02109. Fidelity Management & Research Company (“Fidelity”), a wholly-owned subsidiary of FMR LLC, is the beneficial owner of 11,393,150 shares as a result of acting as investment adviser to various investment companies. The ownership of one investment company, Fidelity Growth Company Fund, amounted to 7,593,186 shares. Fidelity Growth Company Fund has its principal business office at 82 Devonshire Street, Boston, Massachusetts 02109. Edward C. Johnson 3d and FMR LLC, through its control of Fidelity, and the funds each has sole power to dispose of the 10,967,104 shares owned by the Funds. Members of the family of Edward C. Johnson 3d, Chairman of FMR LLC, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B stockholders have entered into a stockholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the stockholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Edward C. Johnson 3d, Chairman of FMR LLC, has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds’ Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds’ Boards of Trustees. Pyramis Global Advisors Trust Company (“PGATC”), 53 State Street, Boston, Massachusetts, 02109, an indirect wholly-owned subsidiary of FMR LLC and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 8,300 shares of the outstanding common stock as a result of its serving as investment manager of institutional accounts owning such shares. Edward C. Johnson 3d and FMR LLC, through its control of Pyramis Global Advisors Trust Company, each has sole dispositive power over 8,300 shares and sole power to vote or to direct the voting of 0 shares of Common Stock owned by the institutional accounts managed by PGATC as described above. FIL Limited (“FIL”), Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda, and various foreign-based subsidiaries provide investment advisory and management services to a number of non-U.S. investment companies and certain institutional investors. FIL, which is a qualified institution under section 240.13d-1(b)(1)(ii), is the beneficial owner of 417,746 shares of our common stock.

There are no material proceedings in which any officer or director of the Company or person who owns more than 5% of our common stock is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company.

EXECUTIVE OFFICERS

Executive Officer Biographical Information

The following table provides information regarding our executive officers and key employees as of December 12, 2011.

Officer	Age	Position
Lars Dalgaard	44	Chief Executive Officer

Doug Dennerline	53	President

Bruce C. Felt, Jr.	53	Chief Financial Officer

Luen Au	37	Chief Technology Officer

Jeffrey W. Diana	40	Chief People Officer

James B. Larson	52	Vice President of Field Operations

Hillary B. Smith	45	General Counsel

Kara Wilson	42	Chief Marketing Officer

Paul Sparta	48	Chief Integration Officer

Lars Dalgaard founded SuccessFactors in May 2001 and has served as a director and our President (until November 2010 when Doug Dennerline joined) and Chief Executive Officer since May 2001. From 1994 to 1998, Mr. Dalgaard served in various general management positions at Unilever N.V., a global packaged consumer and industrial goods company, in the Netherlands, Germany and Denmark. From 1991 until 1993, Mr. Dalgaard held various positions at Novartis (formerly known as Sandoz), a pharmaceutical company, including Sales Representative, Product Manager and Corporate Finance Controller, in the United States and Switzerland. Mr. Dalgaard currently serves on the board of directors of the GLIDE Foundation. Mr. Dalgaard holds a B.A. from Copenhagen Business School, Denmark and an M.S. from Stanford University Graduate School of Business as a Sloan Fellow.

Doug Dennerline has served as our President since November 2010. From August 2009 to May 2010, Mr. Dennerline served as Executive Vice President of Enterprise Sales, Americas and EMEA for Salesforce.com, Inc., an on-demand customer relationship management company. Prior to Salesforce.com, from 1998 to August 2009, Mr. Dennerline served in various capacities at Cisco Systems, Inc., a networking company, most recently as Senior Vice President and General Manager of the Collaboration Software Group. Prior to joining Cisco, Mr. Dennerline worked in various sales and operations positions at 3Com Corporation, Global Village Communications Inc. and Hewlett-Packard Company. Mr. Dennerline holds a B.S. in Business Administration from Arizona State University.

Bruce C. Felt, Jr. has served as our Chief Financial Officer since October 2006. From February 2005 through August 2006, Mr. Felt served as Chief Financial Officer of LANDesk Software, Inc., a security and systems management software company. Subsequent to LANDesk’s acquisition by Avocent Corp. in August 2006, Mr. Felt was retained by Avocent through February 2007 to assist with transitional matters. From April 1999 to February 2005, Mr. Felt served as Chief Financial Officer of Integral Development Corporation, an on-demand software company. Mr. Felt holds a B.S. in accounting from the University of South Carolina and an M.B.A. from Stanford University Graduate School of Business.

Luen Au has served as our Chief Technology Officer since February 2009 and was our Vice President, Engineering since September 2006. From May 2001 to September 2006, Mr. Au served in a number of engineering roles at SuccessFactors, including Director of Engineering and Senior Director of Engineering. Mr. Au holds a B.A. in computer science from the University of California, Berkeley.

Jeffrey W. Diana has served as our Chief People Officer since December 2010. From September 2009 to December 2010, Mr. Diana served in a consultant capacity as the Head of Business Development and Operations at Protrainer Choice International, a medical devices company. From October 2008 to April 2009, Mr. Diana was Chief Human Resources Officer at Expedia, Inc., an online travel company and from December 2006 to September 2008 Mr. Diana was Chief Human Resources Officer at Safeco Insurance Company. From August 2005 to December 2006, Mr. Diana held various human resources leadership roles at Microsoft Corporation and from May 2000 to August 2005, he held various human resources leadership roles at General Electric Company. Mr. Diana holds a B.A. in American studies from Tufts University and an M.A. in sociology from University of South Carolina.

James B. Larson has served as our Vice President of Field Operations since November 2010, Vice President of Global Enterprise and Mega Sales from May 2010 to November 2010 and Vice President of Global Enterprise Sales from September 2007 to May 2010. From June 2000 to January 2007, Mr. Larson served in various positions at Mercury Interactive Corporation, an enterprise software company, most recently as Senior Vice President of Worldwide Field Operations, including following the acquisition of Mercury Interactive by Hewlett-Packard Company. Prior to Mercury Interactive, Mr. Larson held various sales and management positions at various technology companies, including Siebel Systems, Inc. and Oracle Corporation. Mr. Larson holds a B.A. in economics from Harvard College and an M.B.A. from the Anderson School of Management at the University of California, Los Angeles.

Hillary B. Smith has served as our General Counsel since May 2010. From July 2007 to May 2010, Ms. Smith was Associate General Counsel at Yahoo! Inc., an Internet search company, and was the General Counsel of Right Media, an online exchange platform that was acquired by Yahoo! in July 2007, from January 2007 to May 2010. From March 2000 to September 2005, Ms. Smith was at DoubleClick, Inc., an Internet advertising company, initially as Deputy General Counsel and then as the Senior Vice President, General Counsel and Corporate Secretary. Before joining DoubleClick, Ms. Smith was at Paul Weiss Rifkind Wharton & Garrison following a clerkship with the Honorable Frederic Bloch in the U.S. District Court for the Eastern District of New York. Ms. Smith holds a B.A. in History from Montana State University and a J.D. from Cornell Law School.

Kara Wilson has served as our Chief Marketing Officer since August 2011. From 2008 to 2011, Ms. Wilson served as Vice President of Collaboration Solutions Marketing at Cisco Systems, an Internet Protocol-based products and information technology company. From 2005 to 2008, Ms. Wilson served as Chief Marketing Officer for Network General, a software-based fault and performance solutions company. From 1997 to 2005, Ms. Wilson served as Group Vice President of Corporate Communications for PeopleSoft, an enterprise application software company. From 1993 to 1996, Ms. Wilson served as Senior Manager of product marketing for Sybase, an enterprise and mobile software company, and from 1989 to 1992, Ms. Wilson served as a Senior Associate in Business Consulting for Arthur Andersen, an accounting firm. Ms. Wilson holds a B.A. in Political Economy of Industrialized Societies from the University of California, Berkeley.

Paul Sparta has served as our Chief Integration Officer since August 2011. Mr. Sparta served as Chairman and Chief Executive Officer of Plateau Systems, a provider of talent management systems from January 1996 to August 2011, when we acquired Plateau. From March 1993 to December 1995, Mr. Sparta served as Director of Training Systems for MRJ, Inc., a software and systems consulting company, subsequently acquired by General Dynamics Corp. From March 1989 to March 1993, Mr. Sparta served as Director of Instructional Systems at General Physics Corporation, a company that provides training and consulting services, and from March 1981 to January 1989, Mr. Sparta served in the United States Navy. Mr. Sparta holds a B.S. in Occupational and Technical Education from Southern Illinois University, and an M.A. in Slavic and East European Studies from Florida State University.

Compensation Discussion Analysis

The following discussion and analysis of compensation arrangements for our named executive officers should be read together with the compensation tables and related disclosures set forth below. This discussion contains forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. The actual amounts and forms of compensation and the compensation programs that we adopt may differ materially from currently planned programs as summarized in this discussion.

This section discusses the principles underlying our executive compensation policies and decisions as well as the most important factors relevant to an analysis of these policies and decisions. It provides qualitative information regarding the manner and context in which compensation is awarded to and earned by our named executive officers and places in perspective the data presented in the tables and narrative that follow.

This Compensation Discussion and Analysis provides information regarding the 2010 compensation for our named executive officers for 2010, who are:

•	Lars Dalgaard, Chief Executive Officer (the “CEO”) and Company Founder;

•	Doug Dennerline, President, hired in November 2010;

•	Bruce C. Felt, Jr., Chief Financial Officer;

•	Jeffrey W. Diana, Chief People Officer, hired in December 2010; and

•	Hillary B. Smith, General Counsel, hired in May 2010.

Our executive compensation program is designed to attract individuals with the skills necessary to grow our business, reward those individuals fairly over time, retain those individuals who continue to perform above the levels that we expect and strongly align the compensation of those individuals with the performance of our company on both a short-term and long-term basis. Our overall compensation philosophy is centered on driving superior performance from our executive officers. As a result, if our executive officers perform exceptionally well, their overall compensation will be at the high end of the total compensation paid by companies we view as comparable to us. The Compensation and Leadership Development Committee’s philosophy is to make a substantial portion of an executive officer’s total compensation performance-based, so that the executive officer will be rewarded through bonuses and equity if we perform well in the near term and over time. We also believe that, for technology companies, stock-based compensation is the primary motivator in attracting employees, rather than cash compensation.

Our executive officers’ compensation has three primary components – base compensation or salary, annual cash bonuses and equity awards. We view these components of compensation as related when reviewing the total compensation packages of our executive officers. We determine the appropriate level for each compensation component based in part, but not exclusively, on information from analysis of peer group companies, third-party compensation surveys, our view of internal equity and consistency and overall company and individual performance. Except as described below, our Compensation and Leadership Development Committee has not adopted any formal or informal policies or guidelines for determining how compensation is allocated between long-term and currently paid-out compensation, between cash and non-cash compensation or among different forms of non-cash compensation.

Role of the Compensation and Leadership Development Committee

Our Compensation and Leadership Development Committee annually reviews and, in the case of our executive officers other than the CEO, approves of our executive officers’ overall compensation to determine whether their compensation provides adequate incentives and motivates them to achieve superior performance and whether our executive officers are compensated adequately relative to comparable officers in other companies with whom we compete for executives. The Compensation and Leadership Development Committee reviews and makes recommendations to the Board regarding CEO compensation. The committee reviews cash compensation in addition to equity grant practices, which includes both near term value delivered and a review of the retentive value of past equity awards.

The Compensation and Leadership Development Committee meetings typically have included, for all or a portion of each meeting, not only the committee members, but also our Chief Executive Officer, Chief Financial Officer, Chief People Officer, General Counsel and the Vice President of Compensation and Benefits to provide their perspectives on the competitive landscape, the needs of the business, information regarding company performance, and technical advice.

Role of Executive Officers and Consultants in Compensation Decisions

While the committee determines the overall compensation of the executive officers other than the CEO (whose compensation is determined by the Board), the committee typically considers performance and pay recommendations from our CEO and a compensation consultant. The performance recommendations provided by our CEO are used in part to determine the individual portion of the annual bonus, positioning of future target bonus percentage amounts, and equity award recommendations.

Compensation and Leadership Development Committee Consultant

For 2010, our Compensation and Leadership Development Committee continued to retain Frederic W. Cook & Co., Inc. (“FWC”) to assist it in setting compensation for our executive officers. The Compensation and Leadership Development Committee also consulted with FWC at various times in 2010 for executive compensation matters.

FWC completed an independent review of the named executive officers’ compensation focusing on: reasonableness compared to the peer group pay practices, changing business requirements and internal equity and consistency. The analysis covered base pay, annual bonus target amounts and long-term incentives. We targeted compensation levels for executives with similar roles at comparable software companies as follows:

•	Base Salary—positioned between median and the 75th percentile;

•	Cash Compensation—positioned at the 75th percentile with opportunity to achieve the 90th percentile for significantly exceeding performance goals; and

•	Long-term Incentive Compensation—positioned at the 75th percentile with opportunity to achieve the 90th percentile for significantly exceeding performance goals.

Peer Group Review

We and FWC adjusted the 19 member peer group of public software and services companies for 2010 to account for our significant increase in market capitalization and revenue growth. For 2010, several companies were removed from our peer group as detailed in the table below.

Companies Removed from Peer Group
Market Cap<$300M	Market Cap to Revenue Ratio<1.5	Acquired by Other Entities
Chordiant Software	Infogroup	Gevity HR
DemandTec	S1 Corp	Secure Computing
Falconstar		Vignette
Internet Capital Group
Openwave Systems
Techtarget

To select peer companies of comparable size and growth prospects FWC looked at “application software” and “systems software” companies with market capitalizations between $750 million and $2.5 billion, as our market capitalization had increased substantially, and with market capitalization to revenue ratios of greater than 3.5.

This resulted in the addition of seven companies to the peer group for 2010: Advent Software, Commvault Systems, Concur Technologies, Informatica Corp, Pegasystems, Solera Holdings, and Taleo Corporation. Based on these changes, the peer group for 2010 compensation analysis consisted of:

Advent Software	EPIQ Systems	Solera Holdings

Ariba	Information Corp	Taleo Corporation

Commvault Systems	JDA Software Group	Ultimate Software

comScore	NetSuite	Vocus

Constant Contact	Pegasystems	Websense

Concur Technologies	RightNow

Digital River

FWC provided the committee with additional competitive market data, using the Radford Technology Survey, covering general technology companies with annual revenue between $200 million and $1 billion, as we believed these companies most closely matched our company in terms of size and industry type. We believe that this survey is a commonly-used resource for technology companies in our geographic area. While we were at the low end of the revenue range for this category, many companies did not experience the same high growth that we did during the past three years.

Base Compensation

We fix base compensation for our executive officers at a level that we believe enables us to hire and retain them in a competitive environment and reward them for satisfactory individual performance and contribution to our overall business goals. Base salaries and target bonus incentives are typically set in the first quarter of the year for our named executive officers and CEO.

For 2010, the Board elected to increase Mr. Dalgaard’s annual base salary rate 20%, from $450,000 to $540,000, to position his base compensation between the median and 75th percentile of CEOs in the 2010 peer group. For 2010, other named executive officers received salary increases averaging 9.1%, which positioned our named executive officers at the median of the 2010 peer group. The salary increases were recommended to maintain our targeted positioning relative to peer companies. We also noted that there were no changes to salaries from 2009 due to a company-wide freeze and the 2010 peer group data for comparable positions increased year-over-year, mainly attributable to the changes in the peer group composition to better reflect our size and growth potential.

Cash Bonuses

We utilize cash bonuses to reward performance achievements in the current year, while also taking into account performance against our longer-term strategic goals. The bonuses for our executive officers are intended to provide a level of total compensation that is competitive, when performance is satisfactory. The bonuses are intended to be at the high end of total compensation paid by other companies when the executive officers significantly exceed their performance objectives. For 2010, the bonus targets were:

Named Executive Officer	Percentage of Base Salary
Lars Dalgaard	100
Doug Dennerline	100
Bruce C. Felt, Jr.	75
Jeffrey W. Diana	75
Hillary B. Smith	60

These target bonus percentages were not changed from 2009 for Mr. Dalgaard and Mr. Felt. The target bonus percentages for the other named executive officers were established as part of the negotiation of their employment offers as they were hired during 2010 and were also based on review of peer group data to determine the reasonableness of the target percentage. The 2010 bonus for each of our named executive officers, including the CEO, was based on our corporate bonus plan. Each employee who is not subject to a specific sales commission plan receives a portion of this bonus pool, based on the employee’s level in our organization and his or her individual performance for that period.

Individual performance is generally assessed through our Goal Management and Performance Management software modules as part of our compensation process, primarily to help track performance against goals, to align the goals of our executive officers with the overall goals of our company and to measure competencies. We believe these tools are useful for aiding in compensation decisions, particularly because we use them to evaluate how all of our employees perform against individual and company goals, as well as to track the skill competencies of our entire employee base.

For 2010, the Company-wide bonus pool’s target funding was 50% based on achievement of specified annual financial goals and 50% based on achievement of specified quarterly financial goals. The annual component can exceed this funding target in the event of over performance. The annual goal components were as follows: (1) 50% based on achievement of a total bookings target, and (2) 50% annual operating profit calculated other than by reference to generally accepted accounting principles as applied in the United States (“GAAP”). Non-GAAP operating profit is calculated by adjusting our GAAP operating loss with the following items: future cash consideration payable in connection with our acquisition of InfoHRM Pty Ltd. (“InfoHRM”), stock-based compensation expense, amortization of intangibles, mergers and acquisition integration costs, and revaluation of contingent consideration. Each quarterly period accounted for 12.5% of the annual bonus pool target, with 50% of each quarterly component weighted to a specified level of bookings achievement and 50% based on non-GAAP operating profit for the quarter. The amount actually funded for achievement of corporate goals was based on a sliding scale.

Quarterly Total Bookings Goals (dollars in millions)

	Threshold	Target	Maximum	Achievement
Bonus payout multiplier	80%	100%	150%
Q1 Goals	$41.2	$46.4	$51.4	$48.1
Q2 Goals	44.4	50.1	55.5	52.7
Q3 Goals(1)	57.8	64.5	70.9	65.9
Q4 Goals(1)	75.8	84.2	92.3	88.5

Quarterly Non-GAAP Operating Profit Goals (dollars in millions)

	Threshold	Target	Maximum	Achievement
Bonus payout multiplier	80%	100%	150%
Q1 Goals(2)	$0.9	$1.4	$2.6	$1.7
Q2 Goals(2)	2.6	3.5	4.3	3.0
Q3 Goals	0.0	1.0	2.0	0.1
Q4 Goals	0.0	1.6	3.7	0.4

(1)	Q3 and Q4 targets were adjusted to reflect incremental bookings from our acquisitions of InforHRM and CubeTree, Inc., as described in more detail in Note 3 to the Notes to Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2010.
(2)	Q1 and Q2 targets were adjusted to reflect our adoption of EITF 08-01 (ASU 2009-13), as described in more detail in Note 15 to the Notes to Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2010.

The following table shows the components of bonus related to achievement of quarterly targets:

	Corporate Performance % of Target	Lars Dalgaard	Bruce C. Felt, Jr.	Doug Dennerline	Jeffrey W. Diana	Hillary B. Smith
Q1	133%	$67,500.00	$28,125.00	N/A	N/A	N/A
Q2	100	67,500.00	28,125.00	N/A	N/A	$10,090.38	*
Q3	96.1	64,867.50	27,028.13	N/A	N/A	19,099.88
Q4	106	67,500.00	28,125.00	N/A	N/A	19,875.00

		$267,367.50	$111,403.13	0.00	0.00	$49,065.26

*	Represents a pro-rata portion of Ms. Smith’s bonus based on her time of service during Q2 2010.

The percentage cash payment is based on the total percentage achievement of both metrics and payments for the quarterly portions of the bonus are capped at 100% and excess funding is carried over for payment with the annual component, subject to individual performance.

Annual Goals

	Threshold	Target	Maximum	Achievement	Weighting
Annual Total Bookings (millions)	$219.2	$245.2	$270.2	$255.2	50%
Multiplier	80%	100%	150%
Annual Non-GAAP Operating Profit (millions)	$3.5	$6.5	$11.5	$5.1	50%
Multiplier	80%	100%	150%

For 2010, the annual component of the company-wide bonus pool was funded at 105.8%, but with quarterly excess carried over, the total funding resulted in 113.8%. The Compensation and Leadership Development Committee determined that actual bonus payouts for annual goals should not be based solely on the achievement of corporate objectives but rather should have an individual performance element as well. Bonus amounts payable upon achievement of the annual corporate objectives are then further adjusted based on the performance rating of the executive officer and the Compensation and Leadership Development Committee’s (or, in the case of the CEO, the Board’s) overall subjective assessment of their individual performance. Accordingly, the actual annual component of the bonus paid to each named executive officer was based on the named executive officer’s overall individual performance assessment determined by our CEO and approved by the Compensation and Leadership Development Committee, in the case of the named executive officers other than Mr. Dalgaard, or determined by the Board, in the case of Mr. Dalgaard.

The following table sets forth the total bonus earned by the named executive officers for 2010:

Named Executive Officer	Corporate Component Paid Quarterly	Performance Component Paid Annually	Total
Lars Dalgaard	$267,368	$405,000	$672,368
Bruce C. Felt, Jr.	111,403	140,000	251,403
Doug Dennerline	—	—	0
Jeffrey W. Diana	—	—	0
Hillary B. Smith	49,065	49,840	98,905	*

*	Represents a pro-rata portion of Ms. Smith’s bonus based on her time of service during 2010.

Mr. Dalgaard was awarded an annual component of 150% due to the Compensation and Leadership Development Committee’s and Board’s view that he demonstrated superior performance in 2010. The Compensation and Leadership Development Committee sets high-level goals when considering Mr. Dalgaard’s performance. These factors included company revenue growth, customer retention, new bookings, other financial metrics, strategic initiatives, management team leadership, customer feedback and cultural objectives. Mr. Dalgaard completed a self-assessment against his goals identified for 2010. Concurrently, our Compensation and Leadership Development Committee consultants and our Chief People Officer conducted in-depth interviews with members of the Board and Mr. Dalgaard’s direct reports.

Mr. Felt was awarded approximately 124% of his eligible bonus target. Mr. Felt received an individual performance rating at our highest level based on a superior year overseeing the integration of three acquisitions, his role in maintaining our cash balances, and providing general financial oversight. Ms. Smith’s performance multiplier was 100% due to her satisfactory performance on the many tasks and responsibilities in building the legal organization, and recognizing her short tenure with the company (approximately 7 months).

Messrs. Dennerline and Diana were not eligible for any quarterly payout or annual component payout because their hire dates were after October 1, 2010.

Mr. Dalgaard, Mr. Felt, and Ms. Smith elected to receive all of their bonus for 2010 that had not been paid in 2010 in the form of fully-vested RSUs. The number of RSUs issued was based on the value of our common stock on the date of issuance.

Additional Bonuses

Mr. Dennerline received a sign-on bonus of $200,000, which is subject to forfeiture if he voluntarily leaves prior to the one-year anniversary of his employment. Mr. Diana received a sign on bonus of $100,000 and will receive additional bonuses of up to $400,000 when he relocates to the San Francisco Bay area. Mr. Diana’s bonus was intended to attract him to leave his current location in Seattle and to compensate him for costs of selling his house and relocating. For a further description of these awards, see “– Employment and Change of Control Arrangements—Employment Arrangements.”

Ms. Smith received an additional discretionary bonus of $20,160 in recognition of her efforts to build the legal organization and legal compliance processes given the resources available to accomplish the objective.

Long-Term Incentive Awards

We utilize stock options and RSUs to ensure that our executive officers have a continuing stake in our long-term success. Because our executive officers are awarded stock options with an exercise price equal to the fair market value of our common stock on the date of grant, these stock options will have value to our executive officers only if the value of our common stock increases after the date of grant. The RSUs vest over a four year time period, with 25% of the RSU vesting on each one-year anniversary of the date of grant. In 2009, we targeted a mix between stock options and RSUs but for 2010 we delivered approximately 2/3 of the grant date value in RSUs and 1/3 of the grant date value in the form of stock options. We intend to continue to place a greater emphasis on RSUs in the future.

The authority to make stock option and RSU grants to executive officers rests with our Compensation and Leadership Development Committee. In determining the size of stock option and RSU grants to executive officers, our Compensation and Leadership Development Committee considers our overall performance. The Compensation and Leadership Development Committee also considers individual performance of the executive officers, which is based largely on the determination of our CEO as to whether the individual is performing at a level necessary to improve our overall performance. However, specific grant decisions to officers that are performing well are also based in large part on the extent to which these officers are currently vested in their equity ownership.

We do not have any program, plan or obligation that requires us to grant equity compensation on specified dates and we have not coordinated our equity grants with the release of material non-public information. We may implement policies of this nature in the future, but we have no current plans to do so.

As part of our annual compensation review, in March 2010, the Compensation and Leadership Development Committee reviewed the equity position of each of our executive officers, including the level of vesting and amounts realizable and at various assumed stock prices. These grants were positioned between the 75th and 90th percentile of the peer group. The size of the grants for Messrs. Dennerline and Diana and Ms. Smith were determined based on our negotiation with them of their initial employment terms, which also took into account their equity awards at their then current employers as well as considering reasonable ranges for comparable positions at peer group companies.

Accordingly, the following named executive officers received the following equity awards in 2010:

Named Executive Officer	Option Shares	RSUs
Lars Dalgaard	100,000	100,000
Bruce C. Felt, Jr.	70,000	70,000
Doug Dennerline	150,000	100,000
Jeffrey W. Diana	65,000	65,000
Hillary B. Smith	65,000	65,000

Mr. Dalgaard was granted fewer equity awards in 2010 than in 2009; however, the grant date value approximates the 75th percentile of the 2010 peer group companies. The reduced number of shares was also a function of the significant increase in stock price from 2009 to 2010. Mr. Felt’s grants represented a larger-than normal grant in order to increase the amount of unvested equity value he had in 2010 and to recognize his strong performance and expected future contributions.

See “—Executive Stock Ownership” for a description of our recently enacted equity ownership guidelines.

Severance and Change of Control Payments

As described below under “– Employment and Change of Control Arrangements,” our named executive officers are entitled to receive specified severance payments and/or accelerated vesting of stock options, restricted stock units or unvested stock if their employment is terminated without “cause” by us or an acquiring company (or by the executive officer for “good reason”) following a change of control. We believe that the severance payments and equity acceleration upon a termination of employment without “cause” or their termination of employment for “good reason” for these named executive officers were necessary in order to provide them with assurance that if their at-will employment with us were to be terminated without cause, they would be compensated at a sufficient level in order to ensure they could transition to another company and to induce them to initially accept employment with us. We also believed based on our general experience that severance provisions such as these are relatively common for chief executive officers and chief financial officers of high-technology companies. We also believe that the larger severance packages resulting from terminations related to change of control transactions would provide an incentive for these executive officers to successfully execute such a transaction from its early stages until closing, which we believe will ultimately benefit our stockholders.

Other Benefits

Our executive officers are eligible to participate in all of our employee benefit plans, such as medical, dental, vision and our 401(k) Plan, in each case on the same basis as our other employees. We also provide vacation and other paid holidays to all employees, including our executive officers, which we believe are comparable to those provided in the Silicon Valley area.

We account for equity compensation paid to our employees on grant date under ASC 718, based on the fair market value of the award and recognize expense over the requisite service period. Our cash compensation is recorded as an expense at the time the obligation is accrued. If we become profitable, we will receive a tax deduction for the compensation expense. We structure cash bonus compensation so that it is taxable to our employees at the time it becomes available to them. We currently intend that all cash compensation paid to our employees will be tax deductible for us. However, with respect to equity compensation awards, while any gain recognized by employees from nonqualified stock options should be deductible, to the extent a stock option constitutes an incentive stock option, gain recognized by the employees will only be deductible if there is a disqualifying disposition by the employee. In addition, if we grant restricted stock or restricted stock unit awards that are not subject to performance vesting, they may not be fully deductible by us at the time the award is otherwise taxable to employees.

Executive Compensation Tables

The following table presents compensation information for 2010, 2009 and 2008 paid to or accrued for our Chief Executive Officer, Chief Financial Officer and each of our three other most highly compensated executive officers whose total compensation for 2010 were more than $100,000. We refer to these individuals as our “named executive officers.”

Summary Compensation Table

Name and Principal Position	Year	Salary	Bonus(1)	Stock Awards(2)	Option Awards(3)	Non-Equity Incentive Plan Compensation(4)	All Other Compensation(5)	Total
Lars Dalgaard Chief Executive Officer	2010	$517,500	$—	$2,022,000	$1,056,510	$672,368	$43,268	$4,311,646
	2009	416,250	—	1,022,200	822,090	537,941	120,276	2,918,757
	2008	450,000	—	—	—	180,000	—	630,000

Doug Dennerline(6) President	2010	56,154	200,000	2,863,000	2,059,995	—	—	5,179,149

Bruce C. Felt, Jr. Chief Financial Officer	2010	293,750	—	1,415,400	739,557	251,403	6,611	2,706,721
	2009	254,375	—	153,330	274,030	179,132	14,411	875,278
	2008	266,875	—	—	244,020	66,000	—	576,895

Jeffrey W. Diana(7) Chief People Officer	2010	21,731	100,000	1,929,200	925,405	—	—	2,976,336

Hillary B. Smith(8) General Counsel	2010	165,625	20,160	1,495,650	754,553	98,905	—	2,534,893

(1)	As part of their initial negotiated employment offers, Messrs. Dennerline and Diana received an additional cash payment. For Ms. Smith, this amount represents a discretionary bonus paid for 2010.
(2)	Stock awards consist solely of restricted stock units. Amounts shown do not reflect compensation actually received by the Named Executive Officers. Instead, the amount shown represents the grant date fair value of stock awards computed in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 718, “Compensation—Stock Compensation,” (“FASB ASC Topic 718”) utilizing the assumptions discussed in Note 8 of the Notes to Consolidated Financial Statements in our Annual Report on Form 10-K for 2010, without giving effect to estimated forfeitures.
(3)	The amount shown represents the grant date fair value of stock option awards computed in accordance with FASB ASC Topic 718 utilizing the assumptions discussed in Note 8 of the Notes to Consolidated Financial Statements in our Annual Report on Form 10-K for 2010, without giving effect to estimated forfeitures.
(4)	The amount shown reflects the named executive officer’s bonus paid for our performance and the named executive officer’s performance against his or her specified individualized objectives and bonus for performance in the applicable years. Includes RSUs issued in lieu of cash bonus to the following named executive officers: Lars Dalgaard: 10,361 RSUs; Bruce C. Felt, Jr.: 3,582 RSUs; Hillary B. Smith: 1,276 RSUs.
(5)	Consists of payout of accrued vacation time.
(6)	Mr. Dennerline joined us in November 2010 and his salary was pro rated accordingly.
(7)	Mr. Diana joined us in December 2010 and his salary was pro rated accordingly.
(8)	Ms. Smith joined us in May 2010 and her salary and non-equity incentive plan compensation were pro rated accordingly.

Subsequent to December 31, 2010, on July 20, 2011, we entered an amended and restated employment agreement (the “2011 Employment Agreement”) with Mr. Dalgaard. Pursuant to the 2011 Employment Agreement, Mr. Dalgaard’s base salary was increased to $600,000 with an annual on-target bonus of $600,000, which may be paid at up to 275% of the target amount. Please see the section entitled “—Employment and Change of Control Arrangements—2011 Dalgaard Employment Agreement” below.

For a description of the material terms of the offer letters given to the named executive officers in the above table, please see the section entitled “—Employment and Change of Control Arrangements” below.

Grants of Plan-Based Awards

The table below summarizes grants made to each of our named executive officers for 2010:

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards				Stock Awards: Number of Units(2)	Option Awards: Number of Securities Underlying Options Awards(3)	Exercise Price of Option Awards(4)	Grant Date Fair Value of Stock and Option Awards(5)
		Threshold	Target	Maximum(1)
Lars Dalgaard		$432,000	$540,000	$1,080,000
	3/18/2010					100,000			$2,022,000
	3/18/2010						100,000	$20.22	1,056,510

Bruce C. Felt, Jr.		180,000	225,000	450,000
	3/18/2010					70,000			1,415,400
	3/18/2010						70,000	20.22	739,557

Doug Dennerline	11/15/2010					100,000			2,863,000
	11/15/2010						150,000	28.13	2,059,995

Jeffrey W. Diana	12/15/2010					65,000			1,929,200
	12/15/2010						65,000	29.68	925,405

Hillary B. Smith		79,745	96,681	199,362	(6)
	6/15/2010					65,000			1,495,650
	6/15/2010						65,000	23.01	754,553

(1)	The maximum total individual payout is limited to 200% of a named executive officer’s full bonus target.
(2)	All restricted stock unit grants were granted under our 2007 Equity Incentive Plan.
(3)	Each stock option was granted under our 2007 Equity Incentive Plan.
(4)	Represents the fair market value of a share of our common stock on the stock option’s grant date.
(5)	The amounts in this column represent share-based payments based on the grant date fair value of the stock options and RSUs on the grant date computed in accordance with FASB ASC Topic 718 utilizing the assumptions discussed in Note 8 of the Notes to Consolidated Financial Statements in our Annual Report on Form 10-K for 2010, without giving effect to estimated forfeitures.
(6)	Represents pro-rated amounts.

The unvested shares issued upon exercise of the stock options in the above table are subject to a right to repurchase by us upon termination of employment, which right lapses in accordance with the vesting schedule described above. Each stock option in the above table expires ten years from the date of grant. Certain of these stock options and RSUs are subject to accelerated vesting upon a termination without “cause” or a termination for “good reason” following a change of control as discussed below in “Employment and Change of Control Arrangements.”

Subsequent to December 31, 2010, (i) in January 2011 pursuant to his offer letter, Mr. Dennerline was granted an option to purchase 100,000 shares of common stock at an exercise price of $28.60 per share, (ii) in March 2011, Mr. Felt was granted an RSU to acquire 31,429 shares and (iii) in March 2011, Ms. Smith was granted an RSU to acquire 8,571 shares. Subsequent to December 31, 2010, Mr. Dalgaard was granted a RSU covering 40,000 shares. In addition, pursuant to the 2011 Employment Agreement, Mr. Dalgaard was granted two RSUs: one RSU to acquire 81,967 shares subject to time-based vesting and a second RSU to acquire 99,999 shares with the opportunity to earn up to a maximum of 199,998 shares subject to performance-based vesting.

Please see the section entitled “—Employment and Change of Control Arrangements—2011 Dalgaard Employment Agreement” below.

Outstanding Equity Awards at Fiscal Year-End

The following table summarizes outstanding equity awards held by each of our named executive officers as of December 31, 2010:

Name	Option Awards(1)						Stock Awards(1)
	Number of Securities Underlying Unexercised Options				Option Exercise Price(2)	Option Expiration Date	Number of Units That Have Not Vested		Market Value of Units That Have Not Vested(15)
	Exercisable		Unexercisable
Lars Dalgaard	131,250		168,750	(3)	$5.11	3/4/2019	—		—
	—		—		—	—	150,000	(4)	$4,344,000
	690,000	(5)	—		1.30	5/18/2016	—		—
	800,000	(6)	—		8.50	7/20/2017	—		—
	40,000	(7)	5,833		8.75	9/13/2017	—		—
	—		100,000	(8)	20.22	3/19/2020	—		—
	—		—		—	—	100,000	(9)	2,896,000

Bruce C. Felt, Jr.	25,060		56,250	(3)	5.11	3/4/2019	—		—
	—		—		—	—	22,500	(4)	651,600
	50,000	(10)	—		11.55	5/17/2018	—		—
	—		70,000	(8)	20.22	3/19/2020	—		—
	—		—		—	—	70,000	(9)	2,027,200

Doug Dennerline	—		150,000	(11)	28.63	11/16/2020	—		—
	—		—		—	—	100,000	(12)	2,896,000

Jeffrey W. Diana	—		65,000	(13)	29.68	12/16/2020	—		—
	—		—		—	—	65,000	(14)	1,882,400

Hillary B. Smith	—		65,000	(16)	23.01	6/16/2020	—		—
	—		—		—	—	65,000	(17)	1,882,400

(1)	Each stock option and RSU was granted pursuant to our 2001 Stock Option Plan (only in the case of stock options) or our 2007 Equity Incentive Plan. The vesting and exercisability of each stock option and vesting of each RSU is described in the footnotes below. Each of these stock options expires ten years from the date of grant. Certain of these stock options and RSUs are also subject to accelerated vesting upon involuntary termination or constructive termination following a change of control as discussed below in “—Employment and Change of Control Arrangements.”
(2)	Represents the fair market value of a share of our common stock on the stock option’s grant date, as determined by (1) our Board with respect to stock options granted prior to our initial public offering in November 2007, (2) the closing price of our common stock on the NASDAQ Global Market on the date of grant with respect to all other stock options.
(3)	These stock options vest as to 25% of the shares on March 3, 2010 and as to 1/48th of the shares each month over the three years thereafter.
(4)	These RSUs vest as to 25% of the units each anniversary over four years, starting March 3, 2010.
(5)

This stock option is immediately exercisable and our right of repurchase lapses as to 1/24th of the shares each month over two years, starting on May 17, 2006. As of December 31, 2010, all shares subject to this option were vested.

(6)

These stock options are immediately exercisable and our right of repurchase lapses as to 1/48th of the shares each month commencing on the date of grant. As of December 31, 2010, 683,333 shares subject to these options were vested.

(7)

These stock options are immediately exercisable and our right of repurchase lapses as to 1/48th of the shares each month commencing on the date of grant. As of December 31, 2010, 34,167 shares subject to these options were vested.

(8)	These stock options vest as to 25% of the shares on March 18, 2011 and as to 1/48th of the shares each month over the three years thereafter.
(9)	These RSUs vest as to 25% of the units each anniversary over four years, starting March 18, 2011.
(10)	This stock option is immediately exercisable and our right of repurchase will lapse as to 25% of the shares on May 16, 2009, and as to 1/48th of the shares each month over the three years thereafter.
(11)	This stock option vests as to 25% of the shares on November 10, 2011, and vests as to 1/48th of the shares each month over the three years thereafter.
(12)	These RSUs vest as to 25% of the units each anniversary over four years, starting November 15, 2011.
(13)	This stock option vests as to 25% of the shares on December 6, 2011, and vests as to 1/48th of the shares each month over the three years thereafter.
(14)	These RSUs vest as to 25% of the units each anniversary over four years, starting December 15, 2011.
(15)	The market value of the RSUs that have not vested is based on the closing market price of our common stock on December 31, 2010 of $28.96.
(16)	These stock options vest as to 25% of the shares on May 17, 2011 and as to 1/48th of the shares each month over the three years thereafter.
(17)	These RSUs vest as to 25% of the units each anniversary over four years, starting June 15, 2011.

2010 Option Exercises and Stock Vested

The table below summarizes the options exercised by and RSUs vesting for each of our named executive officers for the fiscal year ended December 31, 2010.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise	Number of Shares Acquired on Vesting	Value Realized on Vesting
Lars Dalgaard	—	$—	50,000	927,000
Bruce C. Felt, Jr.	118,690	3,053,841	7,500	139,050

Employment and Change of Control Arrangements

Change in Control Plan

In July 2010, the Board approved the SuccessFactors, Inc. Change in Control Plan, as amended (the “Change in Control Plan”). Our named executive officers and other employees designated as Tier 2 or Tier 3 Employees by the plan administrator are eligible to participate in the Change in Control Plan.

Under the Change in Control Plan, in the event of a qualifying termination in connection with a Change in Control (as defined below) and contingent upon the participant’s execution of a binding severance and release agreement, the participant will be entitled to receive (1) a lump sum cash payment in an amount equal to such participant’s annual base salary as in effect immediately prior to the severance date, plus such participant’s target annual bonus or cash incentive opportunity for the year in which the severance date occurs, multiplied by (i) two, in the case of the Chief Executive Officer and other employees designated as Tier 1 Employees by the plan administrator in writing, (ii) one, in the case of (i) an “officer” of SuccessFactor within the meaning of Section 16 and Rule 16a-1(f) under the Exchange Act, (ii) an “executive officer” of SuccessFactor within the meaning of Item 401(b) of Regulation S-K and Rule 405 of the Securities Act or (ii) any other employee designated as Tier 2 Employees by the plan administrator in writing; or (iii) 0.5, in the case of any employee designated as Tier 3 Employees by the plan administrator, (2) full acceleration of all outstanding equity awards;

and (3) reimbursement of premiums paid for continuation coverage for twelve months in for Tier 1 and Tier 2 Employees and six months for Tier 3 Employees pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”).

A “Change in Control” under the Change in Control Plan shall be deemed to have occurred if any one of the following events shall have occurred: (i) any “person” (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934 (the “Exchange Act”)) becomes the “beneficial owner” (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of our securities representing fifty percent (50%) or more of the total voting power represented by our then-outstanding voting securities; (ii) the consummation of the sale or disposition by us of all or substantially all of our assets; (iii) the consummation of a merger or consolidation of us with any other corporation, other than a merger or consolidation which would result in our voting securities outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) at least fifty percent (50%) of the total voting power represented by our voting securities or such surviving entity or its parent outstanding immediately after such merger or consolidation; or (iv) any other transaction which qualifies as a “corporate transaction” under Section 424(a) of the Code wherein our stockholders give up all of their equity interest in us (except for the acquisition, sale or transfer of all or substantially all of our outstanding shares).

The Change in Control Plan terminates automatically five years from the date it was adopted unless extended by us or unless a Change in Control has occurred prior to its termination. If a Change in Control occurs prior to the Change in Control Plan’s termination, the Change in Control Plan will terminate automatically one year and one day after the Change in Control, or if later, when all benefits payable under the Change in Control Plan are paid.

In order to be eligible to participate in the Change in Control Plan, the participant must opt in to the Change in Control Plan and waive any existing severance arrangement that would be triggered by a Change in Control or similar transaction.

Currently, all of our named executive officers are participants in the Change in Control Plan.

Employment Arrangements

Lars Dalgaard. In July 2007, we entered into an employment letter with Lars Dalgaard, our founder and Chief Executive Officer. This employment letter specifies that Mr. Dalgaard’s employment with us is at-will. Mr. Dalgaard was entitled to receive initial base compensation of $400,000 per year and he was eligible to receive a target bonus for 2007 of 100% of his base compensation, and up to 150% of his base compensation in the event of extraordinary performance. The bonus would be payable after the completion of audited financial results for 2007. Furthermore, we were permitted to defer payment of up to one-third of his bonus for a period of one year, consistent with any such deferral for the executive management team generally. Mr. Dalgaard also received an option to purchase 800,000 shares of common stock with an exercise price of $8.50 per share, which vests in equal monthly installments over a four-year period. In the event that Mr. Dalgaard’s employment is terminated by us without cause or that Mr. Dalgaard terminates his employment for good reason, each as defined in his employment letter, Mr. Dalgaard would be entitled to receive 12 months of his base salary, plus a pro-rated portion of his target bonus, with 50% of such amount payable immediately and the remainder payable over a 12-month period. If Mr. Dalgaard terminates his employment for good reason within 6 to 12 months following a change of control, or if his employment with us is terminated by us without cause within 12 months of a change of control, he would be entitled to receive 24 months of his base salary and two (2) times his annual bonus target with full acceleration of the vesting of his unvested stock options or restricted stock.

This employment letter was in effect through 2010. On July 20, 2011, we entered an amended and restated employment agreement (the “2011 Employment Agreement”) with Mr. Dalgaard. For a description of the 2011 Employment Agreement, please see the section entitled “—Employment and Change of Control Arrangements—2011 Dalgaard Employment Agreement” below.

Bruce C. Felt, Jr. In October 2006, Mr. Felt executed our written offer of employment as our Chief Financial Officer. The written offer of employment specifies that Mr. Felt’s employment with us is at will. The offer letter provided for base compensation and a target bonus based on a percentage of his base compensation. Pursuant to the offer letter, Mr. Felt received an option to purchase 500,000 shares of common stock with an exercise price equal to the fair market value of our common stock on the date of grant. In the event Mr. Felt’s employment with us was terminated without cause within the first year of his employment with us, he would have been entitled to receive a severance payment of six months of his base salary as well as six months of accelerated vesting of unvested shares. If his employment with us is terminated without cause after the first year of his employment with us, he is entitled to receive a severance payment of six months of his base salary, as well as three months of accelerated vesting of unvested shares. Mr. Felt will participate in the Change in Control Plan as a “Tier 2” employee.

Doug Dennerline. Pursuant to Mr. Dennerline’s offer letter entered into in November 2010, Mr. Dennerline initially received an annual base salary of $400,000, with an annual on-target bonus equal to 100% of his base salary. He also received a cash sign-on bonus of $200,000, which he would have been required to repay had he voluntarily left prior to the one-year anniversary of his employment. Mr. Dennerline was granted 100,000 RSUs, which will vest as to 25% of the shares subject to such award on each one-year anniversary of employment, and an option to purchase 150,000 shares of common stock, which option vests as to 25% of the shares on the one-year anniversary of employment and as to 1/48th of the shares subject to the grant on a monthly basis thereafter. Pursuant to his offer letter, Mr. Dennerline also received a grant of an option to purchase 100,000 shares of common stock in January 2011, which option vests as to 25% of the shares subject to the grant on the one-year anniversary of the grant date and as to 1/48th of the shares subject to the grant on a monthly basis thereafter. Mr. Dennerline will participate in the Change in Control Plan as a “Tier 2” employee.

Jeffrey W. Diana. Pursuant to Mr. Diana’s offer letter entered into in November 2010, Mr. Diana initially received an annual base salary of $300,000, with an annual on-target bonus equal to 75% of his base salary. He also received a cash sign-on bonus of $100,000. In addition, upon the closing of the purchase of a house in the San Francisco Bay Area to serve as his primary residence and assuming he has relocated to work out of our office in San Mateo, CA, he will be paid a bonus of $100,000 within 30-days of such closing. In addition, upon the closing of the sale of his existing primary residence and assuming he has relocated to work out of our office in San Mateo, CA, he will receive an additional payment of $300,000 within 30-days of such closing. If he voluntarily leaves employment for any reason within three years of his commencement of employment, he will be required to repay the amounts (net of taxes) described in the preceding sentence as follows: (A) 100% if he leaves prior to the one-year anniversary of his commencement of employment, (B) 50% if he leaves after the one-year anniversary but prior to the two-year anniversary of his commencement of employment, (C) 25% if he leaves after the two-year anniversary but prior to the three-year anniversary of his commencement of employment, and (D) 0% if he leaves after the three-year anniversary of his commencement of employment. Mr. Diana was granted 65,000 RSUs, which will vest as to 25% of the shares subject to such award on each one-year anniversary of employment, and an option to purchase 65,000 shares of common stock, which option vests as to 25% of the shares on the one-year anniversary of employment and as to 1/48th of the shares subject to the grant on a monthly basis thereafter. Mr. Diana will participate in the Change in Control Plan as a “Tier 2” employee.

Hillary B. Smith. Pursuant to Ms. Smith’s offer letter, Ms. Smith received an initial annual salary of $265,000, with an annual on-target bonus of 60% of her base salary. Ms. Smith was also granted 65,000 RSUs which will vest as to 25% of the shares subject to such award on each one-year anniversary of employment, and an option to purchase 65,000 shares of common stock, which option vests as to 25% of the shares on the one-year anniversary of employment and as to 1/48th of the shares subject to the grant on a monthly basis thereafter. Ms. Smith will participate in the Change in Control Plan as a “Tier 2” employee.

2011 Dalgaard Employment Agreement

On July 20, 2011, we entered an amended and restated employment agreement (the “2011 Employment Agreement”) with Mr. Dalgaard, pursuant to which his annual base salary will be increased to $600,000 per year, with an annual on target bonus of $600,000, which may be paid at up to 275% of the target amount. The salary and target bonus changes became effective as of April 1, 2011. Mr. Dalgaard also received PRSUs and RSUs. The 2011 Employment Agreement also amended the benefits Mr. Dalgaard would receive upon a termination of employment, as described below.

Termination without Cause or Resignation for Good Reason in the Absence of a Change in Control. If Mr. Dalgaard’s employment is terminated without “Cause” or if he resigns for “Good Reason,” and he executes a binding release of claims, he will be entitled to a lump sum cash payment equal to 150% of his base salary and his then current target bonus. He will also be entitled to reimbursement for 18 months of COBRA insurance premiums. Mr. Dalgaard will also receive 18 months of acceleration for any outstanding unvested stock options or RSUs and will have a 12 month post-termination exercise period for any outstanding stock options. Unearned shares covered by the PRSU will be treated as described below. He will also be available, if requested by the Company, to consult for the Company for a period of 12 months, not to exceed 10 hours per month and will be paid at a rate of $500 per hour.

•

For purposes of a termination without Cause or resignation for Good Reason in the absence of a Change in Control, “Cause” shall mean Mr. Dalgaard’s (i) failure to substantially perform, or gross negligence in the performance of, his duties after there has been delivered to Mr. Dalgaard a written demand for performance which describes the specific deficiencies in Mr. Dalgaard’s performance and the specific manner in which Mr. Dalgaard’s performance must be improved, and which provides Mr. Dalgaard thirty (30) days from the date of notice to remedy such performance deficiencies; (ii) commission of any act of fraud, gross misconduct or dishonesty with respect to the Company; (iii) conviction of, or plea of guilty or “no contest” to, a felony or a crime involving moral turpitude; (iv) material breach of the Employment Agreement or any proprietary information and inventions or confidentiality agreement with the Company; or (v) failure to follow the lawful directions of the Board.

•

For purposes of a termination without Cause or resignation for Good Reason in the absence of a Change in Control, “Good Reason” shall mean any of the following taken without Mr. Dalgaard’s written consent with sixty (60) days notice to the Company and thirty (30) days opportunity to cure, after which Mr. Dalgaard terminates employment within thirty (30) days of the Company’s failure to cure: (i) a change in the Mr. Dalgaard’s title of Chief Executive Officer of the Company or a material reduction in the Mr. Dalgaard’s duties or responsibilities that is inconsistent with Mr. Dalgaard’s position as Chief Executive Officer of the Company or its successor; (ii) a requirement by the Company that Mr. Dalgaard relocate Mr. Dalgaard’s principal office to a facility more than 50 miles from the Company’s current headquarters without Mr. Dalgaard’s consent; (iii) a reduction in Mr. Dalgaard’s annual base salary by more than 10% (other than in connection with a general decrease in the salary of all executive officers of the Company) or (iv) a material breach by the Company of the Employment Agreement.

Termination without Cause or Resignation for Good Reason Following a Change in Control. If Mr. Dalgaard’s employment is terminated without Cause or he resigns for Good Reason during the period of time beginning on the date the definitive agreement contemplated in a Change in Control is executed and ending on either the date that is 12 months following a Change in Control (if the Change in Control is consummated) or the date of termination of such agreement (if the Change in Control is not consummated), and he executes a binding release of claims, he will receive the benefits under the Change in Control Plan, except that the PRSU will be accelerated as provided below, all subject to him executing a two-year non-competition agreement. For purposes of a termination without Cause or resignation for Good Reason following a Change in Control, “Cause” and “Good Reason” are as defined in the Change in Control Plan.

For purposes of the 2011 Employment Agreement, “Change of Control” has the meaning set forth in the Change in Control Plan.

Pursuant to the 2011 Employment Agreement, Mr. Dalgaard received two grants of RSUs, one being time-based and the other being performance-based, the PRSU. The time-based RSU covers 81,967 shares vesting 25%

annually over four years, with the vesting commencement date being March 16, 2011. The PRSU earned at target covers 99,999 shares with the opportunity to earn up to a maximum of 199,998 shares. The PRSU has three performance periods, described below, and vests at the end of each performance period, subject to the applicable performance metrics being satisfied.

Under the PRSU, shares are earned based on two performance metrics: (1) the Company’s total stockholder return (“TSR”); and (2) the Company’s relative revenue growth achievement, each relative to a peer group of companies (“RRG”) listed in the PRSU agreement.

The first tranche of the PRSU will have a performance period measured against peer group company performance for 2011; the second tranche of the PRSU will be measured against peer group company performance for 2011-2012; and the third tranche of the PRSU will be measured against peer group company performance for 2011-2013.

In the table set forth below is the number of target shares for each year covered by the PRSU:

Year	PRSU Target Based on RRG	PRSU at Target Based on TSR	Target
2011	16,697	16,636	33,333
2012	16,697	16,636	33,333
2013	16,697	16,636	33,333

The number of shares earned for each tranche will be based on the following targets and levels of achievement for each metric:

Performance Relative to Peers	Shares Covered by PRSU as a Percentage of Target
90th Percentile and above	200% of target
80th Percentile and above	150% of target
70th Percentile and above	100% of target
55th Percentile and above	75% of target
40th Percentile and above	50% of target
25th Percentile or less	0%

Achievement between the stated percentiles will be calculated using interpolation between points on a straight-line basis.

In the event of Mr. Dalgaard’s termination of employment by the Company without Cause (defined in “Termination without Cause or Resignation for Good Reason in the Absence of a Change in Control” above) or by Mr. Dalgaard for Good Reason (defined in “Termination without Cause or Resignation for Good Reason in the Absence of a Change in Control” above), then Mr. Dalgaard will become immediately vested in the number of shares at target representing the number of each full month of employment in the year in which such termination occurs plus an additional number of shares at target as if Mr. Dalgaard had continued in employment with the Company for eighteen (18) additional months following such termination date with proration for any calendar year in which Mr. Dalgaard has less than twelve (12) months of deemed continued service.

Upon a Change in Control, with no termination of employment, all performance metrics will be deemed to have been met at target and the target number of shares subject to the PRSU for each then outstanding performance period shall vest and be settled on each December 31st (subject to acceleration as described below).

In the event of a termination without Cause or a resignation for Good Reason, each within the meaning of the Change in Control Plan, during the period of time beginning on the date the definitive agreement contemplated in a Change in Control is executed and ending on either the date that is 12 months following a Change in Control (if the Change in Control is consummated) or the date of termination of such agreement (if the Change in Control is not consummated), all unvested shares covered by the PRSU shall vest and be settled at target. Any shares subject to the PRSU that are earned for a completed measurement period prior to such termination shall vest and be settled based on actual Company performance.

Potential Payments Upon a Termination or Change in Control

The following table summarizes the benefits payable to each named executive officer who is currently serving as an executive officer upon termination of each named executive officer’s employment either before or after a change in control, as of December 31, 2010.

The value of the severance, vesting acceleration, COBRA premiums and vacation payments shown in the table below was calculated based on the assumption that the resignation, termination or change in control, if applicable, occurred and the named executive officer’s employment terminated on December 31, 2010, and the fair market value per share of our common stock on that date was $28.96, which represents the closing price per share of our common stock on the NASDAQ Global Market on December 31, 2010. The value of the stock option vesting acceleration was calculated by multiplying the number of unvested shares subject to each stock option that accelerate upon a change in control by the difference between $28.96 and the exercise price per share of the stock option. The value of the RSU vesting acceleration was calculated by multiplying the number of unvested shares by the fair market value per share of our common stock as of December 31, 2010.

Name	Benefit	Voluntary Resignation of Termination for Cause	Termination without Cause without Change in Control		Termination without Cause or Constructive Termination after Change in Control(5)
Lars Dalgaard	Severance	$—	$1,080,000	(4)	$2,160,000
	Value of accelerated stock options(2)	—	—		7,403,579
	Value of accelerated restricted stock units(3)		—		7,240,000
	COBRA premiums	—	—		21,562

	Total value	$—	$1,080,000		$16,825,141

Bruce C. Felt, Jr.(1)	Severance	$—	$150,000		$525,000
	Value of accelerated stock options(2)	—	356,413		2,261,659
	Value of accelerated restricted stock units(3)		724,000		2,678,800
	COBRA premiums	—	—		21,562

	Total value	$—	$1,230,413		$5,487,021

Doug Dennerline	Severance	$—	$—		$800,000
	Value of accelerated stock options(2)	—	—		124,500
	Value of accelerated restricted stock units(3)		—		2,809,600
	COBRA premiums	—	—		21,562

	Total value	$—	$—		$3,755,662

Jeffrey W. Diana	Severance	$—	$—		$525,000
	Value of accelerated stock options(2)	—	—		—
	Value of accelerated restricted stock units(3)		—		1,882,400
	COBRA premiums	—	—		21,562

	Total value	$—	$—		$2,428,962

Hillary B. Smith	Severance	$—	$—		$424,000
	Value of accelerated stock options(2)	—	—		386,750
	Value of accelerated restricted stock units(3)		—		1,882,400
	COBRA premiums	—	—		6,952

	Total value	$—	$—		$2,700,102

(1)	If terminated without cause after one year of employment, Mr. Felt is entitled to receive six months salary severance and accelerated vesting of 3 months of vesting acceleration of all unvested equity.

(2)	This amount represents the value of the accelerated vesting of outstanding stock options, calculated as the difference between the December 31, 2010 closing stock price of $28.96 and the exercise price for each option.
(3)	This amount represents the value of the accelerated vesting of RSUs, based on the December 31, 2010 closing stock price of $28.96.
(4)	If terminated by us without cause or if Mr. Dalgaard terminates his employment for good reason, each as defined in his employment letter, Mr. Dalgaard is entitled to receive 12 months’ salary plus a pro-rated annual bonus target based on the number of days employed. This amount assumes a 100% payout of the annual target bonus.
(5)	Upon termination without Cause three months preceding a Change in Control, the participants in the Change in Control Plan receive full vesting of outstanding equity grants upon the date of the Change in Control, however, vesting ceases between the Termination Date and the date of the Change in Control.

Subsequent to December 31, 2010, the benefits payable to Mr. Dalgaard upon termination of his employment without cause or for good reason, before or after a change in control were modified pursuant to the 2011 Employment Agreement. Please see the section entitled “—Employment and Change of Control Arrangements—2011 Dalgaard Employment Agreement” above.

GOLDEN PARACHUTE COMPENSATION

Background

In this Information Statement, the Company is required to disclose any agreement or understanding, whether written or unwritten, between the named executive officers and the Company or SAP AG concerning any type of compensation, whether present, deferred or contingent, that is based upon or otherwise relates to the Offer. The Company has entered into a Change in Control Plan with the named executive officers and the Company has issued a PRSU to Mr. Dalgaard, both of which provide for potential compensation in connection with the Offer. The terms and conditions of the Change in Control Plan and the PRSU are described in “– Employment and Change in Control Agreements” above.

Aggregate Amounts of Potential Compensation

The table below summarizes potential payments and benefits that a named executive officer could be entitled to receive if the Offer is consummated and, for certain payments and benefits if the named executive officer also incurs certain terminations of employment, as discussed below. Please note that the amounts indicated below are estimates based on multiple assumptions that may or may not actually occur, including assumptions described herein. Some of these assumptions are based on information currently available and, as a result, the actual amounts, if any, to be received by a named executive officer may differ in material respects from the amounts set forth below.

For purposes of calculating such potential amounts, we have assumed an Acceptance Time of January 31, 2012, including with respect to calculating the portion of equity awards subject to accelerated vesting, and have further assumed that each named executive officer incurs a termination of his or her employment without “cause” or for “good reason” on such date that would entitle them to the benefits set forth in the table below.

Golden Parachute Compensation

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Total ($)
Lars Dalgaard,	2,400,000	17,069,538	18,000	19,487,538
Chief Executive Officer and Founder

Doug Dennerline,	900,000	5,063,088	18,000	5,981,088
President

Bruce C. Felt, Jr.,	577,500	5,842,732	18,000	6,438,232
Chief Financial Officer

Jeffrey W. Diana,	546,000	2,439,125	18,000	3,003,125
Chief People Officer

Hillary B. Smith,	453,750	2,960,043	18,000	3,431,793
General Counsel

(1)	Amounts in this column represent the cash severance payments under the Change in Control Plan if, prior to the one-year anniversary of the Acceptance Time, the named executive officer is terminated without “cause” or voluntarily terminates for “good reason,” (i.e., “double trigger” severance payments). Payment would be contingent upon the executive’s executing a severance and release agreement. Severance would be paid as a cash lump sum within 60 days of the employment termination date, in an amount equal to (x) 1 times the executive’s annual base salary in effect immediately prior to such termination, plus 1 times the executive’s target annual bonus or cash incentive opportunity for Messrs. Dennerline, Felt and Diana and Ms. Smith and (y) 2 times the executive’s annual base salary in effect immediately prior to such termination, plus 2 times the executive’s target annual bonus or cash incentive opportunity for Mr. Dalgaard. For Mr. Dalgaard only, receipt of benefits under the Change in Control Plan is subject to Mr. Dalgaard entering into and complying with the terms of a two-year noncompetition agreement.
(2)	Amounts in this column represent (x) cash to be received in respect of Options whose vesting will accelerate (i.e., “single-trigger” acceleration) at the Acceptance Time and (y) the estimated value of RSUs whose vesting may accelerate under the Change in Control Plan if, prior to the one-year anniversary of the Acceptance Time, the named executive officer is terminated without “cause” or voluntarily terminates for “good reason,” (i.e., “double trigger” acceleration). Pursuant to the Merger Agreement, all Options (whether vested or unvested) that are unexpired, unexercised and outstanding as of the Effective Time will be cancelled and converted into the right to receive a cash payment as described above and a termination of employment is not required before payment of these amounts can occur. The Option payment will be in an amount equal to the product of (x) the aggregate number of shares of common stock of the Company subject to such options and (y) the excess, if any, of the Offer Price of $40.00 over the per share exercise price of each option and will be made within 30 days following the Effective Time. The amount of the “single-trigger” Option vesting acceleration payment for Mr. Dalgaard is $4,124,218, for Mr. Dennerline is $2,063,088, for Mr. Felt is $1,885,572, for Mr. Diana is $489,125 and for Ms. Smith is $667,203. Each unvested RSU is being converted into the right to receive unvested cash in the amount of $40.00, payable at the time the converted RSU would have otherwise vested under the terms and conditions of governing such RSU. For purposes of the above table it is assumed that each Named Executive Officer’s employment was terminated without “cause” or for “good reason” in connection with the Acquisition, thereby entitling such executives to full acceleration of their RSUs under the terms of the Change in Control Plan, or for Mr. Dalgaard’s PRSU, under the terms of the PRSU agreement (i.e., “double trigger” acceleration). The value of “double-trigger” vesting acceleration with respect to RSUs that are converted to restricted cash for Mr. Dalgaard is $12,945,320 (for purposes of the PRSU acceleration it is assumed that one third of the PRSU had been earned at target and did not accelerate, and two-thirds remained unvested at the time of termination and therefore was subject to vesting acceleration), for Mr. Dennerline is $3,000,000, for Mr. Felt is $3,957,160, for Mr. Diana is $1,950,000 and for Ms. Smith is $2,292,840.

(3)	Amounts in this column represent the estimated value of payments for continuation of medical coverage pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) for 12 months, to which the named executive officer would be entitled under the Change in Control Plan if, prior to the one-year anniversary of the Acceptance Time, the named executive officer is terminated without “cause” or voluntarily terminates for “good reason,” (i.e., “double trigger” COBRA payments).

Executive Stock Ownership

In February 2011, we adopted stock ownership guidelines for our executive officers. Under these guidelines, our Chief Executive Officer would be required to hold stock with a value equal to three times and our other executive officers would be required to hold stock equal to one time, his or her respective base salary. Unvested equity awards would not be counted in determining stock ownership. These officers have five years to meet this ownership guideline.

Risks from Compensation Policies and Practices

During 2010, management, together with the outside compensation consultant, reviewed our compensation policies and discussed this review with the Compensation and Leadership Development Committee. Based on this review, we do not believe that any risks relating to our compensation policies and practices for our employees are reasonably likely to have a material adverse effect on our business. In addition, the Compensation and Leadership Development Committee believes that the mix and design of the elements of executive compensation do not encourage management to assume excessive risks. The weighting towards long-term incentive compensation discourages short-term risk taking. Goals are appropriately set with targets that encourage growth in the business, while doing so in a manner that encourages profitability. As a technology company, we believe that we do not face the same level of risks associated with compensation for employees in the financial services sector such as traders who may deal in instruments with a high degree of risk. Furthermore, as described in our Compensation Discussion and Analysis, compensation decisions include subjective considerations, which restrain the influence of formulae or objective factors on excessive risk taking.

Compensation and Leadership Development Committee Report

This report of the Compensation and Leadership Development Committee is required by the Securities and Exchange Commission and, in accordance with the Commission’s rules, will not be deemed to be part of or incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act of 1933, as amended, or under the Securities Exchange Act of 1934, as amended, except to the extent that SuccessFactors specifically incorporates this information by reference, and will not otherwise be deemed “soliciting material” or “filed” under either the Securities Act of 1933 or the Securities Exchange Act of 1934.

The Compensation and Leadership Development Committee of SuccessFactors has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and based on such review and discussions, the Compensation and Leadership Development Committee recommended to the Board that the Compensation Discussion and Analysis be included in the Proxy Statement filed in connection with the Company’s 2011 Annual Meeting of Stockholders and has authorized its inclusion in this Information Statement.

The Compensation and Leadership Development Committee:

Douglas J. Burgum, Chair

William H. Harris, Jr.

RELATED PARTY TRANSACTIONS

From January 1, 2010 to the present, there have been no (and there are no currently proposed) transactions in which SuccessFactors was (or is to be) a participant and the amount involved exceeded $120,000 and in which any executive officer, director, 5% beneficial owner of our common stock or member of the immediate family of any of the foregoing persons had (or will have) a direct or indirect material interest, except the compensation arrangements described above for our named executive officers and directors and compensation arrangements with our other executive officers not required to be disclosed in this section by SEC rules and regulations.

Our policy and the charter of our Nominating and Corporate Governance Committee and the charter of our Audit Committee adopted by our Board require that any transaction with a related party that must be reported under applicable rules of the SEC, other than compensation related matters, must be reviewed and approved or ratified, by our Nominating and Corporate Governance Committee, unless the related party is, or is associated with, a member of that committee, in which event the transaction must be reviewed and approved by our Audit Committee. These committees have not adopted specific policies or procedures for review of, or standards for approval of, these transactions. We expect that any such transaction would be approved or ratified only if these committees concluded in good faith that it was in our interest to proceed with it.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 and SEC rules require our directors, executive officers and persons who own more than 10% of our common stock to file reports of their ownership and changes in ownership of our common stock with the Securities and Exchange Commission. Based solely on our review of the reports filed during the fiscal year, we determined that no director, executive officer or beneficial owner of more than 10% of our common stock failed to file on a timely basis during 2010 except as follows: the Form 4’s reflecting the stock election for directors fees paid in December 2009 were filed late on February 17, 2010 for three Board members; a Form 4 for a sale by Ms. Nelson was filed late on February 25, 2010 covering one transaction; Form 4’s for three transactions for Mr. Womack were filed late on April 13, 2010, July 26, 2010 and September 17, 2010); a Form 4 covering two transactions for Mr. Larson was filed late on July 26, 2010; Mr. Albright filed two late Form 4s (one on each of July 26, 2010 and August 4, 2010), each of which covered two transactions; and Form 4s were filed late on September 17, 2010 for Mr. Dalgaard, Mr. Felt, Mr. Au and Mr. Ong for payment of RSUs in lieu of cash bonuses and Ms. Bernholz filed one late Form 4 on September 24, 2010 for vesting of RSUs.

REPORT OF THE AUDIT COMMITTEE

This report of the Audit Committee is required by the Securities and Exchange Commission and, in accordance with the Commission’s rules, will not be deemed to be part of or incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act of 1933, as amended, or under the Securities Exchange Act of 1934, as amended, except to the extent that SuccessFactors specifically incorporates this information by reference, and will not otherwise be deemed “soliciting material” or “filed” under either the Securities Act of 1933 or the Securities Exchange Act of 1934.

The principal purpose of the Audit Committee is to assist the Board in its general oversight of the Company’s accounting practices, system of internal controls, audit processes and financial reporting processes. The Audit Committee is responsible for appointing and retaining our independent auditor and approving the audit and non-audit services to be provided by the independent auditor. The Audit Committee’s function is more fully described in its charter.

Our management is responsible for preparing our financial statements and ensuring they are complete and accurate and prepared in accordance with generally accepted accounting principles. KPMG LLP, our independent registered public accounting firm for 2010, was responsible for performing an independent audit of our consolidated financial statements and expressing an opinion on the conformity of those financial statements with generally accepted accounting principles.

The Audit Committee has reviewed and discussed with management our audited financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (“10-K”).

The Audit Committee has also reviewed and discussed with KPMG LLP the audited financial statements in the 10-K. In addition, the Audit Committee discussed with KPMG LLP those matters required to be discussed by the Statement on Auditing Standards No. 61, as amended (AICPA, Professional Auditing Standard, Vol. 1. AU section 380). Additionally, KPMG LLP provided to the Audit Committee the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding KPMG LLP’s communications with the Audit Committee concerning independence. The Audit Committee also discussed with KPMG LLP its independence from SuccessFactors.

Based upon the review and discussions described above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the 10-K for filing with the United States Securities and Exchange Commission.

THE AUDIT COMMITTEE

Eric C.W. Dunn, Chair

William E. McGlashan, Jr.

Elizabeth A. Nelson

(The foregoing Audit Committee Report does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other filing of SuccessFactors under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that SuccessFactors specifically incorporates the Report by reference therein.)